RECD S.E.C.
APR 3 0 2003
1086

1934 Act Registration No. 33 – 96234

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



FORM 6-K

P.E.
4/1/03

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the Month of April 2003

MTR Corporation Limited
(地 鐵 有 限 公 司)

(Translation of registrant's name into English)


PROCESSED
MAY 01 2003
THOMSON
FINANCIAL

MTR Tower
Telford Plaza
Kowloon Bay
Hong Kong
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F __X__ Form 40-F _______

(Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__X__)

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _______ No __X__

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________)

HKC:820.30

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this Form 6-K may be viewed as "forward-looking statements" within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"). Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of MTR Corporation Limited (the "Company") to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. With respect to the Company's railway operations, such factors include, among others, the following: (i) general political, social and economic conditions in Hong Kong and elsewhere in Asia; (ii) accidents and natural disasters; (iii) the terms on which the Company finances its working capital and capital expenditure requirements; (iv) the implementation of new projects and the timely and effective development of the railway and any disruptions to that implementation and development; (v) changes in the fares for the Company's services; (vi) competition from alternative modes of transportation, in particular franchised buses and public light buses; (vii) the Company's relationship with the Government of the Hong Kong Special Administrative Region (the "Government"); (viii) the Government's policies relating to transportation and land use planning in Hong Kong, which may change as a result of the Government's population and employment growth projections (which themselves are subject to change); and (ix) other factors beyond the Company's control. With respect to the Company's property operations, such factors include, among others, the following: (i) general political, social and economic conditions in Hong Kong and elsewhere in Asia; (ii) the level of interest rates prevailing in Hong Kong; (iii) the Company's ability to complete property developments on time and within budget; (iv) the terms on which the Company finances its working capital and capital expenditure requirements; (v) competition from other property developments; (vi) the Government policies relating to property ownership and development, which may change as a result of the Government's population and employment growth projections (which themselves are subject to change), and (vii) other factors beyond the Company's control.

EXHIBITS

Exhibit Number		Page
1.1	Annual Report 2002.	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MTR Corporation Limited
(Registrant)

Date: April 29, 2003

By: ______________________
Name: Lila Fong
Title: Legal Manager (Secretarial)

Exhibit 1.1

地鐵公司
MTR Corporation


annual report 2002

wider horizons



A rail network spanning the length and breadth of Hong Kong. Property developments that offer new ways of living and working. A future cable car with breathless vistas over land and sea. An expanding array of businesses, in more and more markets around the world.

Ever wider horizons, for MTR, its customers and shareholders.







Contents

2 Milestones 2002

5 Key figures

6 Chairman's statement

10 Operating network and potential extensions

12 Executive management's report:

12 – business environment

14 – railway operations

22 – other businesses

26 – property review

36 – future projects

40 – human resources

42 Corporate governance

44 Sustainability

46 Investor relations

48 Financial review

54 Ten-year statistics

56 Board and Executive Directorate

58 Key corporate management

59 Report of the Members of the Board

69 Contents of accounts and notes

70 Auditors' report

71 Consolidated profit and loss account

72 Consolidated balance sheet

73 Balance sheet

74 Consolidated statement of changes in equity

75 Consolidated cash flow statement

76 Notes to the accounts

121 Unaudited supplementary information for US bond holders

124 Glossary

Milestones 2002

18 August Tseung Kwan O Line Opening Day, Po Lam Station





February New platform screen door at Tsim Sha Tsui Station


東涌吊車計劃
ing Ceremony

July Tung Chung Cable Car Project Provisional Agreement Signing Ceremony



August Tseung Kwan O Line Opening Ceremony

January

- The tender for Area 55b at Tseung Kwan O Station was awarded to a consortium led by New World Development.
- MTR won the Green Office Grand Award in the "2001 Hong Kong Eco-Business Awards" for its achievements in environmental causes.
- MTR was awarded the Intelligent20 Awards for its interactive advertising channel "e-Instant Bonus" system.

February

- Platform screen doors were brought into service at Tsim Sha Tsui Station, the first of our stations to complete this major installation programme of retrofitting all underground stations with platform screen doors by 2006.

March

- MTR was included as one of the constituent stocks in the *FTSE All-World Hong Kong Index*.

April

- *Metro*, the first newspaper freely available on a railway in Hong Kong was launched.
- The first *MTR Corporate Sustainability Report* was issued, covering MTR's social, environmental and economic performance.
- Commercial facilities of the Station Improvement Programme at Central Station were completed.

May

- The Group successfully launched a HK$3.5 billion fixed-rate retail bond, a first by a Hong Kong listed company, achieving record subscription of HK$5.6 billion from 18,162 investors.
- The Company awarded a contract to replace the existing motor-alternators in MTR cars with static inverters, to achieve higher energy efficiency, lower noise levels and higher reliability.
- The Company was awarded a three-year contract to maintain the Automated People Mover at the Hong Kong International Airport.
- An Agreement for Lease for Tseung Kwan O Town Lot No. 70 was executed, marking a significant milestone in the development of the "Dream City" at Area 86.

June

- The tender for Hang Hau Station property development was awarded to a consortium comprising Sino Land and Kerry Properties.
- The Hong Kong Government announced a feasibility study on a possible merger between the Company and the Kowloon-Canton Railway Corporation.

July

- *Jiu Jik*, the recruitment magazine, became available at MTR stations.
- The Company was selected by the Government to develop the Tung Chung Cable Car Project with a Theme Village in Ngong Ping, adding a new dimension to its expanding business horizon.
- The Company signed the project agreement with the Government for the design, construction, financing and operation of the Penny's Bay Rail Link, which is scheduled for completion by July 2005 to serve the future Hong Kong Disney Theme Park.



September New ramp opening at Airport Station



October Station Improvement Programme at Kowloon Bay Station completed



December Best Annual Report Gold Award

July

- A pre-opening charity ride to raise funds for the Community Chest was organised on the Tseung Kwan O Line.
- The Company won its first property development consultancy contract in Singapore.
- The Company received from the American Society for Training & Development the 2001 ASTD Excellence in Practice Award for its Executive Accelerated Development Programme, and the 2001 ASTD Excellence in Practice Citation for "Fulfilling Statutory Requirement Through New Technology and Effective Training Management".
- MTR was invited by Beijing Century Sun Real Estate Development to provide property management services to its Palm Springs International Apartments in Beijing.
- MTR was rated the best among all major public transport providers in Hong Kong for the fourth consecutive year according to survey conducted by Democratic Alliance for Betterment of Hong Kong.

August

- The Tseung Kwan O Line, the Company's fifth commuter line, was opened four months ahead of schedule and HK$14.5 billion below budget, providing efficient and reliable MTR service to residential districts of eastern Kowloon.
- MTR won an operations and maintenance contract for the Binhai Light Railway Project in Tianjin.
- The Shanghai Hong Kong Metro Construction Management Co. Ltd., a joint venture between MTR and a Shanghai municipal company partner, was appointed to manage the construction of the new Shanghai Shensong Line.

September

- MTR became one of constituent stocks of the *FTSE4Good Global Index* and the *Dow Jones Sustainability World Index*, in recognition of meeting global standards of corporate social behaviour.
- A new ramp was opened at the arrival platform of the Airport Station to provide convenient access from the arrival hall of the Hong Kong International Airport to the Airport Express platform.

October

- The Company won the "2002 Business Environment Council Environmental Performance Award" in recognition of its improvements in environmental protection.
- MTR was ranked the "Best in Corporate Governance" in the Hong Kong transportation industry in an investor poll organised by *Asiamoney* magazine.
- The tender for Tiu Keng Leng Station property development was successfully awarded to Union Ford Investments, a subsidiary of Cheung Kong (Holdings).
- Station Improvement Programme for Kowloon Bay Station was completed.

November

- The Company won the "Top Service Award" from *Next* Magazine in recognition of its outstanding services.

December

- MTR won the Gold Award under the General Category in the *2002 Best Annual Reports Competition* organised by the Hong Kong Management Association.
- MTR patronage set a record high of 3.1 million on Christmas Eve.

Key figures

Financial highlights *in HK$ million*	2002	2001	% Increase/ (Decrease)
Revenue			
– Fare	**5,720**	5,728	(0.1)
– Non-fare	**1,966**	1,864	5.5
Operating profit from railway and related operations before depreciation	**4,014**	4,053*	(1.0)
Profit on property developments	**3,755**	3,248	15.6
Operating profit before depreciation	**7,769**	7,301*	6.4
Profit attributable to shareholders	**4,212**	4,278*	(1.5)
Total assets	**101,120**	98,126*	3.1
Loans, obligations under finance leases and bank overdrafts	**33,508**	31,385	6.8
Shareholders' funds	**56,827**	53,893*	5.4
Financial ratios *in %*			
Operating margin			
– before project study and deferred expenditures written-off	**55.1**	53.6*	1.5% pt.
– after project study and deferred expenditures written-off	**52.2**	53.4*	(1.2)% pt.
Gross debt-to-equity ratio	**59.0**	58.2*	0.8% pt.
Return on average shareholders' funds	**7.6**	8.2	(0.6)% pt.
Interest cover *in times*	**4.5**	3.8	18.4
Share information			
Basic earnings per share *in HK$*	**0.83**	0.85	(2.4)
Dividend per share *in HK$*	**0.42**	0.42	–
Share price at 31 December *in HK$*	**8.25**	10.20	(19.1)
Market capitalisation at 31 December *in HK$ million*	**42,560**	51,563	(17.5)
Operations highlights			
Total passenger boardings			
– MTR Lines *in millions*	**777.2**	758.4	2.5
– Airport Express Line *in thousands*	**8,457**	9,022	(6.3)
Average number of passengers *in thousands*			
– MTR Lines *weekday*	**2,261**	2,231	1.3
– Airport Express Line *daily*	**23.2**	25.5	(9.0)
Fare revenue per passenger *in HK$*			
– MTR Lines	**6.65**	6.81	(2.3)
– Airport Express Line	**65.43**	62.50	4.7
Proportion of franchised public transport boardings *in %*			
– All movements	**23.5**	23.5	–
– Cross-harbour	**58.2**	57.4	0.8% pt.
Proportion of transport boardings travelling to/from the airport *in %*			
– Airport Express Line	**25**	27	(2)% pt.

* Restated to include retrospective adjustments due to changes in accounting policies

Chairman's statement

We opened the Tseung Kwan O Line in August, four months ahead of schedule, 47.5% below the original project budget, and were awarded both the Penny's Bay Rail Link and the Tung Chung Cable Car projects.

We successfully tendered out three development packages along the Tseung Kwan O Line and continued to make good progress on the development of other property projects along the Airport Railway. Despite the poor business environment, the Group achieved satisfactory profits of HK$4,212 million, a slight decrease of 1.5% over 2001. Correspondingly, earnings per share were HK$0.83 compared with HK$0.85 in 2001.

The Board of Directors has proposed a final dividend of HK$0.28 per share which, when combined with the interim dividend of HK$0.14 per share, would result in total dividends for the year of HK$0.42 per share. As in previous years, shareholders will be given an option to receive dividends in either cash or scrip. The Government has undertaken to elect to receive its entitlement in scrip form in such amount as to ensure that a maximum of 50% of the total dividend paid by the Company will be in the form of cash. Furthermore, under the project agreement for the Penny's Bay Rail Link, the Government has undertaken to waive all amounts of cash dividends payable to it up to an amount of HK$798 million at net present value. Therefore, there will be no cash payment of the final dividend to the Government for the year.

An eventful 2002

The key objectives for 2002, which I highlighted in our annual report last year, were achieved. Despite continued economic weakness and severe competition from buses, total patronage increased by 2.5% to 786 million as the new Tseung Kwan O Line increased our catchment area and helped reverse the recent declining trend. Indeed, on Christmas Eve 2002, MTR patronage reached a record 3.1 million.

One strategy to increase ridership included improvement of linkages with other modes of transport and to this end, we extended our trial intermodal fare discount scheme for passengers using feeder buses and installed "Fare Saver" machines in five shopping arcades near MTR stations to allow passengers with longer walks to stations to obtain fare discounts. We also increased patronage through other well-received discount initiatives such as the "Ride 10 Get One Free" scheme, group tickets and concession fares on the Airport Express Line (AEL).

During the year, MTR continued to maintain very high standards of service, which surpassed both the Government's requirements under the Operating Agreement and the Company's own more stringent Customer Service Pledges. We initiated a number of service enhancements, including a morning express service from Tsing Yi Station to Hong Kong Station using the rapid and comfortable AEL trains, while progress on the Platform Screen Door and Station Improvement programmes brought a more modern and pleasant look to more MTR stations. Our ability to raise service quality whilst keeping costs down is particularly noteworthy considering the Tseung Kwan O Line was opened without a corresponding increase in staff levels.

The Tseung Kwan O Line marked another milestone for the Company. The early opening and savings of over HK$14.5 billion against the original budget testify to the Company's track record of delivering new lines on time and within budget. Despite some initial "teething" problems with the new train control system immediately after commissioning, the extension is offering an excellent service to the residents of Tseung Kwan O and we are pleased with the resultant incremental patronage.

After carefully reviewing economic conditions in Hong Kong and in the overall interest of the Company, the Board of Directors decided not to implement a fare increase of 2.3% originally scheduled for April 2002.

Our non-fare revenues continued to grow. External consulting business experienced another year of strong growth in revenues and scope particularly in Mainland China, where we secured assignments in Tianjin, Shanghai, Nanjing and Shenzhen. While advertising was affected by the weak economy, station commercial revenues rose as floor space increased following the opening of the

Tseung Kwan O Line and the completion of the project to increase the range and quality of retail outlets at Central and Kowloon Bay stations, including the introduction for the first time of food and beverage outlets. In telecommunications, increased mobile phone usage generated higher revenues and we established a new subsidiary, TraxComm Limited, to exploit the opportunities expected to arise from the recent liberalisation of the Hong Kong fixed line telephone market. Octopus Cards Limited achieved further penetration in the transport market and expansion in the non-transport sector, with the number of cards in circulation increasing to 9.3 million.

We were disappointed that the Government decided not to award MTR the Shatin-Central Link project despite our very competitive proposal, but were pleased to reach agreement with the Government on the Penny's Bay Rail Link and, on a provisional basis, the Tung Chung Cable Car project, which are planned for completion in 2005. With the reduced population forecast for Hong Kong and adequate capacity in our system serving the northern part of Hong Kong and cross harbour routes, we agreed with the Government's decision in early 2003 to defer completion of the North Island Link until after 2016.

Despite the weak property market, we achieved a 15.6% increase in profits from property development to HK$3,755 million in 2002, the bulk of which was derived from transfers from deferred income and the recognition of profit sharing in kind from Kowloon Station Package Two. During the year, we awarded to developers three more residential property development projects on the Tseung Kwan O Line at Area 55b in Tseung Kwan O Station, Hang Hau Station and Tiu Keng Leng Station. Good progress was made in the development and sale of Airport Railway property projects, including construction of the 88-storey Two International Finance Centre (Two IFC), which is due for completion in mid 2003. Our portfolio of investment properties also delivered increased revenues of 9.8% and enjoyed 100% occupancy levels. The property management division was awarded the first management contract in Mainland China. In November, the Government announced new measures to stabilise the housing market, including a suspension of land auctions in 2003. The Company, as a significant developer of residential properties in joint venture with our partners, supports these initiatives and has agreed in consultation with the Government to postpone property development tenders until after 2003.

Despite the challenging operating environment, MTR achieved satisfactory financial results. While total fare revenues for the MTR Lines increased only marginally, to HK$5,167 million, and those of AEL declined by 2.0% to HK$553 million, station commercial and other revenues rose 0.6% to HK$979 million, resulting in revenues from railway operations being virtually unchanged from 2001 at HK$6,699 million. Combined with higher rental and property management income, total revenue increased by 1.2% to HK$7,686 million. Cost savings and productivity gains continued. Excluding a one-time write-off largely relating to project study and deferred expenditures for the Shatin-Central Link and North Island Link, operating costs decreased by 2.0% to HK$3,454 million, despite the opening of the new Tseung Kwan O Line. As a result, operating margin before depreciation, interest and write-offs increased to 55.1% from 53.6% (as restated). Correspondingly, after taking into account of the write-offs, operating profit before depreciation and interest decreased marginally to HK$4,014 million from HK$4,053 million last year. However, with the increased property development profits, operating profit before depreciation increased by 6.4% to HK$7,769 million.

After the opening of the Tseung Kwan O Line, depreciation and interest charges increased significantly by 13.4% and 28.7% respectively. The year-end profit after depreciation and interest reduced slightly to HK$4,212 million, almost the same as 2001. However, we continued to take advantage of the low interest rate environment to launch an extremely successful HK$3.5 billion retail bond, which attracted subscriptions of more than HK$5.6 billion from over 18,000 investors.

Wider horizons

Although outlook for 2003 remains uncertain, the Company foresees a number of opportunities for business and revenue growth.

With the opening of the Tseung Kwan O Line and a larger catchment area, we look forward to a further rise in patronage. We also expect a further passenger increase when the Kowloon-Canton Railway Corporation's West Rail opens in late 2003 and begins feeding passengers from the western New Territories into our system via our new Nam Cheong interchange station and pedestrian link at Mei Foo Station. The attractiveness of travelling on MTR will be enhanced with the progress of both our Platform Screen Door and Station Improvement projects.

Construction of the Penny's Bay Rail Link and, subject to formalisation of a project agreement, the Tung Chung Cable Car project, will proceed in earnest during 2003. Presently, all major contracts have been awarded for the Penny's Bay Rail Link, which when completed in 2005 will provide a convenient and swift access to the future Hong Kong Disney Theme Park via a new station at Yam O on the Tung Chung Line. The Tung Chung Cable Car project together with a theme village will transform travel to the Big Buddha on Lantau Island, creating a new tourist attraction. In early 2003, the Government requested the Company to proceed with the planning of the South Island Line and West Island Line Phase I. We welcome the Government's request and will work closely with the Government to pursue the most cost effective transport solution for the western and southern districts of Hong Kong Island.

On the property side, Two IFC is on target to be available for occupation in the third quarter of 2003 and we expect increasing momentum in tenant leasing as the year progresses. Anchor tenant marketing will begin for MTR's fifth shopping centre at Union Square in Kowloon Station whilst our existing shopping centres are expected to continue to perform well. Property management business will grow as more properties come under management, particularly along the Airport Railway, and as we provide other value-added services and expand further into Mainland China.

Mainland China will be a major focus in our rapidly expanding rail consulting business, given the country's substantial need for urban rail networks. In telecommunications, TraxComm Limited positions the Company well to capture the opportunities in the fixed line telephone market. In advertising, we will continue to examine new formats of station and in-train advertising to enhance our revenue. Renovation work on five more stations will be completed in 2003 and this will enable us to maximise station commercial revenue through better trade mix and retail environments. We expect Octopus Cards to penetrate further into the transport and non-transport markets, with increasing card circulation and transaction volumes.

The Company's financial position remains strong. We will continue our policy of cost control, increase productivity and improve efficiency, thereby further strengthening our financial position. With capital expenditures projected to be modest in the coming years, our financial health and substantial financing capacity will enable us to take advantage of new business opportunities.

The Government announced in June 2002 that it is undertaking a study on the possible merger of MTR and the Kowloon-Canton Railway Corporation. Although the results of this study are still not yet known, at this preliminary stage, the Company's position is that, if properly structured and implemented on acceptable terms, a merger would be beneficial to all our stakeholders including our investors, our passengers, our employees and the overall Hong Kong rail transport system. We recognise the importance that financial terms of any possible merger must be value enhancing to the Company. We look forward to the conclusion of the Government's study on this matter. We will ensure that the Company will comply with all relevant requirements under the Rules Governing the Listing of Securities on the Exchange.

I would stress that if terms acceptable to the Company cannot be reached, MTR will continue to succeed as a "standalone" company without the merger.

Sustainable development

MTR is helping to deliver the vision of sustainable development by providing equitable access to affordable, safe, reliable and highly energy efficient transportation. We play a significant role in reducing the environmental impacts of moving millions of people, as road traffic produces vastly more atmospheric pollution per passenger than MTR. By establishing new communities along railways, MTR also maximises the use of Hong Kong's scarce land resources, improves its quality of life and allows its passengers to enjoy more time for life.

In 2002, we became the first Hong Kong company to publish a Sustainability Report, which detailed performance against targets on sustainability criteria. Our efforts in this area were rewarded by recognition from the international investment community and inclusion in both the Dow Jones Sustainability World Index and the FTSE4Good Global Index, making MTR one of the few Asian companies to meet the globally recognised standards required.



Commitment to high standards of corporate governance and disclosure practices

The Company is committed to high standards of corporate governance, and disclosure and transparency in the interests of shareholders and lenders. In recognition of our success in this area, we were voted the "Best in Corporate Governance" in the Hong Kong transportation industry by *Asiamoney* Magazine. Our 2001 Annual Report also won the Gold Award under the General Category in the Hong Kong Management Association's 2002 Best Annual Reports Competition, the fourteenth consecutive time since 1988 that our annual report has been recognised by the Association.

Well positioned for 2003

The world is facing political and economic uncertainties, and Hong Kong its own structural adjustments, and 2003 will be a challenging year. With a strong platform of tightly integrated businesses, sound finances and a highly skilled and motivated workforce, MTR is well positioned to meet these challenges and to capture opportunities that will arise in Hong Kong and other markets.

Our key objectives for 2003 will be to:

- Maintain tight control on costs, so as to further improve productivity and efficiency.
- Increase patronage by taking advantage of our expanded network and tighter linkage with other modes of transport, as well as through enhanced service quality and other value-added products and services.
- Achieve the published customer pledges for the railway.
- Progress work on the Penny's Bay Rail Link and Tung Chung Cable Car projects to ensure timely completion within budget.
- Work closely with the Government to plan for the design, construction and finance of the South Island Line and West Island Line Phase I.
- Forge ahead with sales and construction work of tendered property projects on the Airport Railway and Tseung Kwan O Line.
- Await and respond promptly to Government's decision on the possible merger between the Company and the Kowloon-Canton Railway Corporation.
- Continue to expand consultancy services and project operations into Mainland China.
- Continue to grow non-fare revenue from businesses such as Octopus Cards, advertising, station retail and telecommunications.

I informed the Board of Directors in February this year that I will not seek to renew my contract as Chairman and Chief Executive Officer of MTR when my contract expires in September 2003. This decision was made for personal reasons. In the last eight years during my tenure as Chairman and Chief Executive Officer, the Company has made a lot of progress, which I would attribute to the dedication and hard work of all the employees of MTR and the support of our business partners. The Board of Directors is in the process of finalising a course of action on succession.

Finally, I would like to take this opportunity to express my gratitude once again to my fellow directors, senior managers and all staff for their hard work and commitment during this challenging period. I also thank our shareholders, financiers and business partners for their invaluable support.

Jack So Chak-kwong, *Chairman*
Hong Kong, 6 March 2003

Operating network and potential extensions


Hong Kong International Airport
Airport
Tung Chung
Ngong Ping
LANTAU ISLAND
Yam O
Disneyland

Legend

Station
Station with Depot
Interchange Station
Proposed Station
Proposed Interchange Station
Property Developments along Tseung Kwan O Line

Existing network

Airport Express Line
Tung Chung Line
Kwun Tong Line
Tsuen Wan Line
Island Line
Tseung Kwan O Line

Projects in progress

Tseung Kwan O South
Airport Railway Four Tracking
Penny's Bay Rail Link (extension to Disney Theme Park)
Tung Chung Cable Car

Extensions under study

South Island Line
West Island Line Phase 1

Future extensions

West Island Line Phase 2
North Island Link
Tseung Kwan O Line Extension

16

MTR's existing railway network stretches the length and breadth of Hong Kong. The proposed new lines and those under construction will continue to expand the footprint.


NEW TERRITORIES
KOWLOON
HONG KONG ISLAND
Tsuen Wan
Tai Wo Hau
Kwai Hing
Kwai Fong
Lai King
Mei Foo
Tsing Yi
Lai Chi Kok
Cheung Sha Wan
Sham Shui Po
Shek Kip Mei
Kowloon Tong
Lok Fu
Wong Tai Sin
Diamond Hill
Choi Hung
Kowloon Bay
Ngau Tau Kok
Kwun Tong
Lam Tin
Yau Tong
Tiu Keng Leng
Tseung Kwan O
Tseung Kwan O South
Hang Hau
Po Lam
Nam Cheong
Olympic
Prince Edward
Mong Kok
Yau Ma Tei
Jordan
Tsim Sha Tsui
Kowloon
Sai Ying Pun
Kennedy Town
Belcher
Sheung Wan
Hong Kong
Tamar
Central
Admiralty
Exhibition
Wan Chai
Causeway Bay
Tin Hau
Fortress Hill
North Point
Quarry Bay
Tai Koo
Sai Wan Ho
Shau Kei Wan
Heng Fa Chuen
Chai Wan
Happy Valley
Cyberport
Wah Fu
South Horizons
Lei Tung
Wong Chuk Hang
Ocean Park
1
2
3
4
5
6
7
8
9
10
11
12
13
14
15
16
17
18
19
20
21

Properties developed by the Company

1 Tung Chung Crescent / Citygate Seaview Crescent / Caribbean Coast / Coastal Skyline

2 Tierra Verde / Maritime Square

3 Luk Yeung Sun Chuen / Luk Yeung Galleria

4 Sun Kwai Hing Garden

5 New Kwai Fong Gardens

6 Central Park / Island Harbourview / Park Avenue / Bank of China Centre / HSBC Centre / Olympian City One / Olympian City Two

7 Argyle Centre

8 Telford Gardens / Telford Plaza I and II

9 The Waterfront / Sorrento

10 Hongway Garden / Vicwood Plaza

11 One International Finance Centre / Two International Finance Centre / IFC Mall

12 World-wide House

13 Admiralty Centre / Fairmont House

14 Southorn Garden

15 Park Towers

16 Fortress Metro Tower

17 Kornhill / Kornhill Gardens

18 Felicity Garden

19 Perfect Mount Gardens

20 Heng Fa Chuen / Heng Fa Villa / Paradise Mall

21 New Jade Garden

Executive management's report

business environment


2002
2001
4.0
23.5
12.3
34.0
13.9
12.4
MTR
KCRC
KMB
Other buses
Green mini bus
Trams & Ferries

Percentage

Market shares of major transport operators in HK
Despite competition from buses, MTR maintained its share of the Hong Kong transport market at 23.5%, as the Tsueng Kwan O Line boosted patronage.

Recovery postponed

Following the anemic growth and poor financial market performance of the previous two years, 2002 began with great anticipation of a significant turnaround in both the world economy and financial markets. In the event, the year was another disappointment. A series of shocks to the economic system, from accounting and corporate governance scandals in the United States, to terrorist attacks in various parts of the world and escalating tension between Iraq and the United States, badly undermined confidence. Major stock indices around the world fell sharply, investor sentiment and business investment remained weak, and consumers reined in spending.

Hong Kong's open economy was affected by these global events. In addition, the SAR continued to suffer the effects of a structural adjustment unleashed by the bursting of its own asset bubbles, as well as China's rapid industrialisation and integration into the world economy. Deflation remained a major threat to the economy as asset prices continued to decline. Average residential property prices fell another 6% and the *Hang Seng Index* finished the year 18% lower at 9,321. Consumer prices remained on the downtrend, bringing Hong Kong into its fourth consecutive year of deflation. Unemployment rose to 7.8%, its highest level since 1981. Against this backdrop, both consumer demand and investment growth were weak, in spite of ample liquidity in the banking system and record low interest rates.

External demand was the only bright spot in the economy in 2002 as Hong Kong benefited from China's impressive economic performance and export growth. Hong Kong's role as a logistics hub for southern China led to strong increases in air cargo volumes and container throughput, with exports and re-exports registering a combined growth of 5.4% for the year. Tourism was also boosted by larger numbers of visitors from Mainland China. As a result, despite continuing weak internal demand and consumption, Hong Kong managed to register GDP growth of 2.3% for 2002, better than the 0.6% recorded in 2001.

Transport

After modest growth of 1.5% in 2001, the franchised public transport industry posted a 2.1% increase in 2002.

Total public transport demand for the year was 4,083 million journeys, up from 4,017 million in 2001, of which franchised operators including MTR, KCRC, buses, green mini-buses, trams and ferries, carried 3,347 million. Despite the weak economy and continued strong competition from other modes of transport, MTR's market share was maintained at 23.5% following the opening of the Tseung Kwan O Line.

Overseas tourist arrivals increased by a healthy 20.7% to 16.6 million. This was largely due to a 53.4% surge in visitors from Mainland China following the ending of a daily quota system in January 2001. Air passenger traffic rose 2% to 23.5 million. The market share of the Airport Express Line fell marginally from 27% to 25%, however, due to the elimination of the 10% fare discount.




2002
2001
6.5
36.1
35.3
58.2
MTR
Buses
Ferries
Percentage

Market shares of transport operators crossing the harbour
Speed, comfort, affordability and reliability continued to make MTR by far the preferred public mode of crossing the harbour.


2002
2001
Airport Express Line
Buses
Private cars
Coaches
Others
Taxis
Percentage

Market shares of transport operators to/from the airport
Discontinuation of fare discounts led, as expected, to a moderate decline in market share of the Airport Express Line.

The Government's commitment to improving Hong Kong's transport infrastructure and quality of life through expansion of the rail network was unchanged. This includes the target, as outlined in its Railway Development Strategy 2000 report, of bringing 70% of the population within one kilometre of a railway station and raising railway's share of public transport from 31% in 2000 to 43% by 2016.

Such services will undoubtedly be welcomed by the travelling public, given railway's speed, safety and reliability. Hong Kong's population is forecast by the Government to grow from the present 6.8 million to 7.5 million by 2011. Much of the increase is expected to come from immigration from Mainland China, a demographic that suggests a concentration of increase in urban areas and newer towns such as Tung Chung.

Property

The shocks to the economic system reverberated through Hong Kong's property sector. Prices and rentals continued their downward adjustment.

In the office sector, demand remained weak as sharply lower business volumes led financial services firms to cut back on space requirements. Leasing activity was very subdued, with little external demand for new space and companies reluctant to incur relocation costs. New supply added to downward pressure on rents, which fell substantially during the year. The retail sector continued to suffer the effects of a poor economy and an outflow of shoppers to the Mainland.

The residential market was affected by worsening sentiment and an overhang of supply, which overshadowed both lower interest rates and a number of Government initiatives to support the market. For the year, the value of unit transactions decreased by 3.8% from 2001 to HK$185 billion, marking a 12-year low. Activity was driven by the primary market, as developers competed to offload inventory through aggressive price discounts and attractive financing packages.

The Government's new housing policy, announced in November, has as its core intention that the market should be regulated by market forces and officially puts an end to the 70% home ownership target set by the Administration in 1997. It includes the suspension in 2003 of land auctions and of development tenders by Hong Kong's railway companies.

Despite this, little improvement is expected in the property sector in the near term. The office sector will need to see business volumes in the financial services sector rise from their current depressed levels before the downward trend reverses. Firm evidence of brighter employment and earnings prospects is required before positive sentiment returns to the residential market. The retail sector may, however, see some improvement, as the price differential between Hong Kong and Shenzhen narrows.



railway operations

- Total fare revenues for MTR Lines and Airport Express Line combined fell marginally by 0.1% to HK$5,720 million
- Patronage rose to 2.3 million per weekday as the Tseung Kwan O Line opened
- Exceeded all Operating Agreement and Customer Service Pledge targets


將軍澳站
Tseung Kwan O Stat

The Tseung Kwan O Line has made getting to the airport – and around Hong Kong – so much easier for the Chan family.

The opening in August of the Company's fifth commuter line, the Tseung Kwan O Line, extended the MTR's safe, reliable, fast and environmentally friendly service to the residential district of eastern Kowloon. As a result, despite continued economic weakness and keen competition from buses, patronage on MTR rose, which combined with cost controls contributed to higher operating margins and profitability.


10
9
8
7
6
5
4
3
2
1
1,000
900
800
700
600
500
400
300
200
100
786
5.7
$7.28
1998
1999
2000
2001
2002
Number of passengers
Million (right scale)
Fare revenue
HK$ billion (left scale)
Average fare

Passengers and fares

An overall rise in patronage supported increased fare revenue on MTR Lines, despite a modest decline in the average fare as we introduced new incentive schemes.

Patronage

One of the main challenges the Company faced in 2002 was to maintain ridership and revenues amid the deflationary economic environment and intense competition from buses. We achieved this through a two-pronge approach of implementing continuous service improvements to enhance rider experience and launching fare incentives to retain existing passengers and attract new ones without significantly compromising fare revenue.

The opening of the Tseung Kwan O Line in August boosted ridership in 2002 with the MTR Lines recording total passenger volume of 777 million, against 758 million in 2001. This represents a 23.5% share of the total franchised public transport market, the same as that of 2001. Within this total, the Company has increased its share of cross-harbour traffic to 58.2%. Fare revenues from operations of the MTR Lines rose marginally to HK$5,167 million from HK$5,164 million.

On the Airport Express Line, the discontinuation of fare discounts led, as expected, to a decline in passenger volume, which for the year fell 6.3% to 8.5 million, representing 25% of the total market. The average fare, however, rose from HK$62.50 in 2001 to HK$65.43 in 2002. Fare revenues were recorded at HK$553 million, a small decrease of 2.0% from 2001.


將軍澳
Tseung Kwan O





They feel safe and sure they'll arrive on time, knowing the station supervisor is always alert to everything going on.


1,000
800
600
400
200
1980
1985
1990
1995
2002
Index
HK payroll index
(avg. 10.67% growth p.a.)
Consumer price index (A)
(avg. 5.89% growth p.a.)
MTR system average fare
(avg. 5.94 % growth p.a.)

Fare trend
The decision to forego a planned increase kept MTR fares affordable for the average user and in line with long-term changes in consumer prices.

A core strategy in maintaining ridership was to promote tighter and more convenient linkage between MTR and other transport services. The trial inter-modal fare discount scheme, under which passengers transferring between MTR and feeder buses are given discounted bus fares, was extended to Tung Chung, Discovery Bay, Tseung Kwan O and Kwun Tong.

We installed dedicated bus stops in Hong Kong Island's Western District for all potential MTR feeder bus routes. This initiative was carried out in conjunction with Citybus, Hong Kong's second largest bus operator, which reorganised routes so that passengers boarding in Western District for travel to Sheung Wan or Central stations could be picked up at these designated bus stops. To coincide with the opening of the Tseung Kwan O Line, dedicated feeder buses were introduced on two New World First Bus "M" routes, seven Kowloon Motor Bus "M" routes and seven Green Minibus "M" routes, along with rationalised franchised bus routes and redesigned coach services. In addition, accelerated use of the Tseung Kwan O Line was encouraged through special fares at launch, with a discount offered to all passengers using the newly opened stations during the first two weeks of operation.

To provide greater incentive to passengers with longer walks to MTR stations, "Fare Saver" machines were installed in five shopping arcades each located over 500 metres from the nearest station, giving passengers a convenient way to obtain fare discounts by swiping their Octopus cards. Other fare promotion schemes also supported patronage, including a "Ride 10 Get One Free" scheme and "Ride 10 Get Café de Coral Meal" on the MTR Lines, and shareholder discounts on the Airport Express Line. On the Airport Express Line, other promotion schemes were launched, including a group ticket and concessionary offers for children, students and seniors, as well as one and three-day passes for tourists that make MTR and the Airport Express Line more convenient to use.

A six-month long service improvement trial was introduced in October for daily commuters between Tsing Yi and Central, when we inaugurated a morning express service from Tsing Yi Station to Hong Kong Station on the Airport Express Line, using the highly comfortable Airport Express trains.

Service performance

The successful opening of the Tseung Kwan O Line four months ahead of the original schedule was a major achievement in service delivery. Despite some well-publicisied teething problems during



The screen doors keep the platform free of noise and comfortably ventilated, so it's a pleasant short wait.


11.8
11.5
11.3
10.8
10.5
3.5
7.0
Rolling stock
Infrastructure and station facilities
1998
1999
2000
2001
2002
HK$ at 1998 prices

Railway maintenance cost per revenue car km (in constant $)
Outsourcing and streamlined work processes led to a further improvement in railway maintenance costs, which have fallen by 11% per revenue car kilometre since 1998.

the start-up, which were quickly resolved, the service has received much praise from our passengers and now brings in an additional 150,000 plus passengers daily to the MTR system.

Overall, we maintained our very high standards of safety, reliability, comfort, and customer satisfaction in 2002, surpassing both the minimum performance levels required by the Government under the Operating Agreement, and the more stringent Customer Service Pledges established by MTR itself. Of particular note is that MTR's safety performance has been on an uptrend for three consecutive years since 1999.

The reliability of the automatic fare collection equipment and tickets saw further improvement, while the reliability of railway and other station equipment was maintained at a high standard, ensuring punctuality and convenience for passengers. Where there was service disruption, our staff responded swiftly to assist passengers and ensured a rapid resumption of service.

Our ability to maintain such exceptional levels of service quality whilst keeping costs under control is a remarkable achievement and directly contributed to the high levels of customer satisfaction that were again recorded during the year by our regular survey. In 2002, the Service Quality Index for the MTR Lines and Airport Express Line stood at 68 and 82 respectively on a 100-point scale, indicating that our services were held in high regard by customers. MTR also performed well again according to the 10-member Community of Metros (CoMET) benchmarking report, in the areas of safety, service quality and reliability, passenger cost and profitability.

Service improvements

MTR devotes considerable effort each year to improving its infrastructure and services in order to maintain high levels of customer satisfaction, reliability, patronage and operating efficiency.

In 2002, commissioning of a new Station Management System continued and was completed in 12 stations. The system integrates different station control equipment and systems, standardising the operator interface. This has simplified the operational process, enhanced efficiency and recovery, and reduced human errors.

The extensive station improvement project designed to create a brighter, more modern appearance to the MTR environment saw new entrances added at Wong Tai Sin and Shau Kei Wan stations,


to airport

Changing to the Airport Express in Central is simple. They even check in at the station, leaving them luggage free to enjoy the ride.

MTR performance vs. best performance

Measure	2001	2000
Service reliability *passenger journeys on time*	100	100
Punctuality *percentage of trains on time*	100	100
System utilisation *passenger km per capacity km*	38	[illegible]
Density *number of passengers per track km*	84	84

Best performance = 100

Benchmarking comparisons

Service levels remained exceptional in 2002, exceeding our Operating Agreement targets required by the Government and our own more stringent Customer Service Pledges.

as well as additional escalators and lifts at Mei Foo, Mong Kok, Shau Kei Wan and Causeway Bay stations.

Installation of platform screen doors was completed at five stations – Tsim Sha Tsui, Jordan, Yau Ma Tei, Mong Kok and Prince Edward – and is continuing at other Urban Line underground stations. This has greatly improved the station environment. Throughout the installation process, MTR made tremendous efforts to ensure not only timely completion, but continued reliability of the train service.

Availability and reliability of the signalling system was improved through installation of a new computer aided signalling interlocking system that integrates with a new vehicle and infrastructure control and operating system. This allows operations staff to control train services with a high degree of flexibility whilst assuring the highest level of train service safety. Continuing our drive to move decisively away from traditional systems of managing train headway, this year we also installed a new trackside signalling system for the Tseung Kwan O Line that uses the same "distance-to-go" concept already employed on the Urban Lines.

Improvements to track reliability and passenger comfort resulted from the introduction of a new rail grinding vehicle and replacement of 20-kilometres of rail support plinths. A contract awarded to replace motor alternators on Urban Line trains with static inverters brought gains in energy efficiency and noise reduction.

Electronic display boards were installed in all stations to improve communication with passengers. Sited at entrances and on concourses and platforms, these display important safety and train service information as well as other information such as weather conditions, the air pollution index and advertisements. The system became fully operational in 2002.

Since 1998, art has been used to enhance the experience of travelling on the MTR network as a result of the Company's Art in Stations initiative. The programme was further developed in 2002 and now covers the Open Gallery on the Island Line, as well as the Living Art in Stations, Roving Art, Community Art Gallery and Art in Station Architecture programmes.

We will extend the Art in Stations initiative to other parts of the MTR network, to make journeys more enjoyable for a wider range of passengers.



They like the train. The ride is smooth, the attendant helpful and they can check their departure time on personal seat-back TV.

MTR performance vs. best performance

	2001	2000	Best performance
Staff efficiency *number of passengers per staff hour*	69	74	100
Cost efficiency *fare revenue per total cost*	100	100	100
Service running cost *total cost per car km*	87	92	100
Passenger cost *total cost per passenger*	100	100	100

Staff efficiency and financial performance
We met the staffing needs of the Tsueng Kwan O Line from existing resources, contributing to higher productivity ratios.

Productivity increases

Our success in making the best possible use of new technologies as well as new design, maintenance and operational processes has allowed MTR to make further gains in productivity, supported by a continuing hiring freeze for all but exceptional cases and the development of a multi-skilled workforce.

Outsourcing of maintenance services for the new Tseung Kwan O Line was introduced successfully, including rolling stock maintenance at the Tseung Kwan O Depot, enabling MTR to access market resources and expertise on an as-needed basis. We also completed implementation across all areas of the "total operation" approach to station and depot management, which has helped trim operating costs without compromising safety or service quality.

Energy conservation initiatives implemented during the year included lighting rewiring at our headquarters building and traction energy savings through Automatic Train Regulation and timetable improvement. By standardising station furniture design we also lowered installation and maintenance costs.

Outlook

Looking ahead, improving patronage will remain a focus in 2003. The new interchange station at Nam Cheong and the pedestrian link at Mei Foo Station will provide convenient access to and from the Kowloon-Canton Railway Corporation's West Rail, which is expected to open in the final quarter of 2003. This will significantly enlarge the catchment areas for both our Tsuen Wan and Tung Chung lines, boosting patronage.

We will continue to look for ways to enhance service quality whilst maintaining cost efficiency, such as making the MTR network more accessible, particularly with regard to journeys that require transfer between modes of transport. More progress on the Station Improvement and Platform Screen Door programmes is expected in 2003, enhancing station environments and providing more commercial opportunities for the Company.

We will also be creative in segmenting our passenger market in greater detail, which will help us to improve service levels by offering the type of value-added services that respond to prevailing economic conditions.



When they arrive, trolleys are waiting and they can walk to the airport in seconds.

System and market information

Railway operation data		2002		2001
Total route length *in km*		**87.7**		82.5
Number of rail cars		**1,050**		923
Number of "e-Instant Bonus" machines in stations		**18**		16
Number of station kiosks and mini-banks in stations		**466**		386
Number of poster advertising media in stations		**15,827**		15,105
Number of advertising media in trains		**9,984**		8,944
Daily hours of operation		**19**		19
Minimum train headway *in seconds*	**Morning peak**	**Evening peak**	Morning peak	Evening peak
– Tsuen Wan Line	**120**	**144**	120	144
– Kwun Tong Line	**128**	**144**	128	144
– Island Line	**128**	**156**	128	156
– Tseung Kwan O Line	**160**	**180**	N/A	N/A
– Tung Chung Line				
Hong Kong – Tung Chung	**480**	**600**	600	600
Hong Kong – Tsing Yi	**240**	**300**	300	300
– Airport Express Line	**600**	**600**	600	600

International performance comparisons: The 10-member Community of Metros (CoMET)

Metro system network data (2001)	MTR Lines*	Metro A	Metro B	Metro C	Metro D	Metro E	Metro F	Metro G	Metro H	Metro I
Passenger journeys *in million*	**758**	402	953	1,434	1,405	1,262	415	503	2,053	3,200
Car kilometres *in million*	**97**	134	481	331	526	213	92	81	244	613
Route length *in km*	**74.2**	153	415	200	471	211	115	49	177	265
Number of stations	**43**	170	275	134	424	297	66	46	134	149

* The Airport Express Line is excluded from metro benchmarking

Note: the other metros in the comparison are Berliner Verkehrs – Betriebe, London Underground Limited, New York City Transport Authority, Sistema de Transporte Colectivo, Regie Autonome de Transports Parisiens Metro, Regie Autonome de Transports Parisiens Regional Express Railway, Metroplitano de Sao Paulo, Teito Rapid Transit Authority and Moscow Metro. The benchmarking agreement prohibits specifically identifying the data by metro system.


F
境

The journey's so relaxed, so convenient, they hardly notice they've travelled nearly the entire length of Hong Kong!

Operations performance in 2002

Service performance item	Performance Requirement	Custom Service Pledge target	**Actual performance in 2002**
Train service delivery	98.5%	99.5%	**99.9%**
Passenger journeys on time			
- MTR Lines	98.5%	99.5%	**99.9%**
- Airport Express Line	98.0%	99.0%	**99.9%**
Train punctuality			
- MTR Lines	98.0%	99.0%	**99.3%**
- Airport Express Line	98.0%	99.0%	**99.9%**
Train reliability: train car-km per train failure causing delays ≥ 5 minutes	N/A	500,000	**620,238**
Ticket reliability: magnetic ticket transactions per ticket failure	N/A	7,000	**14,664**
Add value machine reliability	95.5%	97.5%	**99.1%**
Ticket issuing machine reliability	93.0%	97.5%	**99.3%**
Ticket gate reliability	97.0%	99.0%	**99.7%**
Escalator reliability	98.0%	99.0%	**99.9%**
Passenger lift reliability	98.5%	99.0%	**99.8%**
Temperature and ventilation			
- Trains: to maintain a cool, pleasant and comfortable train environment generally at a temperature at or below 26°C	N/A	97.0%	**99.8%**
- Stations: to maintain a cool, pleasant and comfortable environment generally at or below 27°C for platforms and 29°C for stations concourses, except on very hot days	N/A	90.0%	**95.2%**
Cleanliness			
- Train compartment: cleaned daily	N/A	98.0%	**100%**
- Train body: washed every 2 days	N/A	98.0%	**99.9%**



other businesses

- Revenues maintained at HK$979 million despite poor economic conditions
- External consultancy revenues increased 96.9%
- Contribution from Octopus Cards Limited again rose sharply



Another day and another exciting challenge for the team of consultants at MTR Tower.

Many of the Company's non-fare businesses performed well in 2002 despite the difficult, deflationary operating environment, demonstrating once again the Company's ability to leverage its physical, employee and customer infrastructure even in adverse market conditions.

Octopus Cards Limited

In 2002, Octopus Cards Limited continued to go from strength to strength. As a result of the company's successful marketing efforts, the number of cards in circulation rose from 8.2 million at the end of 2001 to 9.3 million as at 31 December 2002, with the number of service providers increasing to 182 from 110. Daily transaction counts increased by 16.1% and transaction value by 14.5%, taking Octopus' total daily transaction amount to over 7 million transactions and HK$50 million.

The company took the opportunity to reinforce its penetration in the transport sector, while expanding rapidly in the non-transport sector. The number of minibuses installed with Octopus machines rose from 1,200 at the start of 2002 to 2,300 by year end. Car parks accepting the card increased from 33 to 85. The scheme was also introduced on the cross border shuttle services operated between the Hong Kong SAR and Mainland China by four coach operators.

In the retail sector, supermarket shopping was made easier by the installation in February of Octopus machines at the express lane checkouts of all Park'n Shop stores, one of Hong Kong's two dominant supermarket chains. This was followed in July by all Watson's chemist stores and Circle K convenience stores. The popular Café de Coral restaurant chain also joined the increasing number of restaurants that are using the scheme and achieved strong usage. Octopus applications on campus were enriched by the introduction of mobile phone messenges to parents.

The success of translating card usage to the area of property security continued. Access Control via Octopus was expanded to the commercial sector, starting with the Hong Kong Convention Centre and Silvercord at Harbour City. In the residential sector, the number of properties covered by the service increased from seven in 2001 to twelve. This continuing success demonstrates the wide appeal of the system and its significant growth potential outside Hong Kong.

Profit contribution to the Company from Octopus Cards Limited rose to HK$39 million in 2002, an increase of 34.5% over 2001.

Advertising

The millions of people who use our trains and pass through our stations every day are a valuable resource for companies wishing to advertise their products and services, and we seek to capitalise on these opportunities without interfering with passenger comfort or convenience.



Soon discussion is in full flow on the tender document for a lucrative overseas contract.

In 2002, the launch of two new journals for MTR patrons provided additional scope for the Company to target and expand its advertising revenues. In April, distribution of the *Metro* newspaper, which provides general news and a variety of information commenced. Currently, 265,000 copies are distributed daily, excluding public holidays, reaching 550,000 readers daily. In July, we replaced the weekly *Recruit* recruitment magazine with *Jiu Jik*, which provides more information and editorial. In total, 180,000 copies are distributed twice weekly.

To improve their attractiveness to advertisers, we continued to upgrade our advertising facilities. This included enlarging a portion of our concourse poster panels and enhancing the lighting of all trackside advertising panels. We also tested new products designed to suit the needs of different advertisers, such as in-tunnel advertising and special forms of advertising.

Affected by the weak economy, advertising revenues for the MTR system fell by 6.8% to HK$399 million.

Telecommunications

Revenues from mobile telecommunications increased during the year, following the opening of the Tseung Kwan O Line. The Company also carried out both standard maintenance and improvements to the infrastructure to ensure we met customers' expectations for quality, reliability and seamless service.

At the same time, we began to lay foundations for the future. In the mobile arena, this included exploring new service areas, such as 3G and wireless LAN networks. In the fixed line segment, we established a wholly-owned subsidiary, TraxComm Limited (TraxComm), to position ourselves to take advantage of the liberalisation of the fixed network telecommunication market. TraxComm's target customers are the new fixed line operators and service providers, who are currently under-served by the market owing to the absence of a neutral wholesale network operator. TraxComm's immediate objective is to develop an infrastructure to support expansion of this wholesale customer base.

Telecommunications revenue in 2002 showed respectable growth, rising 7.5% to HK$186 million.

Station commercial facilities

We set aside certain floor areas at our stations for commercial facilities. At year-end, a total of 17,405 square metres of station floor area was allocated for such purposes. This is 2,281 square metres more than 2001, and is the result of the opening of the Tseung Kwan O Line, together with further progress on station renovation works.

A major achievement in relation to the station commercial facilities during the year was our ability to achieve on-time opening of all retail units along the new Tseung Kwan O Line in conjunction with its accelerated opening. This benefited our passengers and helped grow revenues.

In addition, during 2002 the Company continued to invest in its station assets, completing renovation of the Central and Kowloon Bay stations, which not only brought new life to the retail environment, but added over 431 square metres of shop floor area. A number of new trades were also added to the trade mix, of which the introduction of take-away food and beverages on the Urban Lines network was a "break-through" development. Led by the Starbucks coffee shop at Admiralty Station, these outlets now include a variety of take-away food shops, such as fast food, sandwiches, pastries and Chinese herbal tea shops. Throughout the renovation work, we took great care and were successful in minimising the impact on railway patrons.

Overall, although prospective new tenants displayed a marked caution in opening new outlets and the Company saw a marginal overall decline in average station rents, this was more than offset by volume increases at the Urban Lines and Tseung Kwan O Line.





Success! And work begins in another city, on site and off, to meet the exacting deadlines.


843
823
995
973
979
156
186
238
399
1998
1999
2000
2001
2002
Others
Telecommunication services
Kiosk rental
Poster advertising

HK$ million

Revenues from other business activities

Other business revenues rose, with the exception of advertising, as MTR continued to leverage its infrastructure and skills base.

As a result, income from station commercial properties rose 7.7% to HK$238 million in 2002.

External consulting

To our demonstrated success in the design, construction, commissioning, operation and maintenance of the MTR system in Hong Kong, we have added an increasing number of such projects elsewhere.

In 2002, we secured consultancy contracts in Shanghai, Tianjin, Nanjing and Shenzhen in Mainland China as well as Taipei and Kaohsiung in Taiwan. Our clients consist of railway operators, consortia, systems suppliers and contractors. We are now working on projects in 22 cities in 12 countries around the world. To meet the needs of our growing international client base better, during the year we established offices in Shanghai, Shenzhen, Singapore and Taipei. The rapid growth in our consulting business again led to strong growth in revenue, following 2001's 300% increase.

In addition to these international consultancy contracts, the Company has leveraged its expertise and economies of scale to expand into related business areas. In 2002, we successfully bid for a further three-year plus three-year option operation and maintenance services contract for the Automated People Mover system of Hong Kong Airport Authority, extending our involvement until 2008. This experience will help MTR in the future light-rail feeder network projects it plans to undertake.

Revenues from consultancy rose 96.9% in 2002 to HK$63 million.

Outlook

With recovery of the economy still looking uncertain, we expect growth in non-fare revenues, especially during the first half of 2003, to be modest. Nevertheless, we intend to build on our successes in this area to further diversify our revenue stream.

The Octopus network will continue to expand, with new initiatives planned in the transport, property access and other areas.

We will continue to examine new formats of station and in-train advertising while at the same time reviewing ways to become even more cost effective.

In the meantime, station commercial rentals will continue to be affected by economic weakness and our strategy is to increase floor area to drive revenue growth. Renovation work on five more stations will be completed between April and December 2003, which will help maximise revenues through improved tenant mix and a better retail environment. We also plan to let out currently unused station spaces, such as car parks.

Overseas, the Company is confident of adding more contracts to its expanding portfolio of consultancy business.



property review

- Property development profit rose strongly by 15.6% to HK$3,755 million
- Successful tendering of three development sites along Tseung Kwan O Line
- Good results from investment property and property management




Alice Wong enjoys her easy commute to work by MTR. She's looking forward to moving to Two IFC, with its state-of-the-art facilities.

Through its development of properties linked to the MTR network of stations, the Company has played an important role in the successful creation of new living and working communities in Hong Kong. We work in joint venture with experienced developers selected through open tender, under arrangements that allow us to share in profits initially and upon completion, as well as combining revenues from development with recurrent revenues from investment and management. We take particular care to phase developments to ensure maximum market acceptance.

The property market remained weak in 2002. In this context, the improved results for the year reflect the relative strength of this approach to our property business, combining excellent locations with a high quality of design, finish and management.

In the Grade A office sector, the protracted local economic downturn, coupled with a lacklustre performance in global equity markets, had a marked impact on the demand for office space, resulting in falling rents and rising vacancy rates. The mass housing market continued to be affected by high levels of unemployment and uncertainties over economic recovery. Mortgage financing costs fell markedly and the Government announced a series of initiatives in November designed to support the housing market that included a suspension of land auctions in 2003. There was not a noticeable improvement in sentiment, however, and sales prices declined further from already depressed levels. The retail sector was also subdued, as price differentials between Hong Kong and neighbouring Shenzhen continued to drive shoppers over the border for low budget shopping, compounding the effects of the soft economy.

Property development

Despite the challenging market conditions, we succeeded in securing the commitment of developers at station developments along the Tseung Kwan O Line. Along the Airport Railway, several major residential developments were also launched, and together with continued construction progress, resulted in a 15.6% increase in property development profit over 2001 to HK$3,755 million. The majority of development profits was recognised from deferred income primarily in relation to property developments at Tung Chung and Kowloon stations. In addition, profits were derived from the sharing of assets in kind at Phase 1 of Sorrento at Union Square in Kowloon Station.

Airport Railway

In the second half of the year, three residential projects totalling 4,025 flats were launched along the Airport Railway. The sale of Phase 1 of Seaview Crescent at Tung Chung Station began in early




Tsing Yi Station
Tierra Verde

After work it's just minutes to her comfortable Tierra Verde apartment at Tsing Yi.

Gross floor area

Hong Kong
254 102 60 416

Kowloon
608 232 167 90 1,097

Olympic
493 111 78 682

Tsing Yi
246 47 293

Tung Chung
15
936 58 1,031
22

Thousand sq.m.

Residential
Office
Hotels/Serviced Apartments
Retail and others

Airport Railway property development plan

We responded to changing market conditions and made adjustments to several development schemes to improve marketability and add value.


Gross floor area
Hong Kong
331 85 416
Kowloon
841 256 1,097
Olympic
104 578 682
Tsing Yi
293 293
Tung Chung
415 616 1,031
Thousand sq.m.
Under construction
Construction completed or near completion

Airport Railway property development progress

Further progress was made on the construction of Airport Railway property developments, including the 88-storey Two International Finance Centre office tower.

August, followed in November by Phase 2 of Sorrento at Kowloon Station. In mid-December, Phase 1 of Coastal Skyline at Tung Chung Station was released for public sale. The market responded positively to these projects. Sales of residential units at other Airport Railway station developments continued throughout the year, including Phase 1 of Sorrento at Kowloon Station, Island Harbourview, Central Park and Park Avenue at Olympic Station, as well as Tung Chung Crescent and Phase 1 of Caribbean Coast at Tung Chung Station.

Construction of the various packages at Union Square in Kowloon Station and at Tung Chung Station progressed according to plan. A total of 6,382 flats in various packages were completed during the year and obtained occupation permits.

In response to changing market conditions and demand forecasts, further adjustments were made to several development schemes, to improve marketability and add value. The land use at Olympic Station Site D, for example, was successfully changed from hotel to residential, with the land exchange executed in March. General Building Plans for the development, which will now produce 1,896 residential units, were approved in October. Piling works are in progress and on schedule.

Construction of the structure and roof steel frames of the 88-storey Two International Finance Centre (Two IFC) at Hong Kong Station was completed in November, and by the end of December 2002, installation of the curtain wall had reached the 69th floor. Completion of this prestigious landmark at the heart of a new central business district is scheduled for mid-2003. Marketing of the 18 floors owned by MTR, located on floors 33 to 52 and branded as "Central 18 Zone at Two IFC", began during the year. We are currently at the initial stage of discussions with several potentially large office tenants.

We also began to prepare the pre-lease marketing for the major new retail centre at Union Square, which on completion will become our fifth shopping centre. This work involves the development of a global identity matching its "lifestyle" positioning and design theme, as well as other international market assessment efforts. Pre-leasing consent has been issued by the Government, subject to certain minor conditions.



She can easily stop off at Maritime Square, where she can quickly browse the fascinating mix of shops.

Gross floor area

Tiu Keng Leng
254
237 254
17

Tseung Kwan O
126
111 103 290
76

Hang Hau
142
139 142
3

Area 86
1,613 1,653
40

Under construction
Residential
Retail and others
Office

Thousand sq.m.

Tseung Kwan O Line property development plan and progress
Tseung Kwan O Line property development continues to make progress, with development rights for three new residential projects along the line awarded in 2002.

Tseung Kwan O Line

Along the Tseung Kwan O Line, property development rights were awarded to developers for three new residential projects in 2002. Those at Area 55b in Tseung Kwan O Station were awarded in January to a consortium led by New World Development Company Limited. This was followed in June by the Hang Hau Station property development to a consortium comprising Sino Land Company Limited and Kerry Properties Limited. Finally, in October, Cheung Kong (Holdings) Limited was awarded the tender for the Tiu Keng Leng Station property development.

We continue to seek ways to add to the value of our property developments and the signing of the Agreement for Lease for Area 86 in Tseung Kwan O in May marked the first step towards developing Hong Kong's first-ever "green city". This extensive development will be built in 14 phases on a 32.6-hectare site. On completion in about 10 years time, it will contain some 21,500 flats set within a garden environment.

Other development projects

During the year, our efforts with the Town Planning Board were rewarded by approval for a further 1,132 square metres gross of residential space to be constructed at Choi Hung Station, as part of the Park and Ride Development. This is in addition to 2,122 square metres gross of bonus floor area previously approved for the mixed-use development.

We intended to proceed with a mixed-use scheme for the site next to the Tsing Yi Station, currently occupied by a transport interchange and a lorry park. The development concept is now being reviewed, taking into account the community's feedback.

Investment properties

Our shopping centres performed well, despite a deflationary environment that has seen retail prices fall for more than four years, placing intensive pressure on both retailers and retail landlords. Both rentals and retail sales recorded strong growth compared with 2001, resulting in a 9.8% increase in rental income to HK$897 million.

We maintained a 100% occupancy rate at our four shopping centres, Telford Plaza, Maritime Square, Paradise Mall and Luk Yeung Galleria. In part, this achievement reflects the excellent location and high quality environment offered by these complexes. In addition, it is the result of the close partnerships we maintain with retailers. During the year, MTR gave support through strategic and effective promotional campaigns, which helped sustain shopping traffic, in turn protecting our rental revenue.



She feels glad to have use of the extensive Club House facilities at Tierra Verde.




12
10
8
6
4
2
1000
800
600
400
200
10.3
715
1998
1999
2000
2001
2002
Value of investment properties
HK$ billion (left scale)
Net rental income
HK$ million (right scale)

Investment properties

With shopping centres maintained at 100% occupancy levels, strong growth in rentals was recorded.

Early in the year, we also launched an innovative centre-wide "Total Quality Service Regime" service enhancement programme to promote excellent customer service at our retail centres. The programme was well received by tenants, who recognised its relevance in today's highly competitive conditions. Its first specific objective was to raise awareness of the importance of service quality. The regime also sought to increase the competitiveness of our shopping centres and our tenants' businesses through implementing industry-leading service standards. Finally, the programme sought to establish quantifiable service benchmarks to promote better tenant selection and management.

Property management

We are already one of the largest property management companies in Hong Kong, a testament to the quality of service we offer at a competitive price and our ability continuously to add value for clients. Our successes throughout 2002 led income from property management to rise 16.4% to HK$85 million. The encouraging result was achieved through managers' remuneration income from newly completed Airport Railway properties and from other property management services such as Octopus Access business and MTR Property Agency Company Limited, a wholly-owned subsidiary of the Company that provides agency services for the sale, purchase and leasing of properties in Hong Kong.

During the year, our property management-related business continued to expand and diversify. At Olympic Station, the Central Park development of 1,312 residential flats was completed and units handed over to individual owners, in the process coming under MTR management. At Tung Chung Station, completion of Phase 1 of Seaview Crescent added a further 1,149 residential units to our management portfolio. These together have brought the number of residential units now managed by the Company to 42,074, from 39,613 in 2001, in addition to the 370,022 square metres of retail space in our portfolio.

The Octopus Card Building Access Control system was adopted in the commercial car parks owned by the Company at three of our shopping malls and the car park at One International Finance Centre, as well as all Airport Railway residential developments. This state-of-the-art card access system has gradually extended to properties not managed by the Company.

Property agency

To diversify our earnings from property by leveraging our considerable base of expertise, in late 2001 we established the MTR Property Agency Company Limited to provide a one-stop agency service to residents of the residential developments we manage. The success of this venture added a total of HK$5 million in revenue during 2002.



After a hard week at work, there's nothing better than a game of tennis before relaxing with a juice.


2002
2001
9.3
10.4
23.6
23.3
61.3
62.9
Residential
Retail
Office
Carpark

Percentage

Distribution of property management income
More properties came under MTR management in 2002 with more to follow in 2003.

Overseas property businesses

Our respected property business contains a wealth of expertise in very diverse areas and we see many opportunities to capitalise on these skills outside Hong Kong, particularly in Mainland China. The year 2002 saw us take our first successful step in this area.

We succeeded in penetrating the property management market in Shenzhen, signing contracts to manage the prestigious East Pacific Garden Clubhouse, part of a luxury residential complex, and the King's Lodge residential development. In addition, a multi-disciplinary team of professionals from all departments provided pre-leasing and pre-management advisory services to East Pacific (Holdings) Limited, the developer of East Pacific Garden. The work included advice on market positioning, conceptual design, tenant mix, leasing strategy, marketing and management planning for three retail development sites in Shenzhen, the East Pacific Shopping Centre Phases 1 and 2 and Jing Tian Yinzuo. We also provided pre- management advisory services to Beijing Century Sun Real Estate Development Company for its Palm Springs International Apartments in Beijing.

In Singapore, we won our first property development consultancy contract. The Company was selected by the Land Transport Authority of Singapore to provide consultancy services for the packaging and marketing of a 24,980 square metre site situated above a proposed Singapore Mass Rail Transit station at Serangoon Central, a residential area located north of the city centre.

Outlook

We maintain a cautious outlook for the property market in 2003. Any sustained improvements in demand for Grade A office space will await an upturn in the global economy. Residential sector recovery will be restrained by a perceived supply overhang in the mass market. In the medium-term, however, the moratorium on land sales in 2003 should allow the property market to stabilise, enhancing the Company's profitability.

In the office sector, our 46,600 square metres gross of office space at Two International Finance Centre is expected to be ready for occupation in the third quarter of 2003 and pre-leasing of "The Central 18 Zone at Two IFC" should gain momentum towards that date. For our retail properties, anchor tenant marketing will start in 2003 for our future retail centre at Union Square and we will again work closely with retailers to maintain the competitiveness of our four existing investment properties.

Our property management portfolio will continue to expand, with Caribbean Coast and Coastal Skyline to be added during 2003. In addition, our Premier Management Services, which focuses on high-end residential and commercial properties, will extend its management to Two IFC, as well as Sorrento and The Harbourside at Union Square.

Overseas, the bridgeheads we have established during 2002 should enable us to expand our professional services work outside Hong Kong and explore further opportunities in Mainland China.



Being just a short ride by MTR to her parents in Heng Fa Chuen is a comfort.

Airport Railway Property Developments (packages awarded)

Location	Developers	Type area	Gross floor area (sq. m.)	No. of parking spaces	Expected completion date
Hong Kong Station					
(International Finance Centre)	*Sun Hung Kai Properties Ltd.*	*Office*	254,190		By phases
	Henderson Land Development Co. Ltd.	Retail	59,460		from
	The Hong Kong & China Gas Co. Ltd.	Hotel	102,250		1998–2004
	Bank of China Group Investment Ltd.	Car park		1,344	
Sub-total			415,900		
Kowloon Station					
Package One (The Waterfront)	Wing Tai Holdings Ltd.	Residential	147,547		Completed in
	Temasek Holdings (Pte) Ltd.	Car park		1,332	2000
	Singapore Land Ltd.				
	Keppel Land Ltd.				
	Lai Sun Development Co. Ltd.				
	Worldwide Investment Co. (Bermuda) Ltd.				
Package Two (Sorrento)	The Wharf (Holdings) Ltd.	Residential	210,319		By phases
	Wheelock and Company Ltd.	Car park		1,270	from
	New Asia Realty and Trust Company Ltd.				2002–2003
	Realty Development Corporation Ltd.				
	Harbour Centre Development Ltd.				
Package Three	Sun Hung Kai Properties Ltd.	Residential	100,000		2004
		Cross border bus terminus	5,886		
		Car park		412	
Package Four (The Harbourside)	Hang Lung Properties Ltd.	Residential	128,845		2003
		Car park		864	
Packages Five, Six and Seven	Sun Hung Kai Properties Ltd.	Retail	82,750		By phases
		Office *	231,778		from
		Serviced apartment *	72,472		2005–2008
		Hotel	95,000		
		Residential	21,300		
		Kindergarten	1,050		
		Car park		1,743	
Sub-total			1,096,947		



Paradise Mall
杏花新城

She and her husband can even drop in at Paradise Mall, where they like to shop.

Airport Railway Property Developments (packages awarded) continued

Location	Developers	Type area	Gross floor area (sq. m.)	No. of parking spaces	Expected completion date
Olympic Station					
Package One	Sino Land Co. Ltd.	Office	111,000		Fully
(Island Harbourview,	Bank of China Group Investment Ltd.	Retail	14,900		completed in
HSBC Centre, Bank of	Kerry Properties Ltd.	Residential	169,950		2000
China Centre and	China Overseas Land and Investment Ltd.	Indoor sports hall	13,219		
Olympian City One)	Capitaland Commercial Ltd.	Car park		1,380	
Package Two	Sino Land Co. Ltd.	Retail	47,500		By phases
(Park Avenue, Central	Kerry Properties Ltd.	Residential	220,050		from
Park and Olympian	Bank of China Group Investment Ltd.	Market	1,100		2001–2002
City Two)	China Overseas Land and Investment Ltd.	Car park		932	
Package Three	Sun Hung Kai Properties Ltd.	Residential	103,152		2005
		Kindergarten	1,300		
		Car park		300	
Sub-total			682,171		
Tsing Yi Station					
(Tierra Verde and	Cheung Kong (Holdings) Ltd.	Retail	46,170		Fully
Maritime Square)	Hutchison Whampoa Ltd.	Residential	245,700		completed in
	CITIC Pacific Ltd.	Kindergarten	925		1999
		Car park		920	
Sub-total			292,795		
Tung Chung Station					
Package One	Hang Lung Development Co. Ltd.	Office	14,999		By phases
(Tung Chung Crescent,	Henderson Land Development Co. Ltd.	Retail	48,491		from
Citygate and Seaview	New World Development Co. Ltd.	Hotel	22,000		1999–2005
Crescent)	Sun Hung Kai Properties Ltd.	Residential	275,501		
	Swire Properties Ltd.	Kindergarten	700		
		Car park		2,037	
Package Two	HKR International Ltd.	Retail	2,499		By phases
(Coastal Skyline)	Hong Leong Holdings Ltd.	Residential	253,100		from
	Recosia Pte Ltd.	Kindergarten	350		2002-2005
		Car park		617[†]	
Package Three	Cheung Kong (Holdings) Ltd.	Retail	4,996		By phases
(Carribean Coast)	Hutchison Whampoa Ltd.	Residential	407,300		from
		Wet market	508		2002–2005
		Kindergarten	350		
		Car park		1,211	
Sub-total			1,030,794		
Grand Total:			3,518,607	14,362	

* This falls within the range of 231,778 to 235,778 sq.m. for offices and 68,472 to 72,472 sq.m. for serviced apartments as stipulated in the latest approved Master Layout Plan.
† This falls within the range of 617-745 as stipulated in the latest Master Layout Plan.


Samba Jus


Merry
X'mas

The surroundings are pleasant and there's always something new.

Tseung Kwan O Line Property Developments (Packages awarded)

Location	Developers	Type	Gross floor area (sq. m.)	No. of parking spaces	Status	Expected completion date
Tseung Kwan O Station						
Area 57a	Sun Hung Kai Properties Ltd.	Residential	26,005		Awarded in July 2000	2005
	Nan Fung Development Ltd.	Retail	3,637			
	Henderson Land Development Co. Ltd.	Car park		75		
	Chime Corporation Ltd.					
Area 55b	New World Development Co. Ltd.	Residential	84,920		Awarded in January 2002	2006
	Chow Tai Fook Enterprises Ltd.	Retail	11,877			
	Wee Investments Pte. Ltd.	Car park		258		
Hang Hau Station	Sino Land Co. Ltd.	Residential	138,652		Awarded in June 2002	2005
	Kerry Properties Ltd.	Retail	3,500			
		Car park		369		
Tiu Keng Leng Station	Cheung Kong (Holdings) Ltd.	Residential	236,965		Awarded in October 2002	2007
		Retail	16,800			
		Car park		587		

Tseung Kwan O Line Property Developments (Packages to be awarded)*

Location	No. of packages envisaged	Type	Gross floor area (sq. m.)	No. of parking spaces	Expected period of package tenders	Expected completion date
Tseung Kwan O Station	2	Retail	60,000		2004–2005	2007
		Office	103,130			
		Car park		1,291		
Area 86 (Tseung Kwan O South Station)	14	Residential	1.6 million		2004–2009	2013
		Retail	40,000			
		Car park		4,131		

* Subject to review, land grant conditions and completion of statutory processes.

Choi Hung Park and Ride Development

Location	Developers	Type	Gross floor area (sq. m.)	No. of parking spaces	Status	Expected completion date
Choi Hung Station	Chun Wo Holdings Ltd.	Residential	19,182		Awarded in July 2001	2006
		Retail	2,400			
		Car park		54		
		Park and Ride		450		




And some of their favourite restaurants are perfect for a family get together.

Investment Property portfolio (As at 31 December 2002)

Location	Type	Lettable floor area (sq. m.)	No. of parking spaces	Company's ownership interest
Telford Plaza I, Kowloon Bay, Kowloon	Shopping centre	39,671	–	100%
	Car park	–	993	100%
Telford Plaza II, Kowloon Bay, Kowloon	Shopping centre	19,741	–	50%
	Car park	–	136	50%
Luk Yeung Galleria, Tsuen Wan, New Territories	Shopping centre	12,066	–	100%
	Car park	–	651	100%
Paradise Mall, Heng Fa Chuen, Chai Wan, Hong Kong	Shopping centre	18,468	–	100%
	Car park	–	415	100%
Maritime Square, Tsing Yi	Shopping centre	28,911	–	100%
	Kindergarten	920	–	100%
	Car park	–	220	100%
	Motorcycle park	–	50	100%
G/F, No. 308 Nathan Road, Kowloon	Shop unit	70	–	100%
G/F, No. 783 Nathan Road, Kowloon	Shop unit	36	–	100%
New Kwai Fong Gardens, Kwai Chung, New Territories	Kindergarten	540	–	100%
	Car park	–	126	100%
International Finance Centre, Central, Hong Kong	Car park	–	136	51%
Phase I, Carpark Building, Kornhill, Quarry Bay, Hong Kong	Car park	–	292	100%
Roof Advertising Signboard, Admiralty Centre, No. 18 Harcourt Road, Hong Kong	Advertising signboard	–	–	100%
Ten Shop Units, First Floor Podium, Admiralty Centre, No. 18 Harcourt Road, Hong Kong	Shops	286	–	50%
Olympian City One, Tai Kok Tsui, Kowloon	Indoor sports hall	13,219	–	100%
Olympian City Two, Tai Kok Tsui, Kowloon	Shop unit	1,252	–	100%

Note: The above properties are let to tenants for commercial use except Heng Fa Chuen Residents' Club House. All properties are held by the Company under leases for over 50 years except for Telford Plaza I and II, Luk Yeung Galleria, Maritime Square, New Kwai Fong Gardens, International Finance Centre and Olympian City where the leases expire on 30 June 2047.

Properties held for sale (As at 31 December 2002)

Location	Type	Gross floor area (sq. m.)	No. of parking spaces	Company's ownership interest
Island Harbourview, No. 11 Hoi Fai Road, Kowloon	Residential	20,534	–	40%
	Car park	–	579	40%
Olympian City One, No. 11 Hoi Fai Road, Kowloon	Shopping centre	5,898*	–	40%
	Car park	–	330	40%
Bank of China Centre, No. 11 Hoi Fai Road, Kowloon	Car park	–	117	40%
The Waterfront, Union Square, 1 Austin Road West, Kowloon	Residential	137	–	100%
	Car park	–	2	100%
Towers 3, 5 & 6, Sorrento, Union Square, 1 Austin Road West, Kowloon	Residential			
	– on or below 50/F	5,373	–	20.11%
	– on or above 51/F	4,484	–	100%
	Car park	–	314	100%

* Saleable floor area

Managed properties (As at 31 December 2002)

Number of managed residential flats	42,074 units
Area of managed commercial and office space	370,022 sq. m.

future projects



MTR has made a major contribution to the development of Hong Kong through the construction of the railway infrastructure forming the MTR network. We have built a vast reservoir of expertise in all areas of railway design, construction, operation and maintenance.


地鐵
MTR

In 2005, MTR will be making the Big Buddha more accessible, with a cable car from Tung Chung Station.

These skills are currently being applied to the construction not only of additional rail extensions in Hong Kong, but to other projects and associated property developments. The Company also seeks ways to leverage this infrastructure and its expertise in other ways.

In every project it undertakes, MTR conducts a detailed evaluation to ensure project viability and to minimise capital costs. We spare no effort during construction to achieve completion on time and within budget. In this regard, the new Tseung Kwan O Line, which opened in August 2002 four months ahead of schedule at 47.5% or HK$14.5 billion below our original budget, is a powerful demonstration of our ability to meet this high standard. Our ability to achieve this is also underpinned by a new partnership approach with contractors, which includes working together on a target cost basis for selected new projects.

Penny's Bay Rail Link

In July, the Company signed the project agreement with the Government for the design, construction, financing and operation of the Penny's Bay Rail Link that will connect the new Hong Kong Disney Theme Park, now in its second year of construction, with the MTR network. When completed, the 3.5-kilometre line will carry around 10,000 passengers per hour, at peak capacity.

The project has an estimated outturn cost of approximately HK$2.0 billion and involves construction of a new station at Yam O in north east Lantau, as an interchange with the Tung Chung Line. We target completion by July 2005, comfortably ahead of the Disney Theme Park opening.

Immediately following the Government's approval, we began to award contracts to ensure work would begin quickly. In July, we awarded the main contract for Yam O Station and foundation work is now underway. In the same month, we awarded the contract for the Tai Yam Teng tunnel connecting the north and south parts of the site and preparatory construction work began. Later in the year we tendered and awarded contracts for all major civil engineering and mechanical and electrical work, as well as the Disneyland Station.

Rather than purchase new rolling stock for the line, the Company has decided to pursue the more cost-effective route of converting some existing MTR trains, which will receive new livery and interiors.







On their way up and arriving at Ngong Ping they'll be amazed by the spectacular views across the mountains and out to sea.

Tung Chung Cable Car

Also in July, the Provisional Project Agreement was signed with the Government for the Tung Chung Cable Car project. This exciting new facility on Lantau Island will link Tung Chung with Ngong Ping and the nearby Big Buddha Statue and Po Lin Monastery, creating a major new tourist and leisure landmark.

We have set a target completion date of August 2005. MTR expects ridership on the Tung Chung Line to be boosted by the facility, which studies forecast will attract 1.25 million people in its first year of operation. The Company will also derive revenue from the associated terminal facilities, comprising the Tung Chung Terminal Complex and the Ngong Ping Terminal and Village with gross commercial areas of up to 11,000 square metres and 5,000 square metres, respectively.

The total cost of the project is expected to be HK$750 million. In August, the Company signed a memorandum of understanding with an experienced cable car operator for the operating and maintenance contract. Subsequently, the aerial ropeway system contract and the building and civil engineering design consultancy contract were awarded. The main building and civil engineering contract was also tendered out, paving the way for construction, which is expected to begin in August 2003 after enactment of necessary legislation and the formal signing of the Project Agreement and Private Treaty Grant.

Proposed Island Line Extensions

The North Island Link and West Island Line were identified as natural extensions of the existing MTR urban network in the Government's Railway Development Strategy 2000 report.

The North Island Link is formed by the extension of the Tung Chung Line at Hong Kong Station to connect with the Island Line at Fortress Hill. This work is proposed to be carried out simultaneously with the extension of the Tseung Kwan O Line from North Point Station to connect with the Island Line at Tin Hau Station.

The proposed programme for the West Island Line will extend the network beyond Sheung Wan in two phases, firstly to Sai Ying Pun and Belcher Station by 2009 and then later to Kennedy Town, subject to the Government's decision on further development in this area.

The South Island Line is considered by MTR to be a further natural extension of the network to serve the western and southern areas of Hong Kong Island. From a proposed interchange with West Island Line at Belcher Station, the South Island Line envisages seven intermediate stations from Cyberport to Happy Valley before connecting with the Island Line at Wan Chai.

MTR submitted financial proposals to the Government on the North Island Link and West Island Line in April 2002 and a pre-feasibility proposal on the South Island Line in June 2002, and continued discussions with various Government Departments to progress approval during 2002. On 21 January 2003 Government announced its decision to allow MTR to proceed with the planning of West






From Tung Chung they can travel quickly and in comfort via Yam O Station and the Penny's Bay Rail Link to the new Disney Theme Park.

Tseung Kwan O Extension project

in HK$ million	Original budget	Final project cost estimate	Expenditure up to 31 December 2002	Expenditure up to 31 December 2001
Construction costs				
Civil works	11,232	6,753	6,670	5,866
Electrical and mechanical works / rolling stock	7,206	3,358	3,317	2,360
Works entrusted to Government	207	469	463	378
Associated construction costs				
Site investigation and land costs	1,261	618	610	258
Non-construction costs				
Consultancy fees, corporate and financing costs	10,589	4,802	4,743	4,011
Total	30,495	16,000	15,803	12,873

Island Line Phase 1 and the South Island Line, while the opening of the North Island Link would be delayed until after 2016 following a further review of the growth in population.

Transit links

For some time, MTR has been working on the planning of above-ground light rail links. These would contribute to a world-class, environmentally friendly public transit system, which will be important in maintaining Hong Kong's attraction as a regional business and tourist hub. Such systems would also permit MTR to extend its services into less densely populated areas and be less expensive to develop than below ground options.

In June 2002, in response to the Government's request, the Company submitted a conceptual proposal to the Government for an above ground Environmentally Friendly Transport System covering the South East Kowloon redevelopment of the former Kai Tak airport and apron area. The proposed system would run through this area, connecting to Ngau Tau Kok Station on the Kwun Tong Line.

Pedestrianisation

Pedestrianisation of streets adjacent to MTR entrances and underground or elevated pedestrian links with their surrounding neighbourhoods are increasingly important features of the network. Such schemes increase the attraction of MTR stations and support patronage.

Both the Hong Kong Institute of Planners and the Chartered Institute of Transport have highlighted the need for more pedestrianisation to ensure Hong Kong lives up to its claim of being Asia's "world city". In this field, we cooperate closely with private developers, the Urban Renewal Authority, the Housing Authority and other bodies responsible for urban development. Over the past 10 years, more than a dozen pedestrian link schemes have been completed.

In 2002, work began on a new underground pedestrian subway at Mong Kok as part of an Urban Renewal Authority redevelopment and on an elevated connection at Kwun Tong, in a redevelopment project led by Sun Hung Kai Properties. Both will be completed by 2003. Work is expected to begin on three further such projects at Admiralty, Lai Chi Kok and Choi Hung later in 2003.



human resources

MTR recognises the vital role played by its employees in contributing to its continuous success in operations and new business development. Amid the current period of change and economic uncertainty, continuous efforts have been made to capitalise on our human assets and foster commitment at all levels. This has resulted in initiatives that contributed to higher productivity, enhanced performance orientation as well as leadership and staff development.


Raymond Leung
MTR

From his work to attending MTR's Leadership Development Programme, our Depot Manager, Raymond Leung, sharpens his skills for the future.

Higher productivity

Enhancing the value of our human assets without increasing the number of staff has been at the core of MTR's productivity gains in recent years. This was exemplified in the opening of the new Tseung Kwan O Line during the year. We launched a Corporate Staff Redeployment Programme that enabled a substantial number of staff at different levels voluntarily to be redeployed across disciplines and departments, improving productivity and promoting a multi-skilled workforce. As a result, the staffing requirement of the new Tseung Kwan O Line was met entirely via redeployment, despite the short time frame involved. A total of 45,000 trainee days were recorded for the year in support of operational strategies and the new line opening.

Productivity was further enhanced by implementation of phase two of our comprehensive Human Resource Management System, one of the most sophisticated systems in Hong Kong. The system covers all employees and contains interactive features that increase usage and acceptance. In providing timely employee information to managers and staff, it has improved overall efficiency and led to benefits in every aspect of human resource management and development. During the year, the performance-oriented culture at MTR was further enhanced by the introduction of a more rigorous performance-based pay review mechanism for general staff.

Leadership development

To foster leadership development, a Manager Accelerated Development Programme was launched to groom a pool of top-notch talent for future leadership needs. The programme broadens the experience of managers by exposing them to areas beyond their normal working dimensions through a series of specially designed training modules and action learning projects. In addition to ensuring succession for senior management positions, it acts as a powerful performance driver at the managerial level.


8,786
7,537
7,332
7,231
6,891
618
551
886
4,836
Property development and management
Engineering and project
Corporate management and service departments
Operations
1998
1999
2000
2001
2002
Number of staff

Total staff strength

Capitalising on our human assets, we have expanded our operations and new business initiatives without increasing staffing level.

Leveraging human resources expertise

Over the two decades of its operations, MTR has built a broad base of expertise in railway related training. In addition to continuing to provide this high quality service in-house, the human resource and training departments actively support the Company's external consulting role through provision of professional railway operations training packages and strategic human resource management services, as part of an overall consultancy project.

Corporate governance

The Company is committed to ensuring high standards of corporate governance in the interests of shareholders and devotes considerable effort to identifying and formalising best practices.

The overall management of the Company's business is vested in the Board of Directors. Pursuant to the Company's Articles of Association and the Protocol adopted by the Board of Directors, the Board of Directors has delegated the day-to-day management of the Company's business to the Executive Directorate, and focuses its attention on matters affecting the Company's finances and shareholders. These include financial statements, dividend policy, significant changes in accounting policy, the annual operating budget, certain material contracts, major financing arrangements and major investments, risk management strategy, treasury policies and fare structures.

The Company takes care to ensure the Board is in a position to exercise its powers in an informed manner. The Board of Directors meets regularly and members of the Board receive information between meetings about developments in the Company's business. All members of the Board of Directors have full and timely access to relevant information and may take independent professional advice if necessary. The Board of Directors held 14 meetings in 2002 and the average attendance rate was 82.06%.

As an integral part of good corporate governance, the following committees have been established. These committees comprise non-executive Directors who have been invited to serve as members. Their independent and objective views on various aspects of how MTR is governed provide proper control and ensure that we continue to achieve the high standards expected of a major listed company.

Audit Committee

The Audit Committee meets four times each year to review the completeness, accuracy and fairness of the Group's financial statements and to consider the nature and scope of internal and external audit reviews. It also assesses the effectiveness of the systems of internal control. Internal control systems have been designed to allow the Board of Directors to monitor the Company's overall financial position and to protect its assets. The purpose is to guard against material financial misstatement or loss. The Board of Directors is responsible for these systems and appropriate authorisations and guidelines are in place. The Audit Committee Chairman also prepares an annual report to the Board of Directors covering its activities for the year and highlighting issues which the Chairman deems significant.

All the members of the Audit Committee are non-executive Directors, namely T Brian Stevenson (chairman), Cheung Yau-kai and the Commissioner for Transport (Robert Charles Law Footman), two of whom are independent non-executive Directors. There were four meetings of the Audit Committee in year 2002 and the average attendance rate was 91.7%. The external auditors, the Finance Director and the Head of Internal Audit Department attended to answer questions on the reports or their work.

Remuneration Committee

The Remuneration Committee meets regularly to consider human resources issues, including the terms and conditions of employment, remuneration and retirement benefits of the Chairman and Chief Executive and members of the Executive Directorate. All the members of the Remuneration Committee are non-executive Directors, namely Raymond Ch'ien Kuo-fung (chairman), Edward Ho Sing-tin and Frederick Ma Si-hang, two of whom are independent non-executive Directors. There were three meetings of the Remuneration Committee in year 2002 and the attendance rate was 100%.

Nominations Committee

The Nominations Committee carries out the process of recommending and nominating candidates to fill vacancies on the Board of Directors. A person may be appointed as a member of the Board of Directors at any time either by the shareholders in general meeting or by the Board of Directors upon the recommendation of the Nominations Committee. Directors who are appointed by the Board of Directors must retire at the first annual general meeting after their appointment. In either case, the Directors so elected and appointed are eligible for re-election and re-appointment. At each annual general meeting of the Company, one third of the Directors (or such number as is nearest to and less than one third) are required to retire from office by rotation (excluding the Directors appointed by the Chief Executive of the Hong Kong SAR under the MTR Ordinance).

All the members of the Nominations Committee are non-executive Directors, namely David Gordon Eldon (chairman), Lo Chung-hing and the Secretary for the Environment, Transport and Works (Dr. Sarah Liao Sau-tung), two of whom are independent non-executive Directors. There was only one meeting of the Nominations Committee in year 2002 and the attendance rate was 66.67% (due to the absence of a Director who was away from Hong Kong).

Internal Audit

The Internal Audit Department plays a major role in support of and in collaboration with the Company's management, in monitoring the internal governance of the Company. The department has unrestricted access to information that allows it to review all aspects of the Company's network of risk management, control and governance processes. On a regular basis, it conducts audits of the practices, procedures, expenditure and internal controls of all business and support units and subsidiaries. As the need arises, it also conducts ad-hoc reviews or investigations. The Internal Auditor reports directly to the Chairman of the Board of Directors and has direct access to the Audit Committee.

Code of Best Practice

The Company has complied throughout the year with the Code of Best Practice as set out in Appendix 14 of the Listing Rules except that non-executive Directors of the Company are not appointed for a specific term but are subject (save for those appointed pursuant to Section 8 of the MTR Ordinance) to retirement by rotation and re-election at the Company's annual general meetings in accordance with Articles 87 and 88 of the Company's Articles of Association.

Ethical Culture

The Company is committed to high standard of business ethics and integrity.

Following the publication of the MTR's Code of Conduct in 2002, the Company has carried out an extensive training and communication campaign to ensure all levels of staff understand the content of the Code and the philosophy behind an ethical working culture. All employees were issued a personal copy of the Code of Conduct and in addition, each manager was issued a Corporate Guidebook for Managers containing illustrative examples for better communication with employees.

To promote similar practices with contractors and make the Code available for interested shareholders, customers and other interested parties, the Company has placed the Code of Conduct on the MTR website for public access.

U.S. Sarbanes-Oxley Act 2002

This legislation which seeks to enhance the transparency and accountability of companies in the areas of corporate governance and financial reporting, was signed into law by the President of the United States on 30 July 2002.

As the Company is a SEC reporting company, it is generally bound by this new legislation.

The Company is in the process of reviewing the existing internal systems and practices and taking other steps to comply with the relevant provisions.

Sustainability

Achieving MTR's Vision for the 21st Century, Today

By making a major contribution to the prosperity and well-being of Hong Kong and raising the standards of corporate responsibility amongst listed companies, MTR is a leader in shaping and delivering a more sustainable society.

MTR's Vision

The quality of life for millions of people in Hong Kong is greatly influenced by planning and development. With the right approach, Hong Kong can grow from its current densely populated and cramped urban environment to become a quiet, safe, clean and at the same time vibrant and stimulating place to live. For this to happen, the Government, business and society need to work together towards agreed goals, with full transparency and accountability.

Achieving the vision today

MTR is helping to deliver this vision today by providing equitable access to affordable, safe, useful, highly energy efficient and reliable transportation. Moreover, as the operator of a railway system in a densely populated city, MTR plays a significant role in reducing the environmental impacts of moving over two million people every day. Compared with MTR, taxis and buses produce about 100 and 10 times respectively more atmospheric pollution per passenger.

Our passengers rely on MTR for reliable transport and those who still use the streets above rely on MTR to move as many people as possible to reduce road congestion.

At the same time, the Company, in partnership with Hong Kong's most innovative property developers, establishes new communities centred on rail access which are designed, developed and managed in accordance with the highest planning, building and environmental standards. In this way, MTR aims to maximise the beneficial use of Hong Kong's scarce land resources and provide quality lifestyles for residents via easy rail access to work, education, family and friends, shopping and other recreational pursuits.

The Company also continues to raise the standard of corporate responsibility in the way we communicate and engage with our internal and external stakeholders. The Company delivers optimised and consistent returns, provides staff with excellent reward and training opportunities, supports community initiatives aligned with our core skills and seeks continually to improve its environmental performance.

Benefits

MTR's commitment to corporate responsibility is based on a number of compelling business drivers:

- Maintaining an efficient use of traction energy, limiting resource use and minimising waste costs reduces operating expense.
- Reducing risks to the safety of our customers and staff and to the environment at large prevents possible claims that could impact net revenues.
- Encouraging staff to develop their skills and implement international best practice improves productivity.
- Ensuring construction projects proceed with agreed limits for environmental impacts and waste and with minimal delays reduces capital cost.
- Good corporate governance and transparency is increasingly important in attracting investors, particularly those in the international debt markets.

Leading the way

In 2002, MTR achieved a number of significant milestones in corporate responsibility:

- **Publication and dissemination of the MTR Code of Conduct.** This sets out the policies and practices that MTR has developed to deal responsibly with its internal and external stakeholders.
- **Certification of MTR's Project and Operations Divisions to ISO 14001**, the international standard for environmental management systems, and the launch of quantitative targets to encourage focused and continual improvement in environmental performance.
- **Implementation of the recommendations made in the 4th Staff Attitude Survey** to encourage staff development at the middle management level.
- **Becoming a signatory to the World Economic Forum Corporate Citizenship Initiative**, placing corporate governance and social issues at the highest levels of management.
- **Inclusion in the two leading global sustainability indices**, the *Dow Jones Sustainability Index* and *FTSE4Good Global Index*, following publication of the MTR Corporate Sustainability Report 2001, a first for Hong Kong and China.
- **Reduction of 1.6% in the consumption of traction energy**, despite the August opening of the 12-kilometre Tseung Kwan O Line.
- **Publication of MTR's Sustainability Policy** and the appointment of a Sustainability Development Manager.


246
1993 1994 1995 1996 1997 1998 1999 2000 2001 2002

Kilowatt hours per km

Traction Power Consumption

Traction energy consumption declined despite the addition of the Tseung Kwan O Line, in part through replacing motor alternators on Urban Line trains.

The future

Following these successful achievements, the Company is seeking to achieve a number of aggressive sustainability targets for 2003, notably the development of Key Performance Indicators as part of its move away from multiple process-oriented targets towards a small number of quantitative targets.

Full details of our philosophy, targets and progress can be seen in our latest Corporate Sustainability Report, which is available on the MTR web site.

Investor relations

Investors and MTR

With nearly two decades' experience in the international capital markets, MTR has built a wide base of both institutional and retail investors.

As such, the Company regards communicating with existing and potential investors as a core activity and is committed to providing regular, full and timely information about developments that may affect their interests. With our long history in the international markets and a commitment to high standards of disclosure, we are widely recognised as a leader in investor relations in Asia.

Open channels

We seek to provide all investors with appropriate access to the information they require to make considered judgments about the Company. The Company's 2001 Annual General Meeting was held at the Hong Kong Convention and Exhibition Centre, a venue able to accommodate large numbers. Shareholders were briefed on the performance of the Company at the event and were encouraged to raise questions to management. The investor information section of the corporate website contains not only current and previous financial reports, but relevant news releases, stock exchange filings and other background information. Investors seeking further clarification can also contact the Company directly.

Meeting institutional investors

Management is encouraged by the steady interest in the Company from investors and ana ysts, which has resulted in MTR being one of the most widely covered companies in Asia. Well over 20 local and international sell-side research houses publish reports on the Company on a regular basis. In addition, MTR is followed by a wide range of buy-side institutions. Management remains dedicated to maintaining a close working relationship with the investment community to ensure a comprehensive understanding of the Company. In 2002, we enhanced this understanding in relation to socially responsible investors by providing them with specific corporate responsibility information in the form of a sustainability report.

During 2002, senior management again committed substantial amounts of time to addressing the needs of investors. Over 160 meetings were held with research analysts and institutional investors which included an investor relations global roadshow taking in the key investor centres of London, Edinburgh, Glasgow, Boston, New York and Singapore. This was in addition to our participation in a significant number of local, regional and global investor conferences.

Supporting our 440,000 retail shareholders

As at 31 December 2002 the Company's retail shareholders numbered over 440,000, the largest shareholder base of any company in Hong Kong. To meet their particular needs, we ensure the timely dissemination of information in a user-friendly format and operate a dedicated hotline within our Corporate Relations Department for individual shareholders' enquiries. In 2002, we responded to over 23,000 such telephone calls.

Also in 2002, we became one of the first companies in Hong Kong to publish (in English and Chinese) a short-form annual report, under new legislation enacted in 2002, providing retail investors with a more manageable yet complete version of this key document.

A high proportion of our retail investors subscribed at the initial public offering in 2000 remain as shareholders and their loyalty is greatly valued by the Company. In recognition of the support of all our individual shareholders, we again held a promotion during the year, this time providing special 40% discounts for travel on the Airport Express Line.

Further index recognition

Our position in the Hong Kong market as a blue chip stock with a sizable market capitalisation and a high degree of liquidity is recognised through inclusion in most of the important benchmark indices. We are constituent members of the Hang Seng Index (*HSI*), MSCI and FTSE Index series.

We were pleased that our considerable efforts in the field of corporate social responsibility and sustainability were recognised by both the Dow Jones Sustainability World Index (*DJSI World*) and the FTSE4Good Global Index in 2002, becoming one of the few companies from Hong Kong to meet the globally recognised standards required for inclusion in these indices.

New awards

The Company's 2001 Annual Report won a "Gold Award" in the Overall Annual Report category amongst railroad companies at the International ARC Awards in New York organised by the International Academy of Communications Arts and Sciences. The report was selected by the Hong Kong Management Association to receive the "Best Annual Reports Gold Award" under the General Category, the fourteenth consecutive time since 1988 that the Company's annual report has received an award from the Association.

Key shareholder information

Financial calendar 2003

Announcement of 2002 results	6 March
Last day to register for 2002 final dividend	25 March
Book closure period	26 March to 2 April
Annual General Meeting	15 May
2002 final dividend payment date	12 June
Announcement of 2003 interim results	Late July/Early August
2003 interim dividend payment date	October
Financial year end	31 December

Registered office

MTR Corporation Limited
MTR Tower, Telford Plaza, Kowloon Bay, Hong Kong
Telephone: (852) 2993 2111 Facsimile: (852) 2798 8822

Website

http://www.mtr.com.hk

Share information

Listing

MTR Corporation Limited's shares are listed on The Stock Exchange of Hong Kong. In addition, shares are traded in the U.S.A. through an American Depositary Receipt (ADR) Level 1 Programme sponsored by JP Morgan Chase Bank. They are also quoted on the London SEAQ International System.

Ordinary shares (as at 31 December 2002):
Shares outstanding: 5,158,748,655 shares
Hong Kong SAR Government shareholding: 3,928,221,249 shares (76.1%)
Free float: 1,230,527,406 shares (23.9%)

Nominal value	HK$1 per share
Market capitalisation (as at 31 December 2002):	HK$42,560 million

Share price performance


140
120
100
80
21
18
15
12
9
6
2002 Jan
Jun
Dec
MTR share price relative to HSI
Relative index (left scale)
MTR share price
HK$ (right scale)

Dividend policy

Subject to the financial performance of the Company, we expect to pay two dividends each financial year with interim and final dividends payable around October and June respectively, with the interim dividend representing approximately one third of the total dividends to be paid for the entire year.

Dividend per share (in HK$)

2001 Final Dividend	0.28
2002 Interim Dividend	0.14
2002 Final Dividend	0.28

ADR Level 1 programme

Ordinary share to ADR ratio	10:1
Depositary Bank	JP Morgan Chase Bank 40th Floor, One Chase Manhattan Plaza New York, NY 10081 USA

Index constituent

MTR Corporation Limited is a constituent of the following indices:
Hang Seng Index
Hang Seng Hong Kong Composite Index
Hang Seng London Reference Index
MSCI Index Series
FTSE All-World Hong Kong Index
FTSE4Good Global Index
Dow Jones Sustainability World Index

Stock codes

Ordinary shares

The Stock Exchange of Hong Kong	66
Reuters	0066.HK
Bloomberg	66 HK
CUSIP Reference Number	Y5896Y104
Sedol Reference Number	6290054
ADR Level 1 Programme	MTRUY

Annual report 2002

Our annual report is available in both English and Chinese. Shareholders can obtain copies by writing to:
Computershare Hong Kong Investor Services Limited, Rooms 1901-1905, 19th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong

If you are not a shareholder, please write to:
Corporate Relations Department, MTR Corporation Limited
MTR Tower, Telford Plaza, Kowloon Bay, Hong Kong

Our annual/interim reports and accounts are also available online at our corporate website at http://www.mtr.com.hk

Shareholder services

Any matters relating to your shareholding, such as transfer of shares, change of name or address, and loss of share certificates should be addressed in writing to the Registrar:
Computershare Hong Kong Investor Services Limited, Rooms 1901-1905, 19th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong
Telephone: (852) 2862 8628 Facsimile: (852) 2529 6087

Shareholder enquiries

Our enquiry hotline is operational during normal office hours:
Telephone: (852) 2881 8888

Investor relations

For enquiries from institutional investors and securities analysts, please contact:
Corporate Finance Department, MTR Corporation Limited
MTR Tower, Telford Plaza, Kowloon Bay, Hong Kong
Email: investor@mtr.com.hk



Financial review


30
25
20
15
10
5
6
5
4
3
2
1
23
4.5
59.0
EBITDA/Total loans outstanding
Percentage (left scale)
Interest cover
Times (right scale)
Gross debt-to-equity ratio
Percentage
1998
1999
2000
2001
2002

Debt servicing capability

MTR's debt service ability improved further in 2002 with interest cover increasing from 3.8 times in 2001 to 4.5 times.


As at 31 December 2002
By market
Hong Kong
US
Japan
Europe
Asia (excluding Japan)
By instrument
Global bonds
Medium-term notes
Samurai bonds & yen financing
Yankee & 144A bonds
HK$ bonds
Bank loans & export credits
Percentage

Sources of borrowing

The Hong Kong dollar debt market offered attractive funding opportunities in 2002, and a HK$3.5 billion retail bond issue raised the Hong Kong dollar portion of debt outstanding.

Financing achievements

During 2002, the Hong Kong dollar debt market remained highly liquid due to continued lack of investment demand and loan growth, resulting in attractive pricing relative to other markets. MTR therefore continued to focus on the Hong Kong dollar debt market in executing and completing its financing programme for the year, which by comparison with the previous year was modest.

Groundbreaking retail bond issue

With bank deposit rates staying at historical low levels, the year also witnessed a rapid development in the Hong Kong retail bond market as individual investors increasingly turned to retail bonds for more stable and higher returns.

The Group took advantage of this important development and successfully launched a retail bond in May, becoming the first publicly listed company in Hong Kong to do so. The issue, comprising a 2-, 3- and 4-year tranche, was offered to the public through nine placing banks. The issue attracted total subscriptions of more than HK$5.6 billion from over 18,000 applicants, setting a new record for both size and number of investors for a Hong Kong bond issue. Based on this overwhelming response, balanced against the Group's funding requirement, the issue size was increased from the original underwritten amount of HK$1 billion to HK$3.5 billion.

The Group was very pleased with the success of the transaction. Not only did it help diversify its funding sources and provide very cost effective funding, it also set an important benchmark for the retail bond market in Hong Kong, helping its development.

Modest funding requirements

The completion of the Tseung Kwan O Extension project and the Government's waiver of its cash dividend to support the Penny's Bay Rail Link resulted in a modest financing requirement for the year when compared with previous years. The retail bond issue covered all funding needs for the year whilst helping, together with previously arranged but undrawn banking facilities, to preserve a prudent financing horizon. As of the end of 2002, the Company had total undrawn committed facilities of HK$6 billion, sufficient to meet its projected funding needs up to early 2004.

Benchmark bonds perform well

During 2002, the US dollar bond market was characterised by significant volatility and widening credit spreads as a result of economic uncertainties, as well as a growing number of corporate failures and accounting scandals. Despite these difficulties, the Company's Global and Yankee bonds continued to attract a strong following in the international markets, with secondary spreads continuing on a downward trend during much of the year. Secondary spreads of the MTR 2010 Global bond tightened to as low as 65 basis points over the yield of 10-year US treasuries, from 110 basis points at the beginning of the year. This impressive performance against a backdrop of significant market volatility, together with the Company's strong credit ratings at Hong Kong's sovereign level, confirms the benchmark status of the Company's US dollar bonds.

(Preferred Financing Model) vs. Actual debt profile
As at 31 December 2002

Source *in percentage*
(50-70) 82 (30-50) 16 (0-15) 0 (0-10) 2
Capital market instruments / Export credits / Medium-term loans / Short-term loans and overdrafts

Interest rate base *in percentage*
(40-60) 62
Fixed rate / Floating rate

Financing horizon *in months*

Maturity *in percentage*
(20-50) 24
Within 2 years / 2 to 5 years / Beyond 5 years

Currency *in percentage*
(70-100) 95 (0-30) 5
HK$ / US$



As at 31 December 2002
2002 2001
By instrument
Interest rate swaps and options
Cross currency and interest rate swaps
Foreign exchange forwards
By maturity
Beyond 5 years
2 to 5 years
Within 2 years
Percentage

Preferred financing model and debt profile
MTR continued to adhere to the guidelines of its successful Preferred Financing Model, which imposes prudent diversification on its debt portfolio.

Use of interest rate and currency risk hedging products
MTR makes active use of derivatives instruments to hedge interest rate and currency exposures, but not for speculative purposes.

Cost of borrowing declines

Despite a brief upsurge in interest rates early in the year, interest rates on the whole were on a downward trend in 2002 as the world's major economies continued to face insufficient demand and modest growth, forcing their central banks to continue to ease monetary conditions against a background of low inflation.

Lower interest rates and the ability of the Group to secure cost effective funding via the retail bonds and other credit facilities enabled the Group to reduce its interest cost significantly while maintaining a conservative mix of fixed and floating rate debt to control interest rate risk. The average borrowing cost for the year was reduced to 5.4% from 6.6% in 2001, leading to a HK$157 million reduction in gross interest expense. Interest expense charged to the profit and loss account, however, increased from HK$874 million in 2001 to HK$1,125 million in 2002 as, following the opening of the Tseung Kwan O Line, the related borrowing costs were no longer capitalised to this project and instead were expensed.

No new equity financing raised

In March 2002, Hong Kong's Financial Secretary in his budget speech indicated that the Government would proceed with the sale of the second tranche of MTR shares in its fiscal year ending March 2003, subject to maintaining a not less than 50% shareholding in the Company for at least 20 years from the date of the initial public offering. Owing to the subsequent announcement by the Government of the feasibility study on the possible merger of MTR and the Kowloon-Canton Railway Corporation, however, a firm timetable for the sale has yet to be established.

During the year, in view of our strong balance sheet, modest financing requirement, the very favourable interest rate environment and the Company's strong debt financing capacity, we did not raise any capital through new equity financing.

Sound risk management

During the year we continued to manage our financing activities and debt portfolio on a prudent basis in accordance with the Preferred Financing Model. The Preferred Financing Model was established in the 1980's and has since been the cornerstone of the MTR's disciplined approach to fund raising and risk management, helping it to weather significant market volatility over the years. The Model seeks to diversify risks by specifying the preferred mix of fixed and floating rate debt, the permitted level of currency exposure, a well-balanced spread of maturities, the use of different types of financing instruments and an adequate length of financing horizon. By adhering to the Model, the Company continued to maintain a well-diversified debt profile with adequate forward coverage throughout 2002.

In managing debt related interest rate and currency risks and to achieve a debt profile guided by the Preferred Financing Model, we continue to make active use of off-balance sheet financial derivative instruments such as interest rate and cross currency swaps. By policy, these instruments are used solely for hedging purposes and not for speculation. To monitor and control


6.6
6.6
4.9
Plan
2.8
2.5
1.9
1.3
0.8
Tseung Kwan O Line including further capital works
Airport Railway including further capital works
Penny's Bay Rail Link and Tung Chung Cable Car project
Urban Lines including Quarry Bay Congestion Relief Works
2000
2001
2002
2003
2004
2005
2006
2007
HK$ billion

Investment in new railway lines and the existing networks
Following the opening of the Tseung Kwan O Line, MTR's capital expenditure in the coming years will be modest, leaving ample financial capacity for new investment opportunities.


60
50
40
30
20
10
52.2
20.1
1998
1999
2000
2001
2002
Percentage
Operating margin (before depreciation)
Operating margin (after depreciation)

Operating margins
Operating margin after depreciation fell due to the increase in depreciation charge after capitalisation of the Tseung Kwan O Extension project costs following its opening.

counterparty risk exposure, we generally deal only with counterparties with credit ratings of single A or better. In addition, we have developed and are using a framework based on the widely accepted "value-at-risk" methodology and "expected loss" concept to further quantify and control counterparty risk.

Credit ratings reaffirmed

Despite the challenging economic environment, which has negatively impacted the credit ratings of issuers with even the highest quality including sovereigns and multinationals, MTR's credit ratings remained strong during the year, staying at par with the sovereign ratings of the Hong Kong SAR Government. We were the first Hong Kong corporate borrower to obtain international credit ratings and have since enjoyed the same ratings as the Hong Kong Government from Moody's, Standard & Poor's and R&I.

In May 2002, Moody's reaffirmed our short-term foreign currency and long-term domestic/foreign currency ratings at respectively P-1 and Aa3/A3. In August 2002, Standard & Poor's also reaffirmed our long-term domestic/foreign currency ratings at AA-/A+, and our short-term domestic/foreign currency ratings at A-1+/A-1. The Company's credit ratings from R&I at AA/AA- for long-term

Credit ratings

	Short-term ratings*	Long-term ratings*
Standard & Poor's	A-1+/A-1	AA-/A+
Moody's	–/P-1	Aa3/A3
Rating and Investment Information Inc. (R&I)	a-1+/–	AA/AA-

* Ratings for Hong Kong dollar denominated debt and foreign currency denominated debt respectively.

domestic/foreign currency debts and a-1+ for short-term local currency debt were also reaffirmed in the same month. In October 2002, Standard & Poor's revised its outlook on the long-term local currency rating of AA- on the Hong Kong SAR Government to negative from stable. Accordingly, the rating agency also changed its outlook on the Company's long-term local currency rating to negative from stable, but re-affirmed its long-term AA- local and A+ foreign currency ratings and its stable outlook on the foreign currency ratings.

Rigorous financial planning

Prudent financial planning has always been a hallmark of the Company's financial management and this is particularly important given the current challenging economic and operating environments. We have a well established and sophisticated long-term financial planning model based on a clear methodology for evaluating new projects and investments. Each year, the key assumptions are carefully reviewed as part of our budgeting exercise and sensitivity analyses are conducted on the key variables. All investment proposals are subject to this rigorous evaluation process that takes into account weighted average cost of capital and a required rate of return. To manage our cost of capital effectively, detailed assessments of the funding requirement and capital structure are conducted on a regular basis.

Funding capacity for new projects

In July 2002, we were awarded both the Penny's Bay Rail Link and the Tung Chung Cable Car projects, with estimated project costs of respectively HK$2 billion and HK$750 million. To enable the Company to earn an acceptable rate of return on the Penny's Bay Rail Link project, the Government agreed to waive cash dividends



4.7
0.6
1.4
2.7
5.5
0.6
2.0
2.9
7.3
0.7
3.4
3.2
7.3
0.7
3.3
3.3
7.8
0.8
3.8
3.2
1998
1999
2000
2001
2002
Property ownership and management
Property development
Railway operations and related businesses
In HK$ billion

Operating profit contributions

Operating profit remained stable in 2002 despite economic downturn, with significant improvement in property development profit.



8
7
6
5
4
3
2
1
7.8
7.7
4.2
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
Turnover
Operating profit before depreciation (after property development profit)
Net profit
HK$ billion

Net results

Supported by strong property development gains, operating profit before depreciation continued to perform well while turnover and net profit held steady.

totalling HK$798 million at net present value starting from the financial year 2002 onwards. Taking into account these two projects and our continuous efforts in streamlining future capital works, our capital expenditure programme for the three years between 2003 and 2005 will be modest, at an estimated HK$7.2 billion. This should leave MTR with sufficient financing capacity to capture new project and investment opportunities in the future.

In January 2003, the Government announced its decision to allow MTR to proceed with the planning of West Island Line Phase 1 and the South Island Line, and to delay the North Island Link pending a further review of the growth in population. As these projects are still being discussed with the Government, they have not been included in the Company's latest financial plan and will be dealt with at the appropriate time.

Review of financial results

Profit and loss

Total patronage for the MTR Lines, comprising the Urban Lines, the Tung Chung Line and the new Tseung Kwan O Line which commenced service on 18 August 2002, increased by 2.5% from 758 million in 2001 to 777 million in 2002. The average weekday patronage for the year increased to 2.26 million, compared to 2.23 million in 2001. After the opening of the Tseung Kwan O Line, average weekday passenger has increased significantly to 2.37 million. Our overall market share of Hong Kong public transport stayed at 23.5%, the same as 2001, and our cross-harbour market share increased from 57.4% in 2001 to 58.2%.

Total fare revenue for the MTR Lines amounted to HK$5,167 million, which was slightly higher than the figure of HK$5,164 million in 2001. The average fare decreased from HK$6.81 in 2001 to HK$6.65, mainly as a result of the promotional campaign on the MTR Lines. In light of the deflationary economic environment in Hong Kong and in the overall interest of the Company, the Board of Directors decided not to implement the 2.3% fare increase originally scheduled for 1 April 2002.

The average daily patronage on the Airport Express Line declined by 9.0% to 23,200 from 25,500 in 2001, following the removal of the remaining 10% fare discount from July 2001 and severe competition from buses and other modes of airport transportation. Our estimated market share of passengers travelling to and from the airport fell from 27% in 2001 to 25%. Total revenue from the Airport Express Line dropped by 2.0% to HK$553 million, with the average fare increasing from HK$62.5 to HK$65.4 in 2002 as a result of removal of the fare discount.

Non-fare revenues increased by 5.5% from HK$1,864 million in 2001 to HK$1,966 million, comprising HK$987 million from property rental and management and HK$979 million from station commercial and other revenue. Property rental and management income increased by 10.8% compared with 2001 due to higher rental achieved following completion of renovations of Paradise Mall and Telford Boulevard. There was a reduction of 6.8% in advertising income as a result of the sluggish economy. This was more than offset by revenue increases in other commercial activities, however.

Operating expenses before depreciation increased by 3.8% from HK$3,539 million in 2001 to HK$3,672 million. A reduction in staff




2002
2001
12.9
12.7
74.4
Fare revenue
Station commercial and other revenue
Rental and management income
Percentage

Turnover

Growth in property rental and management income brought about proportionate change in revenue distribution during 2002, and non-fare revenue accounted for over 25% of turnover.


2002
2001
13.1
0.4
5.9
9.6
43.0
15.1
13.7
Staff costs
Energy and utilities
Repairs, maintenance and consumables
Station commercial and property related expenses
Project study and deferred expenditure written off
Other railway expenses
Percentage

Operating expenses

Operating expenses before depreciation increased by 3.8% and would have declined by 2% on a net basis without project study and deferred expenditures write-offs.

costs of HK$68 million was achieved in 2002, from HK$1,647 million in 2001 to HK$1,579 million. Apart from further cost savings from continuous improvement in productivity and efficiency, the decrease in staff costs was also caused by the pension cost adjustment following adoption of a new accounting standard. These savings were, however, more than offset by the write-off of project study and deferred expenditures of HK$218 million, mainly in respect of the unsuccessful Shatin-Central Link bid; and the North Island Link (NIL) together with its allied improvement works following the Government's decision to defer completion of the NIL to beyond 2016. Had these write-offs been excluded, the operating expenses before depreciation would have decreased by 2.0% compared with 2001, despite opening of the Tseung Kwan O Line in August. Other operating costs were generally in line with the previous year.

The operating profit from railway and related operations before depreciation amounted to HK$4,014 million, a decrease of 1.0% from HK$4,053 million in 2001. This represents a margin of 52.2% compared with 53.4% (as restated) in 2001. Had the write-offs on project study and deferred expenditures been excluded, the margin would have been 55.1%.

Profit on property developments amounted to HK$3,755 million, as compared with HK$3,248 million for the previous year, mainly from the profit recognition of deferred income and sharing of profits and assets in kind in respect of certain Airport Railway developments in line with their construction progress and the pre-sale of properties.

Operating profit before depreciation increased by 6.4% to HK$7,769 million. However, depreciation and amortisation charges increased by 13.4% to HK$2,470 million following capitalisation of the Tseung Kwan O Extension project costs during the year. As a result, operating profit after depreciation increased by 3.4% from HK$5,123 million in 2001 to HK$5,299 million.

Net interest expense increased from HK$874 million in 2001 to HK$1,125 million, as a result of the Tseung Kwan O Line interest expenses being charged to the profit and loss account after its opening in August 2002. However, the interest cover increased to 4.5 times from 3.8 times in 2001.

Net profit for the year decreased by 1.5% from HK$4,278 million in 2001 to HK$4,212 million. Both basic and diluted earnings per share were HK$0.83.

The Board has recommended a final dividend of 28 cents per share, amounting in total to HK$1,444 million, with a scrip dividend option offered to all shareholders with Hong Kong address. The Government has agreed to receive its entitlement to dividends in the form of shares to the extent necessary to ensure that a maximum of 50% of MTR's total dividend will be paid in cash. Pursuant to the financing arrangement stipulated in the Penny's Bay Rail Link Project Agreement, the Government will waive its entitlement to receive the cash portion of the final dividend for the year.

Balance sheet

The Group's balance sheet remained strong, with the bulk of its assets invested in the railway system. Total fixed assets increased from HK$79,243 million in 2001 to HK$94,270 million as at 31 December 2002. This was a result of the capitalisation of the Tseung Kwan O Line assets upon its commissioning during the year.


60
50
40
30
20
10
56.8
33.5
Shareholders' funds
Loans outstanding
1993 1994 1995 1996 1997 1998 1999 2000 2001 2002
HK$ billion



Debt/equity profile

Retained profits and the scrip dividend saw shareholders' funds rise, supporting a marginally higher gross debt-to-equity ratio despite a HK$2.1 billion increase in debt.


94.3
15.7
30.8
10.3
37.5
75.4
77.1
78.5
79.2
Tseung Kwan O Line
Airport Railway
Investment properties
Urban Lines including capital works
1998 1999 2000 2001 2002
HK$ billion

Fixed assets growth

Total fixed assets grew, as the Tseung Kwan O Line assets became capitalised.

Following completion and transfer of the Tseung Kwan O Extension project construction cost to fixed assets, railway construction in progress was reduced by 99.2% from HK$12,873 million in 2001 to HK$109 million as at 31 December 2002, represented by further capital works for the Tseung Kwan O Extension and capital expenditures on the Penny's Bay Rail Link project.

Property development in progress represents the costs incurred in preparation of sites for property developments less reimbursements already received from developers. Property development in progress at the year-end amounted to HK$2,870 million, a reduction of 14.6% from the previous year's HK$3,361 million. This is mainly due to the offset of property development costs against the amount of HK$785 million received from developers in respect of the Tseung Kwan O property projects during the year.

Cash and cash equivalents stood at HK$1,718 million as at 31 December 2002 compared to HK$215 million as at the same time the previous year, mainly due to the significant amount of proceeds received from property sales and upfront payments received from developers during the last quarter.

Total loans outstanding at the end of the year amounted to HK$33,508 million, an increase of HK$2,123 million from 2001. Loan drawdowns from existing and new facilities during the year were mainly used to finance the construction of the Tseung Kwan O Extension project and capital works for the MTR system.

Deferred income decreased from HK$8,411 million in 2001 to HK$6,226 million, as amounts were recognised as profit in accordance with the progress of construction and pre-sales of property development projects mainly at Kowloon and Tung Chung stations. The deferred income as at 31 December 2002 comprised mainly balances in respect of packages at the same development sites.

Our share capital of HK$33,910 million was slightly higher than in 2001, as a result of shares issued from the scrip dividend and share options exercised.

As at 31 December 2002, total shareholders' funds stood at HK$56,827 million, an increase of HK$2,934 million from HK$53,893 million as at 31 December 2001. The net increase was mainly attributable to the retained profit of HK$2,080 million after dividend payments and the shares issued from scrip dividend of HK$1,066 million, less reduction in revaluation reserve of HK$204 million. As a result, our gross debt-to-equity ratio increased marginally from 58.2% a year ago to 59.0% at year-end 2002, in line with our longer-term financial plan. However, the net debt-to-equity ratio decreased from 57.8% to 55.9%.

Cash flow

The net cash inflow from operating activities increased slightly to HK$4,228 million from HK$4,155 million in 2001 mainly due to higher property rental revenues. The main cash outflow related to the Tseung Kwan O Extension and other capital work projects, which together with interest and dividends paid amounted to HK$7,347 million. The net loan drawdown for the year was reduced from the previous year's HK$4,310 million to HK$2,332 million. After including receipts of HK$2,646 million from property developers and net outflows of HK$341 million from other activities, there were net cash inflow of HK$1,518 million for the year compared to HK$36 million for 2001.

Ten-year statistics

	2002*	2001*	2000*	1999	1998	1997	1996	1995	1994	1993
Financial										
Profit and loss account *in HK$ million*										
Turnover	**7,686**	7,592	7,577	7,252	6,981	6,574	6,253	5,737	5,188	4,573
Operating profit before depreciation	**7,769**	7,301	7,290	5,523	4,720	3,805	3,342	3,143	2,901	2,557
Depreciation	**2,470**	2,178	2,091	2,039	1,426	927	850	658	594	571
Interest and finance charges	**1,125**	874	1,143	1,104	475	95	957	1,289	1,269	1,251
Profit	**4,212**	4,278	4,069	2,116	2,819	2,783	1,535	1,196	1,038	735
Dividend proposed and declared	**2,161**	2,118	500	–	–	1,252	647	–	–	–
Earnings per share *in HK$*	**0.83**	0.85	0.81	0.42	–	–	–	–	–	–
Balance sheet *in HK$ million*										
Total assets	**101,120**	98,126	92,565	87,250	82,104	75,428	64,644	45,356	35,487	31,686
Loans, obligations under finance leases and bank overdrafts	**33,508**	31,385	27,203	23,177	16,897	10,875	12,696	14,736	18,121	18,591
Deferred income	**6,226**	8,411	10,403	13,776	15,970	16,705	9,094	1,056	–	–
Shareholders' funds	**56,827**	53,893	50,355	45,115	42,601	41,815	35,473	25,261	12,363	11,258
Financial ratios *in percentage*										
Operating margin	**52.2**	53.4	51.7	48.2	47.3	53.7	53.4	54.8	55.8	55.9
Non-fare revenue as a percentage of turnover	**25.6**	24.6	24.6	22.2	22.1	21.0	18.8	17.8	16.8	16.4
Gross debt-to-equity ratio	**59.0**	58.2	54.0	51.4	39.7	26.0	35.8	58.3	146.6	165.1
Gross debt-to-equity ratio (excluding revaluation reserves)	**66.5**	66.4	62.2	58.5	45.0	31.3	43.8	73.4	251.9	302.0
Interest cover *in times*	**4.5**	3.8	3.8	3.7	5.1	15.7	4.0	2.9	2.1	2.0
Employees										
Corporate management and service departments	**886**	930	966	1,031	1,317	1,104	1,069	1,075	1,042	996
Operations	**4,836**	4,756	4,943	5,132	5,890	4,575	4,499	4,490	4,345	4,237
Engineering and project	**551**	978	904	918	1,111	2,380	1,871	1,444	729	515
Property development and management	**618**	567	519	456	468	427	405	388	366	359
Total	**6,891**	7,231	7,332	7,537	8,786	8,486	7,844	7,397	6,482	6,107

	2002*	2001*	2000*	1999	1998	1997	1996	1995	1994	1993
Railway operations										
Revenue car km operated *in thousands*										
MTR Lines	**103,318**	96,751	92,199	94,704	94,260	84,258	83,769	82,472	80,012	77,437
Airport Express Line	**19,467**	19,458	19,557	19,394	9,011	–	–	–	–	–
Total number of passengers *in thousands*										
MTR Lines	**777;210**	758,421	767,416	779,309	793,602	811,897	816,572	812,519	804,062	778,509
Airport Express Line	**8,457**	9,022	10,349	10,396	3,928	–	–	–	–	–
Average number of passengers *in thousands*										
MTR Lines – weekday average	**2,261**	2,231	2,240	2,284	2,326	2,382	2,379	2,377	2,335	2,258
Airport Express Line – daily average	**23**	25	28	29	22	–	–	–	–	–
Average passenger km travelled										
MTR Lines	**7.6**	7.4	7.3	7.4	7.4	7.4	7.5	7.5	7.5	7.5
Airport Express Line	**29.9**	29.8	29.7	29.9	31.2	–	–	–	–	–
Average car occupancy										
MTR Lines	**57**	58	61	61	62	71	73	74	76	75
Airport Express Line	**13**	14	16	16	14	–	–	–	–	–
Proportion of franchised public transport boardings *in percentage*										
All movements	**23.5**	23.5	24.1	25.2	25.7	25.9	26.7	27.4	27.8	27.8
Cross-harbour movement	**58.2**	57.4	57.9	60.3	61.9	64.2	66.5	67.6	67.1	65.6
Proportion of transport boardings *in percentage*										
To/from the Airport	**25**	27	28	32	25	–	–	–	–	–
HK$ per car km operated (all services)										
Fare revenue	**46.6**	49.3	51.1	49.4	52.7	61.6	60.6	57.2	53.9	49.4
Railway operating costs	**22.8**	24.6	26.8	27.3	29.2	29.5	29.1	26.0	23.9	24.4
Railway operating profit	**23.8**	24.7	24.3	22.1	23.5	32.1	31.5	31.2	30.0	25.0
HK$ per passenger carried (all services)										
Fare revenue	**7.28**	7.46	7.35	7.14	6.82	6.39	6.22	5.80	5.37	4.91
Railway operating costs	**3.57**	3.72	3.85	3.94	3.78	3.06	2.99	2.64	2.38	2.43
Railway operating profit	**3.71**	3.74	3.50	3.20	3.04	3.33	3.23	3.16	2.99	2.48
Safety performance										
Number of incidents	**690**	686	748	859	842	814	869	716	794	766
Incidents per million passengers carried	**0.88**	0.89	0.96	1.09	1.05	1.00	1.06	0.88	0.99	0.98
Number of staff and contractors' staff accidents	**24**	39	36	49	65	54	40	42	61	52

* Consolidated results

Board and Executive Directorate



Top left to right: Jack So Chak-kwong, Cheung Yau-kai, Raymond Ch'ien Kuo-fung, David Gordon Eldon, T Brian Stevenson
Bottom left to right: Edward Ho Sing-tin, Lo Chung-hing, Robert Charles Law Footman, Sarah Liao Sau-tung, Frederick Ma Si-hang

Members of the Board

Jack So Chak-kwong 57, was appointed Chairman and Chief Executive in 1995. Mr. So began his career with the Hong Kong Government. He joined the private sector in 1978, serving in various posts in securities, finance and properties. Mr. So also served as Executive Director of the Hong Kong Trade Development Council from 1985 to 1992. He is also a Director of Cathay Pacific Airways Limited, CNOOC Limited and The Hongkong and Shanghai Banking Corporation Limited.

Professor Cheung Yau-kai 68, was appointed to the Board on 1 March 1999. Professor Cheung is Honorary Professor of Engineering and Special Adviser to Vice-Chancellor of The University of Hong Kong.

Dr. Raymond Ch'ien Kuo-fung 51, was appointed to the Board in July 1998. Dr. Ch'ien is Executive Chairman of chinadotcom corporation and Chairman of the Hong Kong/Japan Business Cooperation Committee. He is also a non-executive Director of HSBC Holdings plc.

David Gordon Eldon 57, joined the Board on 1 May 1999. He is the Chairman of The Hongkong and Shanghai Banking Corporation Limited and a Director of HSBC Holdings plc.

Edward Ho Sing-tin 64, has been a Board Member since 1991. He is an architect and is Deputy Chairman and Managing Director of Wong Tung & Partners Limited.

Lo Chung-hing 51, joined the Board in 1995. Mr. Lo is currently General Manager of Bank of China (Hong Kong) Ltd, after the restructuring of the Bank of China Group in October 2001.

T Brian Stevenson 58, was appointed to the Board on 1 October 2002. Previously Chairman of Ernst & Young (Hong Kong & China), he is a non-executive Director of The Hongkong and Shanghai Banking Corporation Limited, the Securities and Futures Commission and the Ocean Park Corporation.

Commissioner for Transport (Robert Charles Law Footman 50, joined the Board in June 2000. He is the Commissioner for Transport of the Government of the Hong Kong SAR. Mr. Footman had previously served as Postmaster General, Head of the Efficiency Unit and Deputy Director-General of Trade of the Hong Kong Government.)

Secretary for the Environment, Transport and Works (Dr. Sarah Liao Sau-tung 51, joined the Board in August 2002 after her appointment as the Secretary for the Environment, Transport and Works of the Government of the Hong Kong SAR on 1 July 2002.)

Frederick Ma Si-hang 51, became a Board Member on 1 July 2002 upon his appointment as Secretary for Financial Services and the Treasury of the Government of the Hong Kong SAR.



Top left to right: Russell John Black, Thomas Ho Hang-kwong, Leonard Bryan Turk, Lincoln Leong Kwok-kuen
Bottom left to right: Philip Gaffney, Jack So Chak-kwong, William Chan Fu-keung

Members of the Executive Directorate

Jack So Chak-kwong Brief biographical details are set out on page 56.

Russell John Black 56, is a civil engineer. He initially worked for the Company from 1976 to 1984 and, prior to rejoining the Company in 1992 as Project Director, he was Project Director on the London Underground Jubilee Line Extension.

William Chan Fu-keung 54, joined the Company as Human Resources Manager in 1989. He joined the Executive Directorate in 1996 as Divisional Manager, Human Resources & Administration and became Human Resources Director in August 1998.

Philip Gaffney 55, was appointed Operations Director in July 1998. He joined the Company in 1977 and was previously Deputy Director, Operations Engineering. Mr. Gaffney is a railway signalling engineer.

Thomas Ho Hang-kwong 52, has served as Property Director since joining the Company in 1991. Between 1971 and 1990, he worked for the Hong Kong Government specialising in land administration. Mr. Ho is a chartered surveyor.

Lincoln Leong Kwok-kuen 42, is a Chartered Accountant and graduated from Cambridge University. Prior to joining the Company as Finance Director in February 2002, he worked in both the accountancy and investment banking industries.

Leonard Bryan Turk 53, is a solicitor admitted to practice both in England and Wales and in Hong Kong. He joined the Company in 1981 and has been Legal Director and Secretary to the Board since 1988.

Key corporate management

Operations

- Philip Gaffney
 Operations Director
- Eric Hui Yip-hung
 Head of Operations
- Andrew McCusker
 General Manager (Operations)
- Jacob Kam Chak-pui
 Infrastructure Manager
- George Lee Kai-wing
 Traffic Operations Manager
- Tony Yeung Sau-on
 Operations Manager (TKL)
- Adi Lau Tin-shing
 Operations Manager (LAR)
- Franco Fabbian
 Operations Engineering Services Manager
- Morris Cheung Siu-wa
 Rolling Stock Manager
- Leung Kwok-yiu
 Safety & Quality Manager
- Jonathan Dring
 Consultancy Services Manager
- Ho Chun-wing
 Planning & Development Manager
- Eddie So Chung-tat
 Transport Planning Manager
- Richard Wong Shiu-ki
 General Manager (China Business Development)

Project

- Russell Black
 Project Director
- Henry Lam Hing-cheung
 Project Manager (TKE/QBR)
- Geoff Daniel
 Chief Electrical & Mechanical Engineer
- Paul Lo Po-hing
 Chief Project Manager (Shanghai)
- Jeffrey Hooley
 Project Manager (Rolling Stock & Signalling)
- Malcolm Gibson
 Chief Design Manager
- Roger Bayliss
 Project Manager
- David Sorton
 Project Manager (Civil)
- Roderic Hockin
 Project Manager (LAR)
- Henry Young
 Deputy Chief Project Manager (Shanghai)
- Ringo Lo Tze-shut
 Corporate Efficiency Manager
- Glenn Frommer
 Sustainability Development Manager
- Barry Hill
 Project Development Manager (NIL)
- Ian J Browning
 Contracts Manager (Europe)

Property

- Thomas Ho Hang-kwong
 Property Director
- Victor Chan Hin-fu
 Property Development Manager
- Terence Chan Pak-hang
 Property Project Manager
- Mingo Kwan Sze-ming
 Chief Estate Manager
- Steve Yiu Chin
 Town Planning Manager

Finance

- Lincoln Leong Kwok-kuen
 Finance Director
- Jimmy Lau Chiu-chung
 Head of Financial Control & Treasury
- Daniel Lai Sik-cheung
 Head of Information Technology
- Sunny Lui Siu-sun
 Assistant Financial Controller
- Edwin Kwan Pit-ming
 Assistant Financial Controller
- Jeff Kwan Wai-hung
 Deputy Treasurer
- Denise Ng Kee Wing-man
 Corporate Finance Manager
- Leung Chi-choi
 Stores Manager

Legal & Procurement

- Leonard Turk
 Legal Director & Secretary
- David Avery
 Head of Procurement & Contracts
- Teresa Cheung Chi-ying
 Legal Manager General
- Lila Fong Man-lee
 Legal Manager (Secretarial)
- Martin Dunn
 Procurement & Contracts Manager (Operations)
- Paul Thomson
 Senior Legal Advisor

Human Resources & Administration

- William Chan Fu-keung
 Human Resources Director
- Vincent Luk Kin-ping
 Human Resources Manager
- Francis Mok Gar-lon
 Management Training & Development Manager
- Steven Cho Yan-ming
 Training Manager (Operations)
- Lok Ka-sui
 Administration & Security Manager

Marketing

- Jeny Yeung Mei-chun
 Marketing and Business Development Manager

Corporate Relations

- Miranda Leung Chan Che-ming
 Corporate Relations Manager

Internal Audit

- Eric Tang Koon-hung
 Head of Internal Audit & Business Processes

Octopus Cards Limited

- Eric Tai Yung-muk
 Chief Executive Officer

TraxComm Limited

- Paul Ho Nai-man
 Chief Executive Officer

(as at 31 December 2002)

Report of the Members of the Board

The members of the Board have pleasure in submitting their Report and the audited statement of Accounts for the financial year ended 31 December 2002.

Principal Activities of the Group

The principal activities of the Company and its subsidiaries are:

A the operation of a mass transit railway system with lines from Central to Tsuen Wan (Tsuen Wan Line), from Yau Ma Tei to Tiu Keng Leng (Kwun Tong Line), from Po Lam to North Point (Tseung Kwan O Line), from Chai Wan to Sheung Wan (Island Line), from Hong Kong to Tung Chung (Tung Chung Line) and from Hong Kong to the Hong Kong International Airport at Chek Lap Kok (Airport Express Line);

B property development at locations relating to the railway system including the Tseung Kwan O Extension;

C related commercial activities, including the letting of advertising and retail space, bandwidth services on the railway system, property management and leasing management of investment properties, property agency and Octopus Card Building Access System services;

D the construction of the Tseung Kwan O Extension;

E the design and construction of the Penny's Bay Rail Link;

F the design, construction and operation of the Tung Chung Cable Car Project and related tourist development;

G the planning and construction of future extensions to the railway system and other related infrastructure projects;

H consultancy services covering all areas of expertise required in the project management, planning, construction, operation, maintenance and up-grading of railways plus fare collection, property integration/development advice including other property related services and advice on generation of non-fare revenues; and

I the operation of a smart card system by Octopus Cards Limited, a subsidiary of the Company, for the collection of payments for both transport and non-transport applications.

Dividend

The Directors have recommended a final dividend of HK$0.28 per Ordinary Share to be payable to shareholders whose names appear on the Register of Members of the Company on 2 April 2003. Subject to the passing of the necessary resolution at the forthcoming Annual General Meeting, such dividend will be payable on or about 12 June 2003, in cash in Hong Kong dollars, with a scrip dividend alternative.

Members of the Board

Members of the Board who served during the year were Jack So Chak-kwong (Chairman and Chief Executive), Cheung Yau-kai, Raymond Ch'ien Kuo-fung, David Gordon Eldon, David Wylie Gairns (resigned on 31 August 2002), T Brian Stevenson (appointed on 1 October 2002), Edward Ho Sing-tin, Lo Chung-hing, the Commissioner for Transport (Robert Charles Law Footman), the Secretary for Transport (Nicholas Ng Wing-fui until retirement on 2 April 2002) and Denise Yue Chung-yee. Following the reorganisation within the Government and with effect from 1 July 2002, the Secretary for Transport (acting by Paul Tang Kwok-wai) and Denise Yue Chung-yee were replaced by the Secretary for the Environment, Transport and Works (Dr. Sarah Liao Sau-tung) and Frederick Ma Si-hang respectively.

The Chairman informed the Board on 12 February 2003 that he would not seek to renew his contract as Chairman and Chief Executive of the Company when his current contract expires in September 2003.

Raymond Ch'ien Kuo-fung and Lo Chung-hing retired by rotation at the Annual General Meeting on 16 May 2002 and were re-elected as members of the Board.

Cheung Yau-kai, Edward Ho Sing-tin, T Brian Stevenson and Frederick Ma Si-hang will retire by rotation at the forthcoming Annual General Meeting (in accordance with the Company's Articles of Association) and offer themselves for re-election.

Brief biographical details for Board Members are set out on page 56.

Alternate Directors

The Alternate Directors in office during the year were (i) Martin Mckenzie Glass (for Denise Yue Chung-yee), (ii) the Deputy Secretary for Transport (for the Secretary for Transport), (iii) Martin Mckenzie Glass and Alan Lai-nin (both for Frederick Ma Si-hang with effect from 24 July 2002), (iv) both the Permanent Secretary for the Environment, Transport & Works (Rita Lau Ng Wai-lan) with effect from 8 August 2002 and the Deputy Secretary for the Environment, Transport & Works (Paul Tang Kwok-wai, Arthur Ho Kin-wah and Margaret Fong Shun-man) on 1 July 2002 (for the Secretary for the Environment, Transport & Works), and (v) Dorothy Chan [replaced by the Deputy Commissioner for Transport/Transport Services and Management (Judy Li Wu Wai-lok) on 30 September 2002] (for the Commissioner for Transport).

Martin Mckenzie Glass and the Deputy Secretary for Transport ceased to be Alternate Directors to Denise Yue Chung-yee and the Secretary for Transport respectively following their cessation as Members of the Board.

Executive Directorate

The members of the Executive Directorate who served during the year were Jack So Chak-kwong (Chairman and Chief Executive), a member of the Board of Directors, and Russell John Black, William Chan Fu-keung, Philip Gaffney, Thomas Ho Hang-kwong, Lincoln Leong Kwok-kuen and Leonard Bryan Turk.

Lincoln Leong Kwok-kuen was appointed as the new Finance Director on 1 February 2002 following the resignation of Clement Kwok King-man who resigned as Finance Director on 31 January 2002.

Brief biographical details for members of the Executive Directorate during the year are set out on page 57.

Corporate Governance

The Company has complied throughout the year ended 31 December 2002 with the Code of Best Practice as set out in Appendix 14 of the Listing Rules, except that non-executive Directors of the Company are not appointed for a specific term but are subject (save for those appointed pursuant to Section 8 of the MTR Ordinance) to retirement by rotation and re-election at the Company's annual general meetings in accordance with Articles 87 and 88 of the Company's Articles of Association. Details for corporate governance are set out on pages 42 to 43.

Internal Audit

The Company's Internal Audit Department provides independent, objective assurance and consulting services designed to add value and improve the Company's operations. Key responsibilities of the Department include:

- Assessments on the adequacy and effectiveness of the Company's system of internal control for controlling its activities and managing its risks.
- Identification of opportunities for improving management control, resources utilisation and profitability.
- Special reviews and/or investigations as commissioned by Company management.

The Company's Internal Auditor reports directly to the Chairman and has direct access to the Audit Committee.

Ethical Culture

Please refer to page 43.

Policies

The Board has adopted risk strategies on the following matters:

A Construction and insurance;
B Finance;
C Treasury risk management;
D Safety risk management;
E Security management;
F Environmental management.

No changes to such policies may be made without the approval of the Board of Directors.

Bank Overdrafts, Bank Loans and Other Borrowings

The total borrowing of the Group as at 31 December 2002 amounted to HK$33,508 million (*2001: HK$31,385 million*). Particulars of borrowings including bank overdrafts and bank loans are set out in Note 26 to the Accounts.

Accounts

The state of affairs of the Company and the Group as at 31 December 2002 and of the Group's results and cash flows for the year are set out in the Accounts on pages 71 to 120.

Ten-Year Statistics

A summary of the results and of the assets and liabilities of the Group together with some major operational statistics for the last ten years are set out on pages 54 to 55.

Fixed Assets and Railway Construction in Progress

Movements in fixed assets and railway construction in progress during the year are set out in Notes 14 and 15 to the Accounts respectively.

Movements in Reserves

Movements in reserves during the year are set out in Notes 32 and 33 to the Accounts.

Share Capital

As at 31 December 2001, the authorised share capital of the Company was HK$6.5 billion, divided into 6.5 billion Ordinary Shares, 5,055,229,742 of which were issued and credited as fully paid. During the year, the Company issued a total of 103,518,913 Ordinary Shares. Of this number:

A 4,362,000 Ordinary Shares were issued by the Company pursuant to the exercise of share options which had been granted under the Company's Share Option Scheme (as referred in note 41 to the Accounts). In respect of each Ordinary Share issued, the relevant exercising share option holder paid HK$8.44 to the Company;

B 63,322,970 Ordinary Shares were issued by the Company in order to satisfy shareholders' scrip dividend elections in respect of the final dividend of the Company for the year ended 31 December 2001 (for which the cash dividend was HK$0.28 per Ordinary Share); and

C 35,833,943 Ordinary Shares were issued by the Company in order to satisfy shareholders' scrip dividend elections in respect of the interim dividend of the Company for the six months ended 30 June 2002 (for which the cash dividend was HK$0.14 per Ordinary Share).

As at 31 December 2002, the authorised share capital of the Company was HK$6.5 billion, divided into 6.5 billion Ordinary Shares, 5,158,748,655 of which were issued and credited as fully paid.



Redemption of Listed Securities

Neither the Company nor any of its subsidiaries purchased, sold or redeemed any of its listed securities during the financial year 2002.

Properties

Particulars of the principal investment properties and properties held for sale of the Company are shown on page 35.

Donations

During the year, a total of HK$273,650 was donated, of which HK$245,650 went to the Community Chest of Hong Kong.

To demonstrate our commitment to supporting charitable causes and promoting "Green" initiatives, the Company provided 30,000 free tickets for the Community Chest Green Day in 2002.

Internal Control

The Board of Directors is responsible for ensuring that there is in place a satisfactory system of internal control. The main objectives are to ensure adherence to management policies, the safeguarding of assets, the prevention and detection of fraud and error, the accuracy and completeness of the accounting records, and the timely preparation of reliable financial information.

A function of the Audit Committee is to review the effectiveness of the system of internal control from information provided by the Executive Directorate and management of the Company and by the auditors.

Reporting and Monitoring

There is a comprehensive budgeting system for all operational and business activities, with an annual budget approved by the Board of Directors. Monthly results of the Company's operations, businesses and projects are reported against the budget to the Board of Directors and updated forecasts for the year are prepared regularly.

Treasury Management

The Company's Treasury Department operates within approved guidelines from the Board. It manages the Company's debt profile according to the Preferred Financing Model which defines the preferred mix of financing instruments, fixed and floating rate debts, maturities, interest rate risks, currency exposure and financing horizon. The model is reviewed and refined periodically to reflect changes in the Company's financing requirements and market environment. Derivative financial instruments such as interest rate swaps and cross currency swaps are used only as hedging tools to manage the Group's interest rate and currency risks. Prudent guidelines and procedures are in place to control the Company's derivatives activities, including a comprehensive credit risk management system for monitoring counterparty credit exposure using the Value-at-Risk approach. There is also appropriate segregation of duties within the Company's Treasury Department.

Major financing transactions and guidelines for derivatives transactions including credit risk management framework are approved at the Board level.

Capital and Revenue Expenditure

There are defined procedures for the appraisal, review and approval of major capital and revenue expenditures. All project expenditure over 0.2% of the net assets of the Company and the employment of consultancy services over 0.1% of the net assets of the Company require the approval of the Board.

Bonds and Notes Issued

The Group issued retail bonds during the year ended 31 December 2002, details of which are set out in Note 26D to the Accounts. Such bonds were issued in order to meet the Group's general corporate funding requirements, including the financing of new capital expenditure and the refinancing of maturing debts.

Computer Processing

There are defined procedures and regular quality reviews on the operation of computer systems to ensure the accuracy and completeness of financial records and efficiency of data processing. The Company's computer centre operation and support has been certified under ISO 9002.

Interests in Contracts of Members of the Board and the Executive Directorate

There was no contract of significance, to which the Company or any of its subsidiaries was a party and in which a member of the Board or a member of the Executive Directorate had a material interest (whether direct or indirect), subsisted at the end of the year or at any time during the year.

Board Members' and Executive Directorate's Interests in Shares

At 31 December 2002, the interests of the members of the Board of Directors and the Executive Directorate in the equity securities of the Company as recorded in the register required to be kept under section 29 of the SDI Ordinance or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies were as follows:

Ordinary Shares

Member of the Board of Directors or Executive Directorate	Number of Ordinary Shares		
	Personal interests	Family interests	Total interests
Jack So Chak-kwong	80,358	–	80,358
T Brian Stevenson	4,102	–	4,102
Russell John Black	47,187	–	47,187
William Chan Fu-keung	46,233	–	46,233
Philip Gaffney	46,358	588	46,946
Thomas Ho Hang-kwong	48,226	2,358	50,584
Leonard Bryan Turk	46,554	2,329	48,883

Bond

Member of the Executive Directorate	Personal interests
William Chan Fu-keung	HK$101,010 MTR 201 3.75 per cent. Notes due 2004 HK$50,740 MTR 301 4.50 per cent. Notes due 2005

Options to subscribe for Ordinary Shares granted under the Share Option Scheme, as referred to in Note 5B to the Accounts

Member of Board of Directors or Executive Directorate	Date granted	No. of options granted	Period during which rights exercisable (day/month/year)	Options outstanding as at 1 January 2002	Options vested during the year	Options lapsed during the year	Options exercised during the year	Price per share paid on exercise of options	Options outstanding as at 31 Dec 2002	Weighted average closing price of shares immediately before options were exercised
Jack So Chak-kwong	20/9/2000	1,599,000	5/4/01 – 11/9/10	1,599,000	533,000	–	–	–	1,599,000	–
Russell John Black	20/9/2000	1,066,000	5/4/01 – 11/9/10	1,045,000	355,500	–	23,000	$8.44	1,022,000	$9.20
William Chan Fu-keung	20/9/2000	1,066,000	5/4/01 – 11/9/10	1,045,000	355,500	–	23,000	$8.44	1,022,000	$9.15
Philip Gaffney	20/9/2000	1,066,000	5/4/01 – 11/9/10	1,045,000	355,500	–	23,000	$8.44	1,022,000	$9.15
Thomas Ho Hang-kwong	20/9/2000	1,066,000	5/4/01 – 11/9/10	1,044,000	355,500	–	23,000	$8.44	1,021,000	$9.05
Leonard Bryan Turk	20/9/2000	1,066,000	5/4/01 – 11/9/10	1,045,000	355,500	–	22,500	$8.44	1,022,500	$9.20
Other eligible employees	20/9/2000	40,343,000	5/4/01 – 11/9/10	36,324,500	12,341,000	2,104,500	4,165,000	$8.44	30,055,000	$10.36

Save as disclosed above:

A there were no interests held as at 31 December 2002 by any members of the Board of Directors or Executive Directorate of the Company in securities of the Company and its associated corporations (within the meaning of the SDI);

B during the year ended 31 December 2002, no member of the Board of Directors or Executive Directorate nor any of their spouses or children under 18 years of age held any rights to subscribe for equity or debt securities of the Company nor had there been any exercises of any such rights by any of them, as recorded in the register kept by the Company under section 29 of the SDI or otherwise notified to the Company and the HKSE pursuant to the Model Code for Securities Transactions by Directors of Listed Companies; and

C out of 1,066,000 options granted on 20 September 2000 to Clement Kwok King-man, Finance Director (resigned on 31 January 2002), 793,000 options remained outstanding as at 1 January 2002. During the year ended 31 December 2002, 82,500 options were exercised and 710,500 options lapsed. The weighted average closing price of shares immediately before those options were exercised was HK$10.20 per share.

Directors' service contracts

No director proposed for re-election at the forthcoming annual general meeting has an unexpired service contract which is not determinable by the company or any of its subsidiaries within one year without payment of compensation, other than statutory obligations.

Substantial Shareholders' Interests

Set out below is the name of the party which was interested in 10 per cent. or more of the nominal value of the share capital of the Company and the respective relevant numbers of shares in which it was interested as at 31 December 2002 as recorded in the register kept by the Company under Section 16(1) of the SDI:

Name	No. of Ordinary Shares
Financial Secretary Incorporated (in trust on behalf of the Government)	3,928,221,249

Loan Agreements with Covenant Relating to Specific Performance of the Controlling Shareholder

As at 31 December 2002, the Group had borrowings of HK$32,866 million with maturities ranging 2003 to 2018 and undrawn committed and uncommitted banking and other facilities of HK$13,866 million, which were subject to the Government, being the Company's controlling shareholder, to own more than half in nominal value of the voting share of the Company during the lives of the borrowings and the undrawn facilities. Otherwise, immediate repayment of borrowings may be demanded and cancellation of undrawn facilities may be resulted.

Major Suppliers and Customers

Less than 30% in value of supplies (which were not of a capital nature) purchased during the year ended 31 December 2002 was attributable to the Company's five largest suppliers. Less than 30% in value of the Company's turnover during the year ended 31 December 2002 was attributable to the Company's five largest customers combined by value.

Going Concern

The financial statements on pages 71 to 120 have been prepared on a going concern basis. The Board of Directors has reviewed the Company's budget for 2003, together with the longer-term forecast for the following five years and is satisfied that the Company has sufficient resources to continue as a going concern for the foreseeable future.

Connected Transactions

During the year under review the following transactions and arrangements described below have been entered into (or were ongoing) with persons who are "connected persons" for the purposes of the Listing Rules:

Entrustment Agreements

A The Company has entered into the following entrustment agreements with Government in relation to the Tseung Kwan O Extension/Lantau Airport Railway under which Government agreed to carry out works on behalf of the Company in return for monthly payments based on the work completed:

(1) Agreement dated 12 January 1999, for Government to carry out works relating to construction of diaphragm walls crossing underneath Road P1 in Tseung Kwan O Town Centre, with a total value of HK$19,034,200.

(2) Agreement dated 6 March 1995, for Government to carry out construction and part design of railway tunnels and railway formation works within West Kowloon Expressway Corridor, with a total value of HK$302,992,941.

(3) Agreement dated 6 March 1995, for Government to carry out design and construction of railway drainage and subballast and all bridges between Tsing Chau Tsai and Chek Lap Kok, with a total value of HK$684,176,963.

Government is a substantial shareholder in the Company.

B The Company has entered into the following entrustment agreements with Government in relation to the Tseung Kwan O Extension/Lantau Airport Railway under which the Company agreed to carry out works on behalf of Government in return for monthly payments based on the work completed:

(1) Agreement dated 26 May 1999, for the Company to carry out construction works relating to infrastructure adjacent to Areas 45, 55, 56 and 57 in Tseung Kwan O Town Centre, with a total value of HK$47,750,000.

(2) Agreement dated 19 November 1999, for the Company to carry out construction works at Road D4 in Tseung Kwan O Town Centre, with a total value of HK$19,397,685.

(3) Agreement dated 28 February 2000, for the Company to carry out design and construction of landscape bund and footbridge link to Area 24 to Po Lam, with a total value of HK$20,850,000.

(4) Agreement dated 28 February 2001, for the Company to carry out design and construction of noise mitigation measures adjacent to Housing Sites No. 6 and 10 in the northern part of West Kowloon reclamation, with a total value of HK$210,500,000.

(5) Agreement dated 4 June 2001, for the Company to carry out substructure work relating to the Kowloon Regional Education Resource Centre cum Public Transport Interchange at Kowloon Tong, with a total value of HK$78,900,000.

(6) Agreement dated 14 May 2002, for the Company to carry out design and construction of modification and extension works to the southern concourse of Tsim Sha Tsui Station, the link to the Middle Road subway and the fitting out to the Mody Road subway, with a total value of HK$270,000,000.

Government is a substantial shareholder in the Company.

C The Company has entered into the following entrustment agreements with the Housing Authority in relation to the Tseung Kwan O Extension, under which the Company agreed to carry out works on behalf of the Housing Authority in return for monthly payments based on the work completed:

(1) Agreement dated 10 April 1999, for the Company to carry out site formation works and part foundations of housing blocks at Eastern Harbour Crossing and shopping spine above Yau Tong Station, with a total value of HK$397,600,000.

(2) Agreement dated 11 December 1998, for the Company to carry out construction work relating to Yau Tong Phase 4 Public Transport Interchange, with a total value of HK$46,278,514.

The Housing Authority is a Governmental statutory body and Government is a substantial shareholder in the Company.

D The Company has entered into an entrustment agreement with the Airport Authority, dated 15 December 1995, for the Airport Authority to carry out construction work for the Company relating to the Airport Station at Chek Lap Kok, with a total value of HK$854,000,000.

The Company entered into an Airport Automated People Mover Maintenance Agreement with the Airport Authority on 18 March 2002, for the Company to carry out preventive and corrective maintenance of the Airport Automated People Mover, with a total value of HK$48,540,000.

The Airport Authority is a Governmental statutory body and Government is a substantial shareholder in the Company.

E The Company has entered into an entrustment agreement with Kowloon-Canton Railway Corporation ("KCRC"), dated 18 January 2000, for KCRC to carry out design and construction work for the Company, at the cost of KCRC, relating to the Airport Railway element of Nam Cheong Station.

KCRC is wholly-owned by Government, which is a substantial shareholder in the Company.

F The Company has entered into an agreement with Territory Development Department dated 1 February 2002, under which the Company was entrusted to do certain works in relation to or adjacent to the Hong Kong Station Development at a total consideration of HK$30,417,764.48. The scope of works include Footbridge FB4 including removal of Footbridge FB4A, the promenade works in between Pier 1 & Pier 3 including removal of existing barge loading facility and Road D1. The actual works are carried out by the Hong Kong Station Developer.

Territory Development Department is a department of Government. Government is a substantial shareholder in the Company.

Land Agreements

A The Company has entered into the following land grants with Government in relation to the Airport Railway, which provides for the Company to develop certain sites adjacent to the Airport Express and Tung Chung Lines. Upon payment of the relevant land premium, the Company may develop the relevant site within the building covenant period. All agreements except in respect of item (9) specified below, provide for the sites (once developed) to have a lease term up to 30 June 2047.

(1) Grant No. 12459, dated 21 May 1997, for Private Treaty Grant of IL No. 8898 for development at Hong Kong Station (building covenant period expiry date 30 September 2005) with a total consideration or value of HK$5,834,000,000.

(2) Modification of Grant No. 12459, dated 1 February 2000, for development at Hong Kong Station (building covenant period expiry date 1 February 2006) with a total consideration or value of HK$5,500,000,000.

(3) Grant of KIL No. 11080 to the Company, dated 8 July 1996, for development at Kowloon Station (building covenant period expiry date 30 March 2009) with a total consideration or value of: Site A – HK$3,377,230,000; Sites B, C, D, E, F and G – to be assessed.

The total consideration or value for Sites B and D was subsequently assessed on 31 March 1999 and 24 March 1999 at HK$4,725,500,000. The total consideration or value for Sites C, E, F and G are set out in the Modification Letters in paragraphs (4) and (5) immediately below.

(4) Modification, dated 15 May 2000, to amend and allow the Company to develop Site C at Kowloon Station under new user and gross floor area restrictions (building covenant period expiry date 14 June 2006) with a total consideration or value of HK$2,400,000,000.

(5) Modification, dated 12 December 2000, to amend and allow the Company to develop Sites E, F and G at Kowloon Station under new user and gross floor area restrictions (building covenant period expiry dates 31 March 2007 for Sites E and F and 31 March 2009 for Site G) with a total consideration or value of HK$5,562,710,000.

(6) Grant No. 12349 for Private Treaty Grant of KIL No. 11068, dated 8 May 1995, for development at Olympic Station (building covenant period expiry dated 7 November 1999) with a total consideration or value of HK$1,530,000,000.

(7) Grant No. 12375 for Private Treaty Grant of KIL No. 11074, dated 31 January 1996, for development at Olympic Station (building covenant period expiry date 30 January 2002) with a total consideration or value of HK$3,777,860,000.

(8) Grant No. 12434 for Private Treaty Grant of KIL No. 11090, dated 10 January 1997, for development at Olympic Station (building covenant period expiry date 9 January 2003) with a total consideration or value of HK$6,118,000,000.

(9) Conditions of Exchange No. 12620 dated 4 March 2002 in respect of Kowloon Inland Lot No. 11151 for development at Olympic Station (building covenant period expiry date 31 March 2007) with a total consideration or value of HK$815,050,000 and a lease term of 50 years from date of grant.

(10) New Grant No. 6993 for Private Treaty Grant of TYTL No. 132, dated 7 March 1996, for development at Tsing Yi Station (building covenant period expiry date 30 September 2001) with a total consideration or value of HK$4,343,500,000.

(11) New Grant No. 7973 for Private Treaty Grant of Tung Chung Town Lot No. 1, dated 16 August 1995, for development at Tung Chung Station (building covenant period expiry date 30 September 2000) with a total consideration or value of HK$1,730,550,000.

(12) New Grant No. 7984 for Private Treaty Grant of Tung Chung Town Lot No. 2, dated 27 September 1995, for development at Tung Chung Station (building covenant period expiry date 30 September 2003) with a total consideration or value of HK$724,010,000.

(13) New Grant No. 8015 for Private Treaty Grant of Tung Chung Town Lot No. 3, dated 1 May 1996, for development at Tung Chung Station (building covenant period expiry date 31 March 2001) with a total consideration or value of HK$873,030,000.

(14) Modification of New Grant No. 8015, dated 29 August 2001, for additional gross floor area at Tung Chung Station (building covenant expiry date 31 March 2003) with a total consideration or value of HK$116,000,000.

(15) Modification for New Grant No. 8082, dated 3 May 2000, for additional gross floor area and some other amendments at Tung Chung Station (building covenant period expiry date 31 March 2005) with a total consideration or value of HK$493,570,000.

(16) New Grant No. 8102 for Private Treaty Grant, dated 26 June 1997, of Tung Chung Town Lot No. 5 for development at Tung Chung Station (building covenant period expiry date 30 June 2003) with a total consideration or value of HK$4,150,000,000.

(17) Modification for New Grant No. 8102, dated 16 August 1999, for additional gross floor area and some other amendments for development at Tung Chung Station (building covenant period expiry date 30 June 2005) with a total consideration or value of HK$660,000,000.

(18) New Grant No. 8082, dated 26 March 1997, of Tung Chung Town Lot No. 4 for development at Tung Chung Station (building covenant period expiry date 31 March 2002) with a total consideration or value of HK$2,510,000,000. The building covenant period was extended to 31 December 2002 by a letter from Lands Department dated 30 November 2001.

B The Company has entered into a land grant relating to NKIL No. 6179 for development rights near Choi Hung Station in order for the Company to develop the lot in accordance with the terms and conditions stipulated in the Conditions of Grant No. 12611 dated 12 November 2001 (building covenant period expiry date 30 June 2006), with a total value of HK$207,000,000 and a lease term of 50 years from date of grant.

C The Company has entered into the following land grants with Government in relation to the Tseung Kwan O Line, which provides for the Company to develop certain sites above or adjacent to the Tseung Kwan O Line. Upon payment of the relevant land premium, the Company may develop the relevant site within the building covenant period. All land grants provide for the sites to have a lease term of 50 years from the date of the land grant.

(1) New Grant No. 9687 for Private Treaty Grant, dated 28 March 2002, of TKOTL No. 75 for development at Area 55b Tseung Kwan O (building covenant period expiry date 31 March 2007) with a total consideration or value of HK$600,000,000 subject to a Deed of Surrender dated 28 December 2002 for surrender of a stratum of the lot.

(2) New Grant No. 9686 for Private Treaty Grant, dated 28 March 2002, of TKOTL No. 74 for development at 57a Tseung Kwan O (building covenant period expiry date 31 March 2007) with a total consideration or value of HK$202,800,000 subject to a Deed of Surrender dated 28 December 2002 for surrender of a stratum of the lot.

(3) New Grant No. 9689 for Private Treaty Grant, dated 16 May 2002, of TKOTL No. 70 for development at Area 86 Tseung Kwan O (building covenant period expiry date 31 December 2015 or 60 months from the due date for payment of land premium of Site O, whichever is the later) with a consideration or value of HK$150,000,000 for Site M1 and the consideration or value for the other sites to be assessed.

(4) New Grant No. 9694 for Private Treaty Grant, dated 22 October 2002, of TKOTL No. 24 for development at Area 38b Tseung Kwan O (building covenant period expiry date 31 December 2007) with a total consideration or value of HK$1,276,000,000.

(5) New Grant for Private Treaty Grant of TKOTL No. 73, entered into in February 2003, for development at Area 73b Tseung Kwan O (building covenant period expiry date 31 March 2008 for Site A and 31 March 2009 or 60 months from the due date for payment of the land premium, whichever is the later, for Site B) with a consideration or value of HK$1,028,000,000 for Site A and the consideration or value for Site B to be assessed.

D The Company has entered into an assignment on 9 March 2001 for the public transport terminus on ground floor of the development at KIL No. 11090 in compliance with Special Condition No. 25(a)(i) of the Conditions of Grant No. 12434, with a total value of HK$18,770,000.

E The Company has entered into an agreement for sale and purchase on 5 October 2001 with The Financial Secretary Incorporated for the sale of levels 55, 56 and 77 to 88 of the office building on Site R of Hong Kong Station Development (IL No. 8898) for a total value of HK$3,699,000,000.

F In respect of the Remaining Portion of Mass Transit Railway Lot No. 1:

A Supplemental Lease was signed on the 11 February 2002 between Government and the Company in which the Government leased to the Company land occupied by the Quarry Bay Congestion Relief Works or the Quarry Bay Relief Works connecting Quarry Bay Station to North Point Station at an annual rent of 3% of the rateable value of the leased area for a term commencing 1 October 2001 to 29 June 2050 on terms and conditions substantially similar to the lease for the Mass Transit Railway Lot No. 1.

By a Modification Letter dated 13 May 2002 entered into between Government and the Company, the lease for the Remaining Portion of Mass Transit Railway Lot No. 1 was modified in areas indicated in the lease plans attached to the Modification Letter.

Transactions between the Company and Octopus Cards

The Company has entered into the following transactions with its subsidiary, Octopus Cards, to enable Octopus Cards to meet the requirements of a deposit-taking company under the Banking Ordinance (Cap.155 of the laws of Hong Kong).

(1) Subscription by the Company on 18 April 2000 of 28,475,322 additional shares in Octopus Cards, for a total consideration of HK$28,475,322.

(2) Subordinated loan agreement, dated 18 April 2000, under which the Company made a loan of HK$18,984,000 to Octopus Cards ("Subordinated Loan"), with interest payable at prime lending rate, which is subordinate to all other claims against Octopus Cards and will not be repaid by Octopus Cards without the consent of the Hong Kong Monetary Authority.

During the year ended 31 December 2002, the Company paid Octopus Cards a total amount of HK$44.9 million in respect of central clearing services provided by Octopus Cards. During the same period, load agent fees amounting to HK$10.7 million were received by the Company from Octopus Cards in respect of services and facilities provided by the Company at various MTR stations to enable customers to add value to Octopus cards.

In connection with the listing of the Company's shares on the HKSE in October 2000, the HKSE granted the Company a waiver from strict compliance with Chapter 14 of the Listing Rules insofar as it relates to connected transactions, subject to compliance with certain requirements. As required by one of these requirements, the Company now confirms that those of the central clearing services provided by Octopus Cards and load agent fees paid to the Company which occurred following completion of the Global Offering (as defined in the prospectus issued by the Company in relation to the MTR Privatisation Share Offer and dated 25 September 2000) were: (i) transactions entered into by the Company in the ordinary and usual course of its business; (ii) entered into on normal commercial terms (by reference to transactions of a similar nature made by similar entities within Hong Kong); and (iii) entered into on terms no less favourable than terms available to the other shareholders of Octopus Cards.

Transactions between the Company and KCRC in relation to Octopus Cards

The Company entered into the following agreements with KCRC, The Kowloon Motor Bus Company (1933) Limited, Citybus Limited and The Hongkong and Yaumati Ferry Company, Limited.

(1) Shareholders' agreement, dated 9 June 1994, under which the parties agreed to incorporate a company, Octopus Cards, in order to undertake the development and operation of a contactless smart card ticketing system (now known as Octopus). The Company held 67.8% of the equity capital in Octopus Cards but the voting rights at board meetings of the director appointed by the Company to the board of directors of Octopus Cards were limited to 49% only. The parties paid HK$1,000 in aggregate (in proportion to their respective shareholdings) for shares in Octopus Cards and undertook to make available loans to Octopus Cards (in proportion to their respective shareholdings) up to a total amount of not more than HK$195.7 million (which has been fully repaid).

(2) Supplemental shareholders' agreement, dated 13 August 1999, which revised the terms of the shareholders' agreement dated 9 June 1994 to address, inter alia, certain issues arising from the application by Octopus Cards for authorisation under the Banking Ordinance (Cap.155 of the laws of Hong Kong) to carry on business as a deposit-taking company. The parties made a commitment to provide funds to Octopus Cards and give guarantees and indemnities as required under the Banking Ordinance (Cap.155 of the laws of Hong Kong).

(3) On 17 January 2001, the then shareholders in Octopus Cards (New World First Bus Services Limited and New World First Ferry Services Limited having replaced The Hongkong and Yaumati Ferry Company, Limited as a shareholder) entered into a replacement shareholders' agreement in respect of Octopus Cards, under which, inter alia, Octopus Cards was converted to profit making status. In connection with this agreement, the Company's shareholding in Octopus Cards was reduced to 57.4% and KCRC's shareholding was reduced to 22.1%. Further details of the replacement shareholders' agreement are set out in Note 18 to the Accounts.

(4) On 17 January 2001, the Company entered into an Octopus Card Services Agreement (the "MTR Octopus Services Agreement") with its subsidiary, Octopus Cards, in order to formalise the arrangements that already existed between them as to services provided to each other relating to Octopus cards. Under the terms of the MTR Octopus Services Agreement, the Company will accept use of Octopus cards as payment for its fares and will provide add-value services, refund handling and other services to Octopus Cards for an indefinite period terminable on six months' notice (not to be given before 1 July 2010).

(5) On 17 January 2001, KCRC entered into an Octopus Card Services Agreement (the "KCRC Octopus Services Agreement") with Octopus Cards in order to formalise the arrangements that already existed between them as to services provided to each other relating to Octopus cards. Under the terms of the KCRC Octopus Services Agreement, KCRC will accept use of Octopus cards as payment for its fares and will provide add-value services, refund handling and other services to Octopus Cards for an indefinite period terminable on six months' notice (not to be given before 1 July 2010).

During the year ended 31 December 2002, KCRC paid Octopus Cards a total amount of HK$30.1 million in respect of transaction and interchange fees for the handling of Octopus tickets. During the same period, load agent fees amounting to HK$5.7 million were received by KCRC from Octopus Cards in respect of services and facilities provided by KCRC at various KCR stations to enable customers to add value to Octopus cards.

As at 31 December 2002, the Company held 57.4% of the issued share capital in Octopus Cards and KCRC held 22.1%. Octopus Cards is a subsidiary of the Company and KCRC is a substantial shareholder in Octopus Cards. Furthermore, Government is a substantial shareholder in the Company and KCRC is wholly owned by Government.

As required by the waiver referred to above granted to the Company by the HKSE in relation to connected transactions, the Company confirms that the MTR Octopus Services Agreement was: (i) a transaction entered into by the Company in the ordinary and usual course of its business; (ii) entered into on normal commercial terms (by reference to transactions of a similar nature made by similar entities within Hong Kong); and (iii) entered into on terms no less favourable than terms available to the other shareholders of Octopus Cards.

Octopus Cards - Updated Information

Octopus Cards repaid 50% and the remaining balance of the Subordinated Loan with the consent of the Hong Kong Monetary Authority on 17 October 2001 and 17 January 2002 respectively.

On 2 January 2002 Creative Star Limited changed its name to "Octopus Cards Limited".

Project Agreements

The Company and the Secretary for Transport, for and on behalf of Government, entered into an Amendment and Restatement Agreement on 30 June 2000 which, in the light of the partial privatisation of the Company, provides for the amendment and restatement of, inter alia, the TKE Project Agreement as defined below (which was ongoing during 2002). Government is a substantial shareholder in the Company.

The Company and the Secretary for Transport, for and on behalf of Government, had entered into a Project Agreement for the Design, Construction, Financing and Operating of the Tseung Kwan O Extension ("TKE") (the "TKE Project Agreement") on 4 November 1998. Under the TKE Project Agreement, the capital cost of work undertaken by the Company to complete the TKE and other costs are borne by the Company and there are provisions relating to the design, construction and operation of the TKE by the Company, and provisions relating to works to be carried out by the Company on behalf of Government (in respect of which, Government will reimburse the Company). The TKE Project Agreement provides for the grant of land to the Company for the operation of the railway (subject, inter alia, to the payment by the Company to Government of nominal land premium only), land for the construction of a depot and land for property development (subject, in each case, to the payment by the Company to Government of an amount to be assessed). The TKE Project Agreement also provides for the future grant to the Company of the ownership and operating rights in respect of the TKE.

The Company and the Deputy Secretary for the Environment, Transport and Works, for and on behalf of Government, entered into a Project Agreement for the Penny's Bay Rail Link project on 24 July 2002. This agreement sets out the obligations of the Company in respect of design, construction and operation of the Penny's Bay Rail Link, including the need for compliance with relevant terms of the agreement between the Government and the Walt Disney Company. The Agreement also sets out the obligations of Government in respect of making land and access available. It provides remedies to the Company for delay or failure by Government in making land available or in completing the Disney Theme Park. In order to provide financial support in respect of the Penny's Bay Rail Link project, provision is made for the waiver (as against the Company) of any entitlement to dividends representing Government's beneficial entitlement to cash dividends for the financial year 2002 and (to the extent necessary) 2003 and for subsequent financial years, as it is equivalent to a net present value amount (as at the end of 2001) of HK$798 million as at the relevant date (as more particularly described in the Project Agreement).

Government is a substantial shareholder in the Company.

Following a competitive bid, the Company and the Commissioner for Tourism on behalf of Government entered into a Provisional Agreement for the Tung Chung to Ngong Ping Cable Car Franchise on 31 July 2002. The Agreement sets out the obligations of the Company to develop the design, obtain requisite approvals for and carry out consultation in respect of the design and alignment of the Cable Car System and to negotiate a Project Agreement with Government for the construction, operation and transfer of the System. Following completion of land acquisition, the passing of enabling legislation and completion of the statutory process and public consultation required under various ordinances and subject to agreement on terms, a formal Project Agreement is expected to be signed in mid 2003. The franchise period will extend for 30 years from the date of signing the Project Agreement following which the System will be transferred to the Government. The Company has in parallel entered into negotiation with Government on the terms of a Private Treaty Grant for the land upon which the associated Ngong Ping tourism facilities will be constructed.

Government is a substantial shareholder in the Company.

Land Comfort Letter

The Company has received a letter from Government, dated 14 July 2000, pursuant to which Government agreed to extend the period of certain of the Company's land interests so that they are coterminous with the Company's initial 50-year franchise and, for certain other interests, Government has agreed to render assistance to the Company to facilitate the smooth operation of the railway during the Company's franchise period. If the Company's initial 50-year franchise is extended, Government has agreed that, subject to certain conditions (including the prevailing land policy at the time of extension of the franchise), Government will amend certain documents, including the Running Lines Leases, to make them coterminous with the extended franchise period.

Government is a substantial shareholder in the Company.

Eastern Harbour Crossing Agreement

The Company and the Secretary for the Treasury, for and on behalf of Government, entered into an agreement on 30 June 2000 in respect of the vesting of certain assets comprised in the Eastern Harbour Crossing by Government into the Company in 2008 for nominal consideration (the "EHC Agreement"). Under the EHC Agreement, the Company agreed to indemnify Government for certain amounts which are expected to be nominal.

Government is a substantial shareholder in the Company.

Transactions in connection with the Privatisation Share Offer of the Company

(1) The Company entered into a deed of indemnity dated 22 September 2000, with the members of the Board and members of the Executive Directorate and the FSI, under which, inter alia, the FSI agreed to indemnify the Company, the members of the Board and members of the Executive Directorate in certain circumstances and in respect of certain liabilities in respect of the global offering of the shares in the Company by the FSI. The FSI is a substantial shareholder in the Company and the members of the Board and members of the Executive Directorate are also connected persons of the Company.

(2) The Company, the FSI, Goldman Sachs (Asia) L.L.C., HSBC Investment Bank Asia Limited and UBS AG entered into the following underwriting agreements in relation to the underwriting of the Privatisation Share Offer of the Company, details of which were disclosed in the prospectus issued by the Company in connection with the Privatisation Share Offer of the Company dated 25 September 2000:

(i) the Hong Kong Underwriting Agreement, with the Hong Kong Underwriters (as defined therein), dated 22 September 2000; and

(ii) the International Underwriting Agreement, with the International Underwriters (as defined therein), dated 1 October 2000.

The FSI is a substantial shareholder in the Company.

Auditors

The retiring auditors, KPMG, have signified their willingness to continue in office. A resolution will be proposed at the Annual General Meeting to reappoint them and to authorise the Directors to fix their remuneration.

By order of the Board

Leonard Bryan Turk
Secretary to the Board
Hong Kong, 6 March 2003

Contents of accounts and notes

70 Auditors' report

Accounts:

71 • Consolidated profit and loss account

72 • Consolidated balance sheet

73 • Balance sheet

74 • Consolidated statement of changes in equity

75 • Consolidated cash flow statement

Notes to the accounts

76 1 Principal accounting policies

82 2 Fare revenue

82 3 Non-fare revenue

82 4 Operating expenses before depreciation

83 5 Remuneration of Members of the Board and the Executive Directorate

84 6 Profit on property developments

84 7 Depreciation

84 8 Interest and finance charges

85 9 Profit attributable to shareholders

85 10 Dividends

86 11 Earnings per share

86 12 Taxation

87 13 Segmental information

89 14 Fixed assets

92 15 Railway construction in progress

93 16 Property development in progress and deferred income

95 17 Deferred expenditure

96 18 Interest in non-controlled subsidiary

98 19 Investments in subsidiaries

99 20 Staff housing loans

99 21 Properties held for sale

100 22 Stores and spares

100 23 Debtors, deposits and payments in advance

101 24 Amounts due from the Government and other related parties

101 25 Cash and cash equivalents

102 26 Loans and obligations under finance leases

105 27 Off-balance sheet financial instruments

106 28 Creditors, accrued charges and provisions

107 29 Contract retentions

107 30 Amounts due to the Government and other related parties

107 31 Deferred liabilities

108 32 Share capital, share premium and capital reserve

109 33 Other reserves

111 34 Acquisition of subsidiaries

111 35 Retirement Schemes

113 36 Defined benefit retirement plan obligations

114 37 Railway projects

115 38 Interests in jointly controlled operations

116 39 Material related party transactions

117 40 Commitments

118 41 Employee Share Option Schemes

119 42 Adoption of new accounting standards in Hong Kong

120 43 Comparative figures

120 44 Approval of accounts

121 Unaudited supplementary information for US bond holders

Auditors' report

To the shareholders of MTR Corporation Limited (the "Company")

We have audited the accounts on pages 71 to 120 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

Respective responsibilities of the directors and auditors

The Hong Kong Companies Ordinance requires the directors to prepare accounts which give a true and fair view. In preparing accounts which give a true and fair view, it is fundamental that appropriate accounting policies are selected and applied consistently, that judgements and estimates are made which are prudent and reasonable and that the reasons for any significant departure from applicable accounting standards are stated.

It is our responsibility to form an independent opinion, based on our audit, on those accounts and to report our opinion to you.

Basis of opinion

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the accounts. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the accounts, and of whether the accounting policies are appropriate to the Company's and the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the accounts are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the accounts. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion, the accounts give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2002 and of the Group's profit and cash flows for the year then ended and have been properly prepared in accordance with the Hong Kong Companies Ordinance.

KPMG
Certified Public Accountants
Hong Kong, 6 March 2003

Consolidated profit and loss account

for the year ended 31 December in HK$ million	Note	**2002**	2001 (Note 42A)
Fare revenue	2		
– MTR Lines		**5,167**	5,164
– Airport Express Line		**553**	564
Station commercial and other revenue	3A	**979**	973
Rental and management income	3B	**987**	891
Turnover		**7,686**	7,592
Staff costs and related expenses	4A	**(1,579)**	(1,647)
Energy and utilities		**(502)**	(501)
Operational rent and rates		**(87)**	(78)
Stores and spares consumed		**(121)**	(119)
Repairs and maintenance	4B	**(435)**	(437)
Railway support services		**(89)**	(110)
Expenses relating to station commercial and other businesses		**(185)**	(197)
Property ownership and management expenses		**(167)**	(159)
General and administration expenses		**(184)**	(179)
Project study and deferred expenditures written off	4C	**(218)**	(16)
Other expenses	4D	**(105)**	(96)
Operating expenses before depreciation		**(3,672)**	(3,539)
Operating profit from railway and related operations before depreciation		**4,014**	4,053
Profit on property developments	6	**3,755**	3,248
Operating profit before depreciation		**7,769**	7,301
Depreciation	7	**(2,470)**	(2,178)
Operating profit before interest and finance charges		**5,299**	5,123
Interest and finance charges:	8		
Interest expense		**(1,153)**	(896)
Interest income		**28**	22
		(1,125)	(874)
Share of profit of non-controlled subsidiary	18	**39**	29
Profit before taxation		**4,213**	4,278
Taxation	12A	**(1)**	-
Profit attributable to shareholders	9	**4,212**	4,278
Dividends	10		
Interim dividend declared and paid during the year		**717**	703
Final dividend proposed after the balance sheet date		**1,444**	1,415
		2,161	2,118
Earnings per share:	11		
– Basic		**HK$0.83**	HK$0.85
– Diluted		**HK$0.83**	HK$0.85

The notes on pages 76 to 120 form part of these accounts.

Consolidated balance sheet

at 31 December *in HK$ million*	Note	2002	2001 (Note 42A)
Assets			
Fixed assets	14		
– Investment properties		**10,267**	10,363
– Other property, plant and equipment		**84,003**	68,880
		94,270	79,243
Railway construction in progress	15	**109**	12,873
Property development in progress	16A	**2,870**	3,361
Deferred expenditure	17	**106**	326
Interest in non-controlled subsidiary	18	**88**	49
Staff housing loans	20	**84**	127
Properties held for sale	21	**794**	689
Stores and spares	22	**259**	261
Debtors, deposits and payments in advance	23	**727**	830
Amounts due from the Government and other related parties	24	**95**	152
Cash and cash equivalents	25	**1,718**	215
		101,120	98,126
Liabilities			
Bank overdrafts	26B	**34**	49
Short-term loans	26B	**–**	394
Creditors, accrued charges and provisions	28	**3,760**	3,160
Contract retentions	29	**496**	798
Amounts due to the Government and other related parties	30	**209**	401
Loans and obligations under finance leases	26B	**33,474**	30,942
Deferred liabilities	31	**85**	78
Deferred income	16B	**6,226**	8,411
Taxation	12A	**1**	–
		44,285	44,233
Minority interests		**8**	–
Net assets		**56,827**	53,893
Shareholders' funds			
Share capital, share premium and capital reserve	32	**33,910**	32,807
Other reserves	33	**22,917**	21,086
		56,827	53,893

Approved and authorised for issue by the Members of the Board on 6 March 2003

Jack So Chak-kwong
Raymond Ch'ien Kuo-fung
Lincoln Leong Kwok-kuen

The notes on pages 76 to 120 form part of these accounts.

Balance sheet

at 31 December *in HK$ million*	Note	2002	2001 (Note 42A)
Assets			
Fixed assets	14		
– Investment properties		**10,267**	10,363
– Other property, plant and equipment		**83,766**	68,880
		94,033	79,243
Railway construction in progress	15	**109**	12,873
Property development in progress	16A	**2,870**	3,361
Deferred expenditure	17	**106**	326
Investments in subsidiaries	19	**163**	49
Staff housing loans	20	**84**	127
Properties held for sale	21	**794**	689
Stores and spares	22	**259**	261
Debtors, deposits and payments in advance	23	**718**	837
Amounts due from the Government and other related parties	24	**293**	182
Cash and cash equivalents	25	**1,563**	112
		100,992	98,060
Liabilities			
Bank overdrafts	26B	**34**	49
Short-term loans	26B	**–**	394
Creditors, accrued charges and provisions	28	**3,682**	3,124
Contract retentions	29	**496**	798
Amounts due to the Government and other related parties	30	**8,799**	5,432
Loans and obligations under finance leases	26B	**24,974**	25,942
Deferred liabilities	31	**85**	78
Deferred income	16B	**6,226**	8,411
		44,296	44,228
Net assets		**56,696**	53,832
Shareholders' funds			
Share capital, share premium and capital reserve	32	**33,910**	32,807
Other reserves	33	**22,786**	21,025
		56,696	53,832

Approved and authorised for issue by the Members of the Board on 6 March 2003

Jack So Chak-kwong

Raymond Ch'ien Kuo-fung

Lincoln Leong Kwok-kuen

The notes on pages 76 to 120 form part of these accounts.

Consolidated statement of changes in equity

for the year ended 31 December *in HK$ million*	Note	**2002**	2001
Balance as at 1 January, as previously reported		**54,049**	50,355
Change in accounting policy with respect to employee benefits	42A	**(201)**	(150)
Balance as at 1 January, as restated		**53,848**	50,205
(Deficit)/Surplus on revaluation of investment properties	33	**(112)**	17
Deficit on revaluation of self-occupied office land and buildings	33	**(92)**	(23)
Net losses not recognised in the consolidated profit and loss account		**(204)**	(6)
Net profit for the year, as previously reported			4,284
Change in accounting policy with respect to employee benefits			(6)
Net profit for the year (2001: as restated)		**4,212**	4,278
Dividends approved during the year	10	**(2,132)**	(1,203)
Shares issued under	32		
– Employee Share Option Scheme		**37**	18
– Scrip Dividend Scheme		**1,066**	601
Net increase in shareholders' funds arising from capital transactions		**1,103**	619
Balance as at 31 December		**56,827**	53,893

The notes on pages 76 to 120 form part of these accounts.

Consolidated cash flow statement

for the year ended 31 December *in HK$ million*	Note		2002		2001 (Note 42D)
Cash flows from operating activities					
Operating profit from railway and related operations before depreciation		**4,014**		4,053	
Adjustments for:					
Decrease in provision for staff housing loans		**(1)**		(2)	
Decrease in provision for obsolete stock		**(1)**		(1)	
Loss on disposals of fixed assets		**17**		6	
Project study and deferred expenditures written off		**209**		-	
Gain on disposal of investment in a non-controlled subsidiary		**-**		(12)	
Exchange loss/(gain)		**1**		(4)	
Operating profit from railway and related operations before working capital changes		**4,239**		4,040	
(Increase)/Decrease in debtors, deposits and payments in advance		**(80)**		82	
Decrease in stores and spares		**3**		15	
Increase in creditors, accrued charges and provisions		**66**		18	
Net cash generated from operating activities			**4,228**		4,155
Cash flows from investing activities					
Capital expenditure					
– Tseung Kwan O Extension Project		**(2,336)**		(3,033)	
– *Property development projects*		**(377)**		(746)	
– Purchase of assets and other capital projects		**(2,474)**		(2,834)	
Receipts from property developers		**2,646**		350	
Proceeds from properties sold		**127**		-	
Receipts on disposal of fixed assets		**1**		-	
Proceeds received on reduction of investment in a non-controlled subsidiary		**9**		25	
Acquisition of subsidiaries, net of cash acquired	34	**6**		-	
Loans made under Staff Housing Loan Scheme		**-**		(3)	
Principal repayments under Staff Housing Loan Scheme		**44**		513	
Net cash used in investing activities			**(2,354)**		(5,728)
Cash flows from financing activities					
Shares issued		**37**		18	
Drawdown of loans		**3,731**		11,153	
Repayment of loans		**(1,399)**		(6,843)	
Reduction in capital element of finance lease		**(142)**		(133)	
Collection/(Release) of refundable deposits and asset replacement reserve funds		**4**		(2)	
Interest paid		**(1,690)**		(1,869)	
Interest received		**27**		22	
Interest element of finance lease rental payments		**(58)**		(68)	
Finance charges paid		**(19)**		(68)	
Dividend paid		**(847)**		(601)	
Net cash (used in)/generated from financing activities			**(356)**		1,609
Net increase in cash and cash equivalents			**1,518**		36
Cash and cash equivalents at 1 January			**166**		130
Cash and cash equivalents at 31 December	25		**1,684**		166

The notes on pages 76 to 120 form part of these accounts.

Notes to the accounts

1 Principal accounting policies

A Basis of preparation of accounts

(i) These accounts have been prepared in compliance with the Hong Kong Companies Ordinance. The accounts have also been prepared in accordance with all applicable Statements of Standard Accounting Practice ("SSAPs") and Interpretations issued by the Hong Kong Society of Accountants ("HKSA"), accounting principles generally accepted in Hong Kong and the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Stock Exchange").

(ii) The measurement basis used in the preparation of the accounts is historical cost modified by the revaluation of investment properties and self-occupied office land and buildings.

B Basis of consolidation

The consolidated accounts include the accounts of the Company and all its subsidiaries except for a non-controlled subsidiary (see note 1D) (the "Group") made up to 31 December each year. The results of subsidiaries acquired or disposed of during the year are included in the consolidated profit and loss account from or to the date of their acquisition or disposal, as appropriate. All material inter-company transactions and balances are eliminated on consolidation.

C Subsidiaries

A subsidiary in accordance with the Hong Kong Companies Ordinance is a company in which the Group, directly or indirectly, holds more than half of the issued share capital, or controls more than half of the voting power, or controls the composition of the board of directors. Subsidiaries are considered to be controlled if the Company has the power, directly or indirectly, to govern the financial and operating policies, so as to obtain benefits from their activities. Investments in subsidiaries are carried in the Company's balance sheet at cost less any impairment losses (see note 1G).

D Non-controlled subsidiary

Octopus Cards Limited ("OCL") is regarded as a jointly controlled entity as the Group does not have effective control over the Board of OCL. The investment in OCL is accounted for in the consolidated accounts of the Company using the equity method as described in SSAP 21 "Accounting for interests in joint ventures."

E Revenue recognition

Provided it is probable that the economic benefits associated with the transactions will flow to the Group and the amount of revenue can be measured reliably, revenue is recognised in the profit and loss account as follows:

(i) Fare revenue is recognised when the journey is provided.

(ii) Advertising income and service fees from telecommunication services provided within the railway are recognised when the services are provided.

(iii) Rental income from investment properties, station kiosks and other railway premises under operating leases is accounted for in accordance with the terms of the leases. Contingent rentals are recognised as income in the accounting period in which they are earned. Property management income is recognised when the services are provided.

F Fixed assets

(i) Investment properties are stated in the balance sheet at open market value as determined annually by independent professionally qualified valuers.

Changes in the value of investment properties arising upon revaluations are treated as movements in the investment property revaluation reserve, except:

- where the balance of the investment property revaluation reserve is insufficient to cover a revaluation deficit on a portfolio basis, the excess of the deficit is charged to the profit and loss account; and
- where a revaluation deficit had previously been charged to the profit and loss account and a revaluation surplus subsequently arises, this surplus is firstly credited to the profit and loss account to the extent of the deficit previously charged to the profit and loss account, and is thereafter taken to the investment property revaluation reserve.

On disposal of an investment property, the related portion of the investment property revaluation reserve is transferred to the profit and loss account.

(ii) Leasehold land and buildings comprise leasehold land for railway depots and self-occupied office land and buildings:

(a) Leasehold land for railway depots is stated at cost less accumulated depreciation and impairment losses.

1 Principal accounting policies (continued)

(b) Self-occupied office land and buildings are stated in the balance sheet at open market value on the basis of their existing use at the date of revaluation less any subsequent accumulated depreciation. Revaluations are performed by independent qualified valuers every year. Changes in the value of self-occupied office land and buildings arising upon revaluations are treated as movements in the fixed asset revaluation reserve, except:

- where the balance of the fixed asset revaluation reserve relating to a self-occupied office land and building is insufficient to cover a revaluation deficit of that property, the excess of the deficit is charged to the profit and loss account; and
- where a revaluation deficit had previously been charged to the profit and loss account and a revaluation surplus subsequently arises, this surplus is firstly credited to the profit and loss account to the extent of the deficit previously charged to the profit and loss account, and is thereafter taken to the fixed asset revaluation reserve.

(iii) Civil works and plant and equipment are stated at cost less accumulated depreciation and impairment losses.

(iv) Assets under construction for the operational railway are stated at cost less impairment losses. Cost comprises direct costs of construction, such as materials, staff costs and overheads, together with interest expense capitalised during the period of construction or installation and testing. Capitalisation of these costs ceases and the asset concerned is transferred to fixed assets when substantially all the activities necessary to prepare the asset for its intended use are completed.

(v) Leases of assets under which the lessee assumes substantially all the risks and benefits of ownership are classified as finance leases. Where the Group acquires the use of assets under finance leases, the amounts representing the fair value of the leased asset, or, if lower, the present value of the minimum lease payments (computed using the rate of interest implicit in the lease), of such assets are included in fixed assets and the corresponding liabilities, net of finance charges, are recorded as obligations under finance leases.

Leases of assets under which the lessor has not transferred all the risks and benefits of ownership are classified as operating leases. Where the Group leases out assets under operating leases, the assets are included in the balance sheet according to their nature and, where applicable, are depreciated in accordance with the Group's depreciation policies. Impairment losses are accounted for in accordance with the accounting policies on impairment of assets. Revenue arising from operating leases is recognised in accordance with the Group's revenue recognition policies as set out in note 1E.

(vi) Subsequent expenditure relating to an existing fixed asset is added to the carrying amount of the asset if it is probable that future economic benefit in excess of the originally assessed standard of performance of the asset will flow to the Group.

Expenditure on repairs or maintenance of an existing fixed asset to restore or maintain the originally assessed standard of performance of that asset is charged as an expense when incurred.

(vii) Gains or losses arising from the retirement or disposal of a fixed asset other than an investment property are determined as the difference between the estimated net disposal proceeds and the carrying amount of the asset and are recognised as income or expense in the profit and loss account on the date of retirement or disposal. Any related revaluation surplus is transferred from the fixed asset revaluation reserve to retained profits.

G Impairment of assets

Internal and external sources of information are reviewed at each balance sheet date to identify indications that the following assets may be impaired or an impairment loss previously recognised no longer exists or may have decreased:

- fixed assets (other than properties carried at revalued amounts);
- railway construction in progress;
- property development in progress;
- deferred expenditure; and
- investments in subsidiaries.

If any such indication exists, the asset's recoverable amount is estimated.

The recoverable amount of an asset is the greater of its net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of time value of money and the risks specific to the asset. Where an asset does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the smallest group of assets that generates cash inflows independently (ie a cash-generating unit).

An impairment loss is recognised whenever the carrying amount of an asset exceeds its recoverable amount.

An impairment loss is reversed if there has been a favourable change in the estimates used to determine the recoverable amount of the asset.

A reversal of impairment losses is limited to the asset's carrying amount that would have been determined had no impairment loss been recognised in prior years. Reversals of impairment losses are credited to the profit and loss account in the year in which the reversals are recognised.

1 Principal accounting policies (continued)

H Depreciation

(i) Investment properties with an unexpired lease term of more than 20 years are not depreciated.

(ii) Fixed assets other than investment properties and assets under construction are depreciated on a straight line basis at rates sufficient to write off their cost or valuation over their estimated useful lives as follows:

Leasehold land and buildings

Self-occupied office land and buildings	the shorter of 50 years and the unexpired term of the lease
Leasehold land for railway depots	*the unexpired term of the lease*

Civil works

Rails (initial cost)	Indefinite *
Excavation and boring	Indefinite
Tunnel linings, underground civil structures, overhead structures and immersed tubes	100 years
Station building structures	*80–100 years*
Depot structures	80 years
Concrete kiosk structures	20 years
Station architectural finishes	20–25 years

Plant and equipment

Rolling stock (electrical)	35–40 years
Platform screen doors	35 years
Environmental control systems, lifts and escalators and drainage system	20–30 years
Power supply equipment, *metal station kiosks*, fire protection system, rolling stock (battery operated) and other mechanical equipment	20 years
Train control and signalling equipment, automatic fare collection systems and advertising panels	15 years
Rolling stock (diesel), telecommunication systems, maintenance equipment, office furniture and equipment	10 years
Computer software licences	7 years
Cleaning equipment, computer equipment and tools	5 years
Motor vehicles	4 years

* Replacement costs of rails are charged to the profit and loss account as revenue expenses.

The useful lives of the various categories of fixed assets are reviewed regularly in the light of actual asset condition, usage experience and the current asset replacement programme. The depreciation charge for the current and future periods is adjusted if there are significant changes from previous estimates.

(iii) No depreciation is provided on assets under construction until construction is completed and the assets are ready for their intended use.

(iv) Depreciation on assets held under finance leases is provided at rates designed to write off the cost of the asset in equal annual amounts over the shorter of the lease term or the anticipated useful life of the asset as set out above, except in cases where title to the asset will be acquired by the Group at the end of the lease where depreciation is provided at rates designed to write off the cost of the asset in equal amounts over the anticipated useful life of the asset.

I Construction costs

(i) Costs incurred by the Group in respect of feasibility studies on proposed railway related construction projects (including consultancy fees, in-house staff costs and overheads) are dealt with as follows:

- where the proposed projects are at a preliminary review stage with no certainty of materialising, the costs concerned are written off to the profit and loss account; and
- where the proposed projects are at a detailed study stage, having been agreed in principle by the Board of Directors based on a feasible financial plan, the costs concerned are dealt with as deferred expenditure until such time as a project agreement is reached with the Government, whereupon the costs are transferred to railway construction in progress.

(ii) After entering into a project agreement with the Government, *all costs incurred in the construction of the railway are dealt with* as railway construction in progress until commissioning of the railway line, whereupon the relevant construction costs are transferred to fixed assets.

1 Principal accounting policies (continued)

J Property development

(i) Costs incurred by the Group in the preparation of sites for property development are dealt with as property development in progress.

(ii) Payments received from developers in respect of developments are offset against the amounts in property development in progress attributable to that development. Any surplus amounts of payments received from developers in excess of the balance in property development in progress are transferred to deferred income. In these cases, further costs subsequently incurred by the Group in respect of that development are charged against deferred income.

(iii) Expenditure incurred on the development of properties for retention by the Group is transferred to fixed assets when the occupation permits are issued and the properties are put into use.

(iv) When agreement is reached with a developer to redevelop an existing self-occupied property, the relevant property is revalued on an existing use basis prior to commencement of redevelopment. The surplus arising on revaluation is credited to fixed asset revaluation reserve. On commencement of redevelopment, the net book value of the property is transferred to property development in progress.

(v) Profits arising from the development of properties undertaken in conjunction with property developers are recognised in the profit and loss account as follows:

- where the Group receives payments from developers at the commencement of the project, profits arising from such payments are recognised when the foundation and site enabling works are complete and acceptable for development, and after taking into account the outstanding risks and obligations, if any, retained by the Group in connection with the development;
- where the Group receives sharing of proceeds from sale of the development, profits arising from such proceeds are recognised upon the issue of occupation permits provided the amounts of revenue and costs can be measured reliably; and
- where the Group receives a distribution of the assets of the development upon completion of construction, profit is recognised based on the fair value of such assets at the time of receipt.

Upon recognition of profit, the balance of deferred income or property development in progress related to that development is credited or charged to the profit and loss account, as the case may be.

(vi) Where the Group is liable to pay the developer consideration for the retention of part of a property to be redeveloped, profit attributable to the Group in respect of the redevelopment (including any payment received from the developer) will be recognised in the profit and loss account when the quantum of the obligation of the Group and the amount of realised profit can be determined with reasonable accuracy.

(vii) Where properties are received as a profit distribution upon completion of development and are held for sale, those properties are stated at their estimated net realisable value upon receipt. Net realisable value represents the estimated selling price less costs to be incurred in selling the properties. When properties are sold, the carrying amount of those properties is recognised as cost of properties sold in the period in which the related revenue is recognised. The amount of any write-down of properties to net realisable value is recognised as an expense in the period the write-down occurs. The amount of any reversal of any write-down of properties, arising from an increase in net realisable value, is recognised as a reduction in the cost of properties sold in the period in which the reversal occurs.

K Operating lease charges

Rentals payable under operating leases are charged on a straight-line basis over the period of the lease to the profit and loss account, except for rentals payable in respect of railway construction, property development in progress and proposed capital projects which are capitalised as part of railway construction in progress, property development in progress and deferred expenditure respectively.

L Stores and spares

Stores and spares are categorised as either revenue or capital. Revenue items are stated in the balance sheet at cost, using the weighted average cost method. Provision is made for obsolescence where appropriate. Capital items are included in fixed assets and stated at cost less aggregate depreciation and impairment losses. Depreciation is charged at the rates applicable to the relevant fixed assets against which the capital spares are held in reserve.

M Cash equivalents

Cash and cash equivalents comprise cash at banks and in hand, demand deposits with banks and other financial institutions, and short-term, highly liquid investments that are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value, having been within three months of maturity at acquisition. Bank overdrafts that are repayable on demand and form an integral part of the Group's cash management are also included as a component of cash and cash equivalents for the purpose of the consolidated cash flow statement.

1 Principal accounting policies (continued)

N Interest and finance charges

Interest expense directly attributable to the financing of assets under construction prior to their completion or commissioning is capitalised. Exchange differences arising from foreign currency borrowings related to the acquisition of assets are capitalised to the extent that they are regarded as an adjustment to interest costs. Interest expense attributable to other purposes is charged to the profit and loss account.

Finance charges implicit in the lease payments on assets held under finance leases are charged to the profit and loss account over the period of the lease so as to produce an approximately constant periodic rate of charge on the remaining balance of the obligations for each accounting period.

The differentials paid and received on interest rate swap agreements are accrued and recognised as adjustments to interest expense.

O Foreign currency translation

Foreign currency transactions during the year are translated into Hong Kong dollars and recorded at exchange rates ruling at the transaction dates. Foreign currency monetary assets and liabilities are translated into Hong Kong dollars at the exchange rates ruling at the balance sheet date. Forward foreign exchange contracts, swaps and options used as a hedge against foreign currency liabilities are revalued at the balance sheet date at the exchange rates ruling at that date. Gains and losses on currency hedging transactions are used to offset gains and losses resulting from currency fluctuations inherent in the underlying foreign currency liabilities. Differences arising on foreign currency translation and revaluation of forward foreign exchange contracts, swaps and options are dealt with in the profit and loss account.

The results of foreign enterprises are translated into Hong Kong dollars at the average exchange rates for the year; balance sheet items are translated into Hong Kong dollars at the rates of exchange ruling at the balance sheet date. The resulting exchange differences are dealt with as a movement in reserves.

P Deferred taxation

Deferred taxation is provided using the liability method in respect of the taxation effect arising from all material timing differences which are expected with reasonable probability to crystallise in the foreseeable future.

A deferred tax asset in respect of carried forward tax losses is only recognised if it is assured beyond reasonable doubt that the Group will have taxable profits sufficient to offset the available losses in the foreseeable future.

No deferred tax is provided on earnings retained overseas.

Q Employee benefits

(i) Salaries, annual leave, leave passage allowance and other costs of non-monetary benefits are accrued and recognised as an expense in the year in which the associated services are rendered by employees of the Group, except those benefits incurred for project staff in respect of construction projects and capital works, which are capitalised as part of the cost of the qualifying assets.

(ii) Contributions to defined contribution retirement plans, including contributions to Mandatory Provident Funds ("MPF") as required under the Hong Kong Mandatory Provident Fund Schemes Ordinance, are recognised as an expense in the profit and loss account as incurred, except those contributions on project staff incurred in respect of construction projects and capital works, which are capitalised as part of the cost of the qualifying assets.

(iii) The Group's net obligation in respect of defined benefit retirement plans is calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their service in the current and prior years; that benefit is discounted to determine the present value, and the fair value of any plan assets is deducted. The discount rate is the yield at balance sheet date on high quality corporate bond that have maturity dates approximating the terms of the Group's obligations. If there is no deep market in such bonds, the market yield on government bonds would be used. The calculation is performed by a qualified actuary using the projected unit credit method.

When the benefits of a plan are improved, the portion of the increased benefit relating to past service by employees is recognised either as an expense in the profit and loss account, or capitalised as part of the cost of the relevant construction projects or capital works in the case of project related employees, as the case may be, on a straight-line basis over the average period until the benefits become vested. To the extent that the benefits vest immediately, the expense is recognised immediately in a similar manner.

In calculating the Group's obligation in respect of a plan, to the extent that any cumulative unrecognised actuarial gain or loss exceeds ten percent of the greater of the present value of the defined benefit obligation and the fair value of plan assets, that portion is recognised in the profit and loss account over the expected average remaining working lives of the employees participating in the plan. Otherwise, the actuarial gain or loss is not recognised.

Where the calculation of the Group's net obligation results in a negative amount, the asset recognised is limited to the net total of any cumulative unrecognised net actuarial losses and past service costs and the present value of any future refunds from the plan or reductions in future contributions to the plan.

1 Principal accounting policies (continued)

(iv) When the Group grants employees options to acquire shares of the Company, no employee benefit cost or obligation is recognised at the date of grant. When the options are exercised, equity is increased by the amount of the proceeds received.

(v) Termination benefits are recognised when, and only when, the Group demonstrably commits itself to terminate employment or to provide benefits as a result of voluntary redundancy by having a detailed formal plan which is without realistic possibility of withdrawal.

R Retirement Schemes

The Group operates an Occupational Retirement Scheme (the "MTR Corporation Limited Retirement Scheme"), which is supplemented by a top-up scheme ("MTR Corporation Limited Retention Bonus Scheme") mainly for project staff to provide extra benefits in the event of redundancy.

In addition, the Group has set up a MPF Scheme by participating in a master trust scheme provided by an independent MPF service provider to comply with the requirements under the MPF Ordinance.

Employer's contributions to the defined contribution section of the MTR Corporation Limited Retirement Scheme and the MPF Scheme are recognised in the accounts in accordance with the policy set out in note 1Q(ii).

The employer's contributions paid and payable in respect of employees of the hybrid benefit section of the MTR Corporation Limited Retirement Scheme, as calculated annually by independent actuaries in accordance with the Retirement Scheme Rules and provisions of the Occupational Retirement Schemes Ordinance, are used to satisfy the pension expenses recognised in the accounts according to note 1Q(iii). Any deficit or surplus thereof will be dealt with in the balance sheet as accrued or prepaid benefit expenses, as the case may be.

S Provisions and contingent liabilities

Provisions are recognised for liabilities of uncertain timing or amount when the Company or Group has a legal or constructive obligation arising as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made. Where the time value of money is material, provisions are stated at the present value of the expenditures expected to settle the obligation.

Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote. Possible obligations, whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events are also disclosed as contingent liabilities unless the probability of outflow of economic benefits is remote.

T Jointly controlled operations

The arrangements entered into by the Group with developers for property developments along the Airport Railway and the Tseung Kwan O Line are considered to be jointly controlled operations pursuant to SSAP 21 "Accounting for interests in joint ventures". Pursuant to the development arrangements, the Group is normally responsible for its own costs, including in-house staff costs and the costs of enabling works, and the developers normally undertake to pay for all other project costs such as land premium, construction costs, professional fees, etc. Such costs are deductible from the proceeds of sale before surplus proceeds are shared. In respect of its interests in such operations, the Group accounts for the costs of enabling works net of up-front payments received as property development in progress. In cases where up-front payments received from developers exceed the related expenditures incurred by the Group, such excess is recorded as deferred income. Expenses incurred by the Group on staff, overhead and consultancy fees in respect of these developments are also capitalised as property development in progress. The Group's share of income earned from such operations is recognised in the profit and loss account in accordance with note 1J after netting off any related balance in the property development in progress account at that time.

U Segment reporting

A segment is a distinguishable component of the Group that is engaged either in providing products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.

In accordance with the Group's internal financial reporting system, the Group has chosen business segment information as the primary reporting format. As substantially all the principal activities of the Group are carried out in Hong Kong, no geographical segment information is provided.

Segment revenue, expenses, results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis to that segment. Segment revenue, expenses, assets and liabilities are determined before intra-group balances and intra-group transactions are eliminated as part of the consolidation process, except to the extent that such intra-group balances and transactions are between group enterprises within a single segment.

Segment capital expenditure is the total cost incurred during the year to acquire segment assets that are expected to be used for more than one year.

Unallocated items mainly comprise financial and corporate assets, interest-bearing loans, borrowings, share of results of non-controlled subsidiary, corporate and financing expenses and minority interests.

1 Principal accounting policies (continued)

V Related parties

For the purposes of these financial statements, parties are considered to be related to the Group if the Group has the ability, directly or indirectly, to control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where the Group and the party are subject to common control or common significant influence. Related parties may be individuals or other entities.

W Government grants

Government grants are assistance by Government in the form of transfer of resources in return for the Company's compliance to the conditions attached to it. Government grant, which represents compensation for the cost of an asset, will be deducted from the cost of the asset in arriving at its carrying value to the extent of the amounts received and receivable as at the date of the balance sheet. Any excess of the amount of grant received or receivable over the cost of the asset at the balance sheet date will be carried forward as deferred income to set off future cost of the asset.

2 Fare revenue

The MTR Lines comprise the Kwun Tong, Tsuen Wan, Island, Tung Chung and Tseung Kwan O Lines. The fare revenue attributable to the Tseung Kwan O Line relates to the period after the line commenced operation on 18 August 2002.

3 Non-fare revenue

A Station commercial and other revenue

in HK$ million	**2002**	2001
Station commercial and other revenue comprises:		
Advertising	**399**	428
Kiosk rental	**238**	221
Telecommunication income	**186**	173
Miscellaneous business revenue	**156**	151
	979	973

B Rental and management income

in HK$ million	**2002**	2001
Rental income was attributable to:		
Telford Plaza	**371**	353
Luk Yeung Galleria	**105**	104
Paradise Mall	**113**	80
Maritime Square	**181**	176
Other properties	**127**	104
	897	817
Management income	**85**	73
Property agency income	**5**	1
	987	891

4 Operating expenses before depreciation

A Included in staff costs and related expenses are the following retirement expenses:

in HK$ million	**2002**	2001 (Note 42A)
Contributions to defined contribution plans and Mandatory Provident Fund	**13**	12
Increase in liability for defined benefit plans (Note 36C)	**149**	176
	162	188

The defined benefit expense recognised in respect of 2001 was not restated as an independent actuarial valuation in accordance with SSAP 34 had not been conducted to ascertain the Scheme's position as of 1 January 2001. The amount recognised in the consolidated profit and loss account for the year ended 31 December 2001 was based on the Group's actual contributions made to the Scheme during that year.

B Repairs and maintenance costs relate mainly to contracted maintenance and revenue works. Other routine repairs and maintenance works are performed by in-house operations, the costs of which are included under staff costs and stores and spares consumed.

C Project study and deferred expenditures written off comprise:

in HK$ million	**2002**	2001
Shatin Central Link (Note 17)	**42**	–
North Island Link (Note 17)	**85**	–
Airport Railway improvement works in connection with North Island Link	**63**	–
Others	**28**	16
	218	16

D Included in other expenses are the following charges:

in HK$ million	**2002**	2001
Auditors' remuneration		
– audit services	**3**	3
– other services	**1**	1
Loss on disposal of fixed assets	**17**	6
Operating lease expenses:		
Office buildings and staff quarters	**12**	15
Less: Amount capitalised	**9**	10
	3	5

5 Remuneration of Members of the Board and the Executive Directorate

A Remuneration of Members of the Board and the Executive Directorate

The aggregate emoluments of the Members of the Board and the Executive Directorate of the Company disclosed pursuant to section 161 of the Hong Kong Companies Ordinance were as follows:

in HK$ million	**2002**	2001
Fees	**2**	2
Salaries, allowances and benefits-in-kind	**32**	33
Retirement scheme contributions	**4**	4
	38	39

Included in salaries, allowances and benefits-in-kind are realised gains on exercise of share options amounting to HK$0.2 million *(2001: HK$0.6 million)* in respect of certain Members of the Executive Directorate. Details of the share options granted to the Executive Directorate are disclosed in note 5B. Allowances and benefits-in-kind also include housing, medical and education allowances.

Non-executive directors of the Company are not appointed for a specific term but are subject (save as those appointed pursuant to Section 8 of the Mass Transit Railway Ordinance (Chapter 556 of the Laws of Hong Kong)) to retirement by rotation and re-election at the Company's annual general meetings in accordance with Articles 87 and 88 of the Company's Articles of Association.

The gross emoluments of the Members of the Board and the Members of the Executive Directorate were within the following bands:

Emoluments	**2002 Number**	2001 Number
HK$0 – HK$250,000	**13**	9
HK$500,001 – HK$1,000,000	**1**	–
HK$3,500,001 – HK$4,000,000	**1**	–
HK$4,500,001 – HK$5,000,000	**5**	5
HK$5,000,001 – HK$5,500,000	**–**	1
HK$7,500,001 – HK$8,000,000	**1**	1
	21	16

The information shown in the above table includes the five highest paid employees. The independent non-executive directors' emoluments are included in the first remuneration band.

B Share options

Under the Company's Pre-Global Offering Share Option Scheme ("Share Option Scheme") described in note 41A, Mr. Jack So Chak-kwong and each of the other Members of the Executive Directorate, except Mr. Lincoln Leong Kwok-kuen, were granted options on 20 September 2000 to acquire 1,599,000 and 1,066,000 shares respectively. Mr. Lincoln Leong Kwok-kuen joined the Company on 1 February 2002 and is not a beneficiary of the Share Option Scheme.

Under the vesting terms of the Share Option Scheme, each eligible Member of the Executive Directorate must continue to beneficially own (i) at all times after 26 October 2001, at least 40,000 shares in the case of the Chairman and at least 23,000 shares in the case of other Members of the Executive Directorate, and (ii) at all times after 26 October 2002, at least 80,000 shares in the case of the Chairman and at least 46,000 shares in the case of other Members of the Executive Directorate.

Options exercised and outstanding in respect of each Member of the Executive Directorate as at 31 December 2002 are set out under the paragraph "Board Members and Executive Directorate's Interest in Shares" of the Report of the Members of the Board.

6 Profit on property developments

in HK$ million	**2002**	2001
Profit on property developments comprises:		
Transfer from deferred income (Note 16B)	**2,548**	2,110
Share of surplus from development	**6**	1,096
Profit recognised from sharing in kind	**1,203**	56
Other overhead costs	**(2)**	(14)
	3,755	3,248

Included in share of surplus from development are write-down provision of properties held for sale of HK$44 million *(2001: Nil)* and cost of properties sold of HK$118 million *(2001: Nil)*.

7 Depreciation

in HK$ million	**2002**	2001
Depreciation comprised charges on:		
Railway operations		
– on fixed assets held under finance leases	**19**	19
– on other railway fixed assets	**2,321**	2,036
Assets relating to station advertising, kiosk and miscellaneous businesses	**106**	97
Unallocated corporate assets	**24**	26
	2,470	2,178

8 Interest and finance charges

in HK$ million	**2002**	2001
Interest expenses in respect of:		
Bank loans and overdrafts, and capital market instruments wholly repayable within 5 years	**823**	910
Capital market instruments not wholly repayable within 5 years	**867**	861
Obligations under finance leases	**53**	64
Finance charges	**28**	88
Exchange gain	**-**	(1)
Interest expenses capitalised:		
Tseung Kwan O Extension Project	**(423)**	(661)
Property projects	**(86)**	(144)
Other capital projects	**(81)**	(167)
Assets under construction	**(28)**	(54)
	(618)	(1,026)
	1,153	896
Interest income in respect of:		
Deposits with banks and other financial institutions	**(25)**	(2)
Staff housing loans	**(3)**	(20)
	(28)	(22)
	1,125	874

Interest expenses have been capitalised at the average cost of funds to the Group calculated on a monthly basis. The average interest rates for each month varied from 5.2% to 5.4% per annum during the year *(2001: 5.4% to 7.5% per annum)*.

9 Profit attributable to shareholders

The consolidated profit attributable to shareholders includes a profit of HK$4,142 million *(2001: HK$4,242 million, as restated)* which has been dealt with in the accounts of the Company.

10 Dividends

Dividends paid and proposed during the year comprised:

in HK$ million	**2002**	2001
Dividend approved and paid		
– 2001 final dividend of 28 cents *(2000: 10 cents)* per share approved and paid in 2002	**1,415**	500
– 2002 interim dividend of 14 cents *(2001: 14 cents)* per share	**717**	703
	2,132	1,203
Dividend proposed		
– Final dividend proposed after the balance sheet date of 28 cents *(2001: 28 cents)* per share	**1,444**	1,415

The final dividend proposed after the balance sheet date has not been recognised as a liability at the balance sheet date.

During the year, scrip dividend elections were offered to shareholders with Hong Kong addresses. The Company's majority shareholder, the Financial Secretary Incorporated ("FSI"), had elected to receive part of its entitlement to dividends in the form of scrip to the extent necessary to ensure that the amount payable in cash would not exceed 50% of the total dividend payable. Details of dividends paid to the FSI are disclosed in note 39J.

Pursuant to the financing arrangement under the Penny's Bay Rail Link Project Agreement entered into between the Group and the Government, HK$219 million *(2001: Nil)* interim cash dividend declared and payable to the Government during the year had been waived (Note 39F).

11 Earnings per share

The calculation of basic earnings per share is based on the profit for the year attributable to shareholders of HK$4,212 million *(2001: HK$4,278 million, as restated)* and the weighted average number of ordinary shares of 5,098,511,864 in issue during the year *(2001: 5,015,601,057)*.

The calculation of diluted earnings per share is based on the profit for the year attributable to shareholders of HK$4,212 million *(2001: HK$4,278 million, as restated)* and the weighted average number of ordinary shares of 5,105,400,689 *(2001: 5,030,188,894)* after adjusting for the number of dilutive potential ordinary shares under the employee share option scheme calculated as follows:

	2002	2001
Weighted average number of ordinary shares used in calculating basic earnings per share	**5,098,511,864**	5,015,601,057
Number of ordinary shares deemed to be issued for no consideration	**6,888,825**	14,587,837
Weighted average number of ordinary shares used for calculating the diluted earnings per share	**5,105,400,689**	5,030,188,894

12 Taxation

A Profits tax

Taxation in the consolidated profit and loss account and consolidated balance sheet comprised overseas tax liabilities in respect of consultancy services income earned offshore, chargeable at the appropriate current rates of taxation ruling in the relevant countries.

No provision for Hong Kong profits tax has been made in the consolidated profit and loss account in respect of the Company and its local subsidiaries, as the Company and its local subsidiaries either have substantial accumulated tax losses brought forward which are available for set off against current year's assessable profits or have sustained tax losses as at 31 December 2002.

B Deferred tax

Provision for deferred taxation is not required as any potential liability arising from tax depreciation allowances in excess of related depreciation is not expected to crystallise in the foreseeable future.

The major components of unprovided deferred taxation are:

in HK$ million	**2002**	2001
Depreciation allowances in excess of related depreciation	**6,467**	5,932
Future benefit of tax losses	**(4,342)**	(4,450)
Other timing differences	**1,117**	1,117
Net deferred tax liabilities	**3,242**	2,599

No deferred taxation has been provided on the surpluses arising on the revaluation of properties as the disposal of these assets at their carrying value would result in capital gains which are not subject to taxation.

13 Segmental information

The results of major business activities are summarised below:

in HK$ million	Railway operations	Station commercial and other businesses	Property ownership and management	Total railway operations and related activities	Property developments	Total
2002						
Revenue	5,720	979	987	7,686	–	7,686
Less: Operating expenses before depreciation	2,804	185	167	3,156	–	3,156
	2,916	794	820	4,530	–	4,530
Profit on property developments	–	–	–	–	3,755	3,755
Operating profit before depreciation	2,916	794	820	4,530	3,755	8,285
Less: Depreciation	2,339	106	1	2,446	–	2,446
	577	**688**	**819**	**2,084**	**3,755**	5,839
Unallocated corporate expenses						(540)
Interest and finance charges (net)						(1,125)
Share of profit of non-controlled subsidiary						39
Taxation						(1)
Profit for the year ended 31 December 2002						**4,212**
Assets						
Operational assets	80,216	1,327	10,380	91,923	104	92,027
Railway construction in progress	109	–	–	109	–	109
Railway assets under construction	2,453	1	–	2,454	–	2,454
Property development in progress	–	–	–	–	2,870	2,870
Properties held for sale	–	–	–	–	794	794
	82,778	1,328	10,380	94,486	3,768	98,254
Interest in non-controlled subsidiary						88
Unallocated assets						2,778
Total assets						101,120
Liabilities						
Segmented liabilities	3,690	182	367	4,239	312	4,551
Deferred income	–	–	–	–	6,226	6,226
	3,690	182	367	4,239	6,538	10,777
Unallocated liabilities						33,508
Minority interests						8
Total liabilities						44,293
Other Information						
Capital expenditure on:						
Operational assets and assets under construction	4,215	722	39			
Railway construction in progress	220					
Property development in progress					356	
Non-cash expenses other than depreciation	14	3	–			

13 Segmental information (continued)

in HK$ million	Railway operations	Station commercial and other businesses	Property ownership and management	Total railway operations and related activities	Property developments	Total (Note 42A)
2001						
Revenue	5,728	973	891	7,592	–	7,592
Less: Operating expenses before depreciation	2,856	197	159	3,212	–	3,212
	2,872	776	732	4,380	–	4,380
Profit on property developments	–	–	–	–	3,248	3,248
Operating profit before depreciation	2,872	776	732	4,380	3,248	7,628
Less: Depreciation	2,053	97	2	2,152	–	2,152
	819	679	730	2,228	3,248	5,476
Unallocated corporate expenses						(353)
Interest and finance charges (net)						(874)
Share of profit of non-controlled subsidiary						29
Profit for the year ended 31 December 2001						4,278
Assets						
Operational assets	64,415	1,207	10,417	76,039	301	76,340
Railway construction in progress	12,873	–	–	12,873	–	12,873
Railway assets under construction	3,024	–	–	3,024	–	3,024
Property development in progress	–	–	–	–	3,361	3,361
Properties held for sale	–	–	–	–	689	689
	80,312	1,207	10,417	91,936	4,351	96,287
Interest in non-controlled subsidiary						49
Unallocated assets						1,790
Total assets						98,126
Liabilities						
Segmented liabilities	3,773	164	359	4,296	141	4,437
Deferred income	–	–	–	–	8,411	8,411
	3,773	164	359	4,296	8,552	12,848
Unallocated liabilities						31,385
Total liabilities						44,233
Other Information						
Capital expenditure on:						
Operational assets and assets under construction	2,201	581	196			
Railway construction in progress	3,679					
Property development in progress					789	
Non-cash expenses other than depreciation	6	1	3			

No geographical analysis is shown as substantially all the principal activities of the Company and its subsidiaries are carried out in Hong Kong.

14 Fixed assets

The Group

in HK$ million	Investment properties	Leasehold land and buildings	Civil works	Plant and equipment	Assets under construction	Total
Cost or Valuation						
At 1 January 2002	10,363	1,603	36,191	43,423	3,024	94,604
Additions	16	–	–	62	1,928	2,006
Disposals / Write-offs	–	–	(3)	(122)	(91)	(216)
Deficit on revaluation (Note 33)	(112)	(115)	–	–	–	(227)
Reclassification	–	–	(13)	13	–	–
Tseung Kwan O Extension Project commissioned (Note 15)	–	150	8,374	7,279	–	15,803
Other assets commissioned	–	–	543	1,864	(2,407)	–
At 31 December 2002	10,267	1,638	45,092	52,519	2,454	111,970
At Cost	–	731	45,092	52,519	2,454	100,796
At 31 December 2002 Valuation	10,267	907	–	–	–	11,174
Aggregate depreciation						
At 1 January 2002	–	73	1,969	13,319	–	15,361
Charge for the year	–	34	357	2,079	–	2,470
Written back on disposal	–	–	(2)	(106)	–	(108)
Written back on revaluation (Note 33)	–	(23)	–	–	–	(23)
At 31 December 2002	–	84	2,324	15,292	–	17,700
Net book value at 31 December 2002	**10,267**	**1,554**	**42,768**	**37,227**	**2,454**	**94,270**
Net book value at 31 December 2001	10,363	1,530	34,222	30,104	3,024	79,243

14 Fixed assets (continued)

The Company

in HK$ million	Investment properties	Leasehold land and buildings	Civil works	Plant and equipment	Assets under construction	Total
Cost or Valuation						
At 1 January 2002	10,363	1,603	36,191	43,423	3,024	94,604
Additions	16	–	–	59	1,926	2,001
Disposals / Write-offs	–	–	(3)	(122)	(91)	(216)
Transfer to subsidiary	–	–	–	(609)	(2)	(611)
Deficit on revaluation (Note 33)	(112)	(115)	–	–	–	(227)
Reclassification	–	–	(13)	13	–	–
Tseung Kwan O Extension Project commissioned (Note 15)	–	150	8,374	7,279	–	15,803
Other assets commissioned	–	–	543	1,864	(2,407)	–
At 31 December 2002	10,267	1,638	45,092	51,907	2,450	111,354
At Cost	–	731	45,092	51,907	2,450	100,180
At 31 December 2002 Valuation	10,267	907	–	–	–	11,174
Aggregate depreciation						
At 1 January 2002	–	73	1,969	13,319	–	15,361
Charge for the year	–	34	357	2,020	–	2,411
Written back on disposal	–	–	(2)	(106)	–	(108)
Written back on transfer to subsidiary	–	–	–	(320)	–	(320)
Written back on revaluation (Note 33)	–	(23)	–	–	–	(23)
At 31 December 2002	–	84	2,324	14,913	–	17,321
Net book value at 31 December 2002	**10,267**	**1,554**	**42,768**	**36,994**	**2,450**	**94,033**
Net book value at 31 December 2001	10,363	1,530	34,222	30,104	3,024	79,243

A The remaining lease periods in respect of the investment properties and leasehold land and buildings held in Hong Kong are as follows:

The Group and The Company

			Leasehold land and buildings			
	Investment properties		Leasehold land for railway depots		Office land and buildings	
in HK$ million	**2002**	2001	**2002**	2001	**2002**	2001
Net book value or valuation						
Over 50 years	**1,436**	1,522	**169**	172	**15**	16
10 to 50 years	**8,831**	8,841	**478**	336	**892**	1,006
	10,267	10,363	**647**	508	**907**	1,022

The Group has no investment properties with an unexpired lease term of 20 years or less.

14 Fixed assets (continued)

B The lease of the land on which the civil works, plant and equipment are situated for the operation of the railway was granted to the Company under a running line lease for the period up to 30 June 2047, which has been extended to 29 June 2050. It is assumed that the lease will be renewed and that the operation of the railway will continue after 2050.

Under the terms of the lease, the Company undertakes to keep and maintain all the leased areas, including underground and overhead structures, at its own cost. With respect to parts of the railway situated in structures where access is shared with other users, such as the Lantau Fixed Crossing, the Company's obligation for maintenance is limited to the railway only. All maintenance costs incurred under the terms of the lease have been dealt with as railway operating costs in the profit and loss account.

C All the investment properties of the Group were revalued at 31 December 2002 by DTZ Debenham Tie Leung, Chartered Surveyors, at open market value. The majority of the valuations are based on capitalisation of the net income receivable at an appropriate capitalisation rate, taking into account the reversionary income potential. The net revaluation deficit of HK$112 million *(2001: surplus of HK$17 million)* arising from the revaluation has been charged against the investment property revaluation reserve (note 33).

D All self-occupied office land and buildings were revalued at 31 December 2002 by DTZ Debenham Tie Leung, Chartered Surveyors, at open market value on an existing use basis. The net revaluation deficit of HK$92 million *(2001: deficit of HK$23 million)* arising from the revaluation has been transferred to the fixed asset revaluation reserve to offset against prior period revaluation surpluses (note 33).

The carrying amount of the self-occupied land and buildings at 31 December 2002 would have been HK$928 million *(2001: HK$949 million)* had the office land and buildings been stated at cost less accumulated depreciation.

E Fixed assets include the following assets held under agreements which are treated as finance leases:

The Group and The Company

in HK$ million	Cost **2002**	Aggregate depreciation **2002**	Net book value **2002**	Net book value 2001
Civil works				
– Eastern Harbour Crossing	**1,254**	**230**	**1,024**	1,043

The Company has entered into a Management Agreement (the "Agreement") with New Hong Kong Tunnel Company Limited to operate the Eastern Harbour Crossing until 2008. Included in the assets held under the Agreement are railway and ancillary works relating to the rail tunnel.

At the expiry of the Agreement, title to the assets will, pursuant to the Eastern Harbour Crossing Ordinance, be vested in the Government which has in turn entered into a Memorandum of Understanding dated 17 October 1986 with the Company to the effect that the assets will be vested in the Company on terms to be agreed between the Company and the Government. On 30 June 2000, the Company entered into a further agreement with the Government pursuant to which the relevant assets will be vested by the Government into the Company in 2008 for a nominal consideration and the Company agreed to indemnify the Government for certain amounts which are expected to be nominal. On this basis, the semi-annual payments made by the Company to New Hong Kong Tunnel Company Limited in respect of the Eastern Harbour Crossing are dealt with in these accounts as payments under a finance lease.

F The Group leases out investment properties and station kiosks under operating leases. The leases typically run for an initial period of one to six years, with an option to renew the lease after that date at which time all terms will be renegotiated. Lease payments are usually adjusted annually to reflect market rentals. Certain leases carry additional rental based on turnover.

The gross carrying amounts of investment properties of the Group and the Company held for use in operating leases were HK$10,267 million *(2001: HK$10,363 million)*. The gross carrying amounts of station kiosks held for use in operating leases were HK$314 million *(2001: HK$208 million)* and the related accumulated depreciation charges were HK$52 million *(2001: HK$45 million)*.

The Group's total future minimum lease payments under non-cancellable operating leases are receivable as follows:

The Group and The Company

in HK$ million	**2002**	2001
Within 1 year	**910**	842
After 1 year but within 5 years	**1,261**	1,408
Later than 5 years	**168**	226
	2,339	2,476

15 Railway construction in progress

The Group and The Company

in HK$ million	Balance at 1 Jan 2002	Transferred from deferred expenditure (Note 17)	Expenditure during the year	Capitalised on commissioning (Note 14)	Balance at 31 Dec 2002
Tseung Kwan O Extension Project					
Main contracts					
– Civil works	5,866	–	804	(6,670)	–
– Plant and equipment	2,359	–	958	(3,317)	–
– Works entrusted to Government	378	–	85	(463)	–
Associated construction costs					
– Site investigation	74	–	3	(77)	–
– Rental of work sites	184	–	349	(533)	–
Overheads					
– Consultancy fees	801	–	36	(837)	–
– Staff costs and general expenses	1,742	–	312	(2,054)	–
Finance costs	1,429	–	423	(1,852)	–
	12,833	–	2,970	(15,803)	–
Tseung Kwan O Extension Further Capital Works Project					
Construction costs	1	–	–	–	1
Consultancy fees	22	–	1	–	23
Staff costs and general expenses	14	–	1	–	15
Finance costs	3	–	1	–	4
	40	–	3	–	43
Penny's Bay Rail Link Project					
Construction costs	–	9	130	–	139
Consultancy fees	–	18	17	–	35
Staff costs and general expenses	–	41	68	–	109
Finance costs	–	–	2	–	2
	–	68	217	–	285
Government grant received (Note 39F)					(219)
					66
Total	12,873	68	3,190	(15,803)	109

16 Property development in progress and deferred income

Under the Airport Railway Agreement related to the construction of the Airport Railway, the Government had granted to the Company land on five station sites along the railway at full market value for property development. In preparing the sites for development, the Company incurs costs related to foundation and site enabling works and expects the costs to be reimbursed by property developers in the form of up-front cash payments when development packages are awarded. In accordance with the development agreements entered into with property developers, the developers are also responsible for the balance of the development costs.

Despite having entered into the development agreements with the developers, the Company being the grantee of the land remains primarily responsible for the fulfilment of all the conditions and obligations in the Land Grant. Such conditions and obligations include the type and quantity of the developments that must be built, public facilities to be provided, and the completion date of the project.

Costs of foundation and site enabling works incurred by the Company are capitalised as property development in progress and payments received from developers are credited to property development in progress to offset costs incurred in respect of the same development. In cases where payments received from developers exceed the related expenditure incurred by the Company, such excess is recorded as deferred income (note 16B). In these cases, any subsequent expenditure incurred by the Company in respect of that development will be charged against deferred income. It is expected that the majority of deferred income will be recognised as profits of the Company at the appropriate time after charging any remaining costs related to foundation and site enabling works, and after taking into account the outstanding risks and obligations retained by the Company relating to each development. Until such time as deferred income is recognised as profit, it is recorded as a liability of the Company in recognition of the Company's obligations under the Land Grant.

The TKE Project Agreement entered into between the then Secretary for Transport, for and on behalf of the Government, and the Company in respect of the construction of the Tseung Kwan O Extension provides the Company with the right to undertake property developments at four station and depot sites along the Tseung Kwan O Line ("Tseung Kwan O Extension Property Projects"). The basis of accounting for development costs incurred by the Company and payments received by the Company related thereto is consistent with that for the property developments along the Airport Railway ("Airport Railway Property Projects").

A Property development in progress

The Group and The Company

in HK$ million	Balance at 1 Jan	Expenditure	Offset against payments received from developers (Note 16B)	Balance at 31 Dec
2002				
Airport Railway Property Projects	**583**	**76**	**(62)**	**597**
Tseung Kwan O Extension and other property projects	**2,778**	**280**	**(785)**	**2,273**
	3,361	**356**	**(847)**	**2,870**
2001				
Airport Railway Property Projects	634	51	(102)	583
Tseung Kwan O Extension and other property projects	2,065	738	(25)	2,778
	2,699	789	(127)	3,361

16 Property development in progress and deferred Income (continued)

B Deferred income

The Group and The Company

in HK$ million	Balance at 1 Jan	Payments received from developers	Offset against property development in progress (Note 16A)	Amount recognised as profit (Note 6)	Balance at 31 Dec
2002					
Airport Railway Property Projects	**8,401**	**425**	**(62)**	**(2,548)**	**6,216**
Tseung Kwan O Extension Property Projects	**10**	**785**	**(785)**	**-**	**10**
	8,411	**1,210**	**(847)**	**(2,548)**	**6,226**
2001					
Airport Railway Property Projects	10,388	225	(102)	(2,110)	8,401
Tseung Kwan O Extension Property Projects	15	20	(25)	-	10
	10,403	245	(127)	(2,110)	8,411

C Stakeholding funds

As stakeholder under certain Airport Railway Property Projects, the Company receives and manages deposit monies and sales proceeds in respect of sales of properties under those developments. These monies are placed in separate designated bank accounts and, together with any interest earned, will be released to the developers for the reimbursement of costs of the respective developments in accordance with the terms and conditions of the Government Consent Schemes and development agreements. Accordingly, the balances of the stakeholding funds and the corresponding bank balances have not been included in the Group's and the Company's balance sheets. Movements in stakeholding funds during the year were as follows:

The Group and The Company

in HK$ million	**2002**	2001
Balance as at 1 January	**5,686**	4,011
Stakeholding funds received and receivable	**8,399**	11,482
Add: Interest earned thereon	**65**	137
	14,150	15,630
Disbursements during the year	**(10,919)**	(9,944)
Balance as at 31 December	**3,231**	5,686
Represented by:		
Balances in designated bank accounts as at 31 December	**3,229**	5,684
Retention receivable	**2**	2
	3,231	5,686

17 Deferred expenditure

The Group and The Company

in HK$ million	Balance at 1 Jan	Transfer to railway construction in progress (Note 15)	Premium on bond issue	Expenditure/ (Amortisation) during the year	Amount written off to profit and loss account (Note 4C)	Balance at 31 Dec
2002						
Deferred finance charges	**133**	–	**(53)**	**(8)**	**–**	**72**
Expenditure on proposed capital projects						
– Penny's Bay Rail Link	**68**	**(68)**	**–**	**–**	**–**	**–**
– North Island Link	**77**	**–**	**–**	**8**	**(85)**	**–**
– Shatin Central Link	**42**	**–**	**–**	**–**	**(42)**	**–**
– Tung Chung Cable Car Project	**6**	**–**	**–**	**11**	**–**	**17**
– West Island Link	**–**	**–**	**–**	**16**	**–**	**16**
– Interchange – Shatin Central Line	**–**	**–**	**–**	**1**	**–**	**1**
	326	**(68)**	**(53)**	**28**	**(127)**	**106**
2001						
Deferred finance charges	149	–	–	(16)	–	133
Expenditure on proposed capital projects						
– Penny's Bay Rail Link	21	–	–	47	–	68
– North Island Link	17	–	–	60	–	77
– Shatin Central Link	–	–	–	42	–	42
– Tung Chung Cable Car Project	–	–	–	6	–	6
	187	–	–	139	–	326

Deferred expenditures relating to the Penny's Bay Rail Link were transferred to Railway Construction in Progress upon signing of the Penny's Bay Rail Link Project Agreement with the Government during the year.

Expenditures incurred in respect of the Shatin Central Link and the North Island Link were written off to the profit and loss account following an unsuccessful bid for the construction and operation of the Shatin Central Link, and Government's decision to defer the completion of the North Island Link to beyond 2016.

18 Interest in non-controlled subsidiary

The Group and the Company had the following interest in a non-controlled subsidiary at 31 December 2002:

	The Group		The Company	
in HK$ million	**2002**	2001	**2002**	2001
Unlisted shares, *at cost*	**–**	–	**24**	24
Share of net assets	**88**	49	**–**	–
	88	49	**24**	24

Name of company	Issued and paid up ordinary share capital	Interest in equity shares held by the Company	Place of incorporation	Principal activities
Octopus Cards Limited	HK$42,000,000	57.4%	Hong Kong	Development and operation of smart card system

In June 1994, the Company entered into an agreement with four local transport companies, Kowloon-Canton Railway Corporation, The Kowloon Motor Bus Company (1933) Limited, Citybus Limited and The Hongkong and Yaumati Ferry Co., Limited, to incorporate a company, Creative Star Limited, now Octopus Cards Limited ("OCL"), to undertake the development and operation of the "Octopus" contactless smart card ticketing system, which was initially used by the shareholding transport companies. Although the Company holds a majority interest in the issued shares of OCL, its appointees to the Board of Directors of OCL are limited to 49% of the voting rights at board meetings. The shareholders have agreed to provide the necessary funding to OCL for its operations and for the development of the "Octopus" system.

On 20 April 2000, OCL received approval from The Hong Kong Monetary Authority to become a deposit-taking company ("DTC") for purposes of extending the use of Octopus cards to a wider range of services, including those that are non-transport related. Prior to becoming a DTC, the Octopus card was exempted from the definition of "multi-purpose card" under the Banking Ordinance (Chapter 155 of the Laws of Hong Kong) on the basis that its use was restricted to transport related services only. In connection with the application, the Company and the other shareholders of OCL injected HK$28 million and HK$42 million in the form of subordinated loan and share capital respectively into OCL on 18 April 2000 in order to fulfill the capital requirements pursuant to the Banking Ordinance. The contributions were made in proportion to each shareholder's interest in the shares of OCL.

On 17 January 2001, the Company entered into a new Shareholders' Agreement with the other shareholders of OCL. Under this agreement, the Company disposed of a shareholding interest of 10.4% in OCL to certain other shareholders of OCL for a consideration of HK$16 million, together with a deferred consideration to be received in the event of OCL subsequently becoming a stock exchange listed company. On 17 October 2001, OCL repaid half, or HK$9.5 million of the Company's subordinated loans granted to OCL in connection with the above mentioned application to become a DTC. In January 2002, OCL repaid the remaining balance of the Company's subordinated loans.

During the year ended 31 December 2002, a total amount of HK$45 million *(2001: HK$44 million)* was paid by the Company to OCL in respect of the central clearing services provided by OCL to the Company. During the same period, load agent fees amounting to HK$11 million *(2001: HK$12 million)* were received from OCL in respect of services and facilities provided by the Company at various MTR stations to enable customers to add value to the Octopus cards.

In addition, services fees amounting to HK$2 million *(2001: HK$2 million)* were received from OCL in respect of rental of computer equipment and services and warehouse storage space payable to the Company under a service agreement.

18 Interest in non-controlled subsidiary (continued)

The condensed profit and loss account and the balance sheet for OCL are shown below:

Profit and loss account

Year ended 31 December *in HK$ million*	**2002 (Audited)**	2001 (Audited and restated)
Turnover	**175**	152
Other operating income	**53**	42
	228	194
Staff costs	**(53)**	(51)
Load agent fees	**(21)**	(21)
Other expenses	**(55)**	(46)
Operating profit before depreciation	**99**	76
Depreciation	**(61)**	(55)
Operating profit before interest and finance charges	**38**	21
Net interest income	**30**	29
Profit before taxation	**68**	50
Taxation	**-**	-
Profit for the year	**68**	50
Group's share of profit	**39**	29

Balance sheet

At 31 December *in HK$ million*	**2002 (Audited)**	2001 (Audited and restated)
Assets		
Fixed assets	**306**	333
Investments	**590**	452
Cash at banks and in hand	**236**	183
Other assets	**67**	79
	1,199	1,047
Liabilities		
Card floats and card deposits due to cardholders	**(996)**	(899)
Amounts due to shareholders	**(18)**	(19)
Other liabilities	**(31)**	(29)
Shareholders' loans	**-**	(14)
	(1,045)	(961)
Net assets	**154**	86
Shareholders' funds		
Share capital	**42**	42
Retained profits	**112**	44
	154	86
Group's share of net assets	**88**	49

19 Investments in subsidiaries

The Company

in HK$ million	**2002**	2001
Unlisted shares, *at cost*	**166**	52
Less: Impairment losses	**3**	3
	163	49

Details of subsidiaries as at 31 December 2002, other than the non-controlled subsidiary the relevant details of which are disclosed in note 18, are as follows:

		Proportion of ownership interest				
Name of company	Issued and paid up ordinary/registered share capital	Group's effective interest	Held by the Company	Held by subsidiary	Place of incorporation and operation	Principal activities
Fasttrack Insurance Ltd.	HK$77,500,000	100%	100%	–	Bermuda	Insurance underwriting
MTR Corporation (C.I.) Limited	US$1,000	100%	100%	–	Cayman Islands	Finance
MTR Engineering Services Limited	HK$1,000	100%	100%	–	Hong Kong	Engineering services
MTR Property Agency Co. Limited	HK$2	100%	100%	–	Hong Kong	Property agency
MTR Travel Limited	HK$2,500,000	100%	100%	–	Hong Kong	Travel services
MTR Consultancy (Shenzhen) Limited	HK$1,000,000	100%	100%	–	The People's Republic of China (Incorporated)	Railway consultancy services
MTR Corporation (Singapore) Pte. Ltd.	S$50,000	100%	100%	–	Singapore	Railway consultancy services
MTR (Shanghai Consultancy) Company Limited	HK$1,000	100%	100%	–	Hong Kong	Railway consultancy services
MTR (Shanghai Metro Management) Limited	HK$1,000	100%	100%	–	Hong Kong	Project management services
MTR (Shanghai Project Management) Limited	HK$1,000	100%	100%	–	Hong Kong	Railway consultancy services
Shanghai Hong Kong Metro Construction Management Co. Ltd.	HK$15,000,000	60%	–	60%	The People's Republic of China (Incorporated)	Railway construction management
MTR China Property Limited	HK$1,000	100%	100%	–	Hong Kong	Property management
Shenzhen Donghai Anbo Property Management Co. Ltd.	RMB3,000,000	51%	–	51%	The People's Republic of China (Incorporated)	Property management
MTR Telecommunication Company Limited	HK$100,000,000	100%	100%	–	Hong Kong	Radio communication services
TraxComm Limited	HK$1,000	100%	100%	–	Hong Kong	Fixed telecommunication network services
Hong Kong Cable Car Limited	HK$1,000	100%	100%	–	Hong Kong	Dormant
Lantau Cable Car Limited	HK$1,000	100%	100%	–	Hong Kong	Dormant
MTR (Estates Management) Limited	HK$1,000	100%	100%	–	Hong Kong	Dormant

19 Investments in subsidiaries (continued)

No dividend has been paid or is payable to the Company by the subsidiaries for the year up to 31 December 2002.

In May 2002 and June 2002, the Group acquired 51% and 60% interests in Shenzhen Donghai Anbo Property Management Co. Ltd. and Shanghai Hong Kong Metro Construction Management Co. Ltd. for HK$1 million and HK$9 million respectively, satisfied in cash. As a result, the Group's profit for the year and the net assets as at the year end have both been increased by HK$0.2 million.

20 Staff housing loans

The Group and The Company

in HK$ million	Balance at 1 Jan	New loans drawndown	Redemption	Repayment	Reduction in provision	Balance at 31 Dec
2002						
Housing loans receivable	**128**	**–**	**(34)**	**(10)**	**–**	**84**
Less: General provision	**1**	**–**	**–**	**–**	**(1)**	**–**
	127	**–**	**(34)**	**(10)**	**1**	**84**
2001						
Housing loans receivable	638	3	(487)	(26)	–	128
Less: General provision	3	–	–	–	(2)	1
	635	3	(487)	(26)	2	127

The Group and The Company

in HK$ million	**2002**	2001
Amount receivable:		
– within 1 year	**9**	12
– after 1 year	**75**	115
	84	127

The MTR Staff Housing Loan Scheme, a Company financed scheme, was introduced in 1997 to replace, on a phased basis, the previous arrangements whereby interest subsidies were paid by the Company to eligible employees. All housing loans granted to employees carry interest either at the prevailing Best Lending Rate less 1.75% per annum or at the Company's Average Cost of Borrowings plus 0.75% per annum, and are secured by mortgage over the relevant properties.

21 Properties held for sale

The Group and The Company

in HK$ million	**2002**	2001
Properties held for sale		
– at cost	**271**	689
– at net realisable value	**523**	–
	794	689

The properties held for sale at 31 December 2001 and 2002 comprised residential units, retail and car parking spaces at the Olympic Station and Kowloon Station developments. They are properties received by the Company, either as property sharing in kind or as part of the profit distribution upon completion of the development (note 6). The properties are stated in the balance sheet at the lower of cost, which is deemed to be their net realisable value upon recognition (note 1J(vii)), or their net realisable value at the balance sheet date. Net realisable value represents the estimated selling price less costs to be incurred in selling the properties. The net realisable values as at 31 December 2001 and 2002 are determined by reference to an open market valuation of the properties as at those dates, undertaken by DTZ Debenham Tie Leung, Chartered Surveyors.

Properties held for sale at net realisable value are stated net of general provision, made in order to state these properties at the lower of their cost and estimated net realisable value. The amount of write-down of properties to estimated net realisable value recognised in the consolidated profit and loss account is HK$44 million *(2001: Nil)*.

22 Stores and spares

The Group and The Company

in HK$ million	**2002**	2001
Stores and spares expected to be consumed:		
– within 1 year	**138**	138
– after 1 year	**127**	130
	265	268
Less: Specific provision for obsolete stock	**6**	7
	259	261

Stores and spares expected to be consumed after 1 year comprise mainly contingency spares and stocks kept to meet cyclical maintenance requirements.

23 Debtors, deposits and payments in advance

	The Group		**The Company**	
in HK$ million	**2002**	2001	**2002**	2001
Debtors (net of specific allowances for bad and doubtful debts), deposits and payments in advance relate to:				
– Tseung Kwan O Extension Project	**1**	21	**1**	21
– Railway operations and other projects	**726**	809	**717**	816
	727	830	**718**	837

The Group's credit policy in respect of receivables arising from its principal activities are as follows:

(i) Rentals, advertising and telecommunications fees are billed monthly with due dates ranging from 7 to 50 days. Tenants of the Group's investment properties and station kiosks are required to pay three months' rental deposit upon the signing of lease agreements.

(ii) Amounts receivable under interest rate and currency swap agreements with financial institutions are due in accordance with the respective terms of the agreements.

(iii) Debtors in relation to capital works entrusted to the Group, subject to any agreed retentions, are due within 21 days upon the certification of work in progress.

Fare revenue is collected either in cash for single and two-ride tickets or through Octopus Cards with daily settlement.

The ageing analysis of debtors included above is as follows:

	The Group		**The Company**	
in HK$ million	**2002**	2001	**2002**	2001
Amount not yet due	**548**	698	**546**	697
Overdue by 30 days	**82**	65	**80**	65
Overdue by 60 days	**10**	9	**10**	9
Overdue by 90 days	**4**	3	**4**	3
Overdue by more than 90 days	**13**	16	**12**	16
Total debtors	**657**	791	**652**	790
Deposits and payments in advance	**70**	39	**66**	47
	727	830	**718**	837

As at 31 December 2002, all debtors, deposits and payments in advance were expected to be recovered within one year except for HK$25 million *(2001: HK$21 million)* included in the amounts relating to railway operations and other projects, which were expected to be recovered after one year.

Included in amount not yet due are HK$70 million *(2001: Nil)* receivable from property purchasers, which are due for payment in accordance with the terms of individual agreements on sales and purchases.

24 Amounts due from the Government and other related parties

	The Group		The Company	
in HK$ million	**2002**	2001	**2002**	2001
Amounts due from:				
– the Government	**57**	78	**57**	78
– the Housing Authority	**30**	65	**30**	65
– the Kowloon-Canton Railway Corporation ("KCRC")	**8**	3	**8**	3
– non-controlled subsidiary	**–**	6	**–**	6
– other subsidiaries of the Company (net of provision for losses)	**–**	–	**198**	30
	95	152	**293**	182

The amount due from the Government relates to outstanding receivable and retention, as well as provision for contract claims recoverable from the Government, in connection with infrastructure works entrusted to the Company.

The amount due from the Housing Authority relates to site formation works entrusted to the Company by the Housing Authority in respect of the Tseung Kwan O Extension Project. The entrustment arrangement enabled early possession of a site by the Group to facilitate railway construction.

The amount due from KCRC relates to works entrusted to the Company in connection with the provision of interchange stations between the MTR and KCRC systems.

As at 31 December 2002, the contract retentions on the above entrusted works due for release after one year were HK$7 million *(2001: HK$16 million)*. All other amounts due from the Government and other related parties were expected to be received within 12 months.

25 Cash and cash equivalents

	The Group		The Company	
in HK$ million	**2002**	2001	**2002**	2001
Deposits with banks and other financial institutions	**1,651**	180	**1,524**	78
Cash at banks and in hand	**67**	35	**39**	34
Cash and cash equivalents in the balance sheet	**1,718**	215	**1,563**	112
Bank overdrafts (Note 26B)	**(34)**	(49)	**(34)**	(49)
Cash and cash equivalents in the cash flow statement	**1,684**	166	**1,529**	63

26 Loans and obligations under finance leases

A By type

The Group

in HK$ million	Balance at year end closing rate **2002**	Exchange (gain)/loss on related forward exchange contracts **2002**	Balance **2002**	Balance 2001
Capital market instruments				
Listed or publicly traded:				
US dollar Yankee notes due 2005	**2,340**	**(16)**	**2,324**	2,324
US dollar Global notes due 2009	**5,850**	**(15)**	**5,835**	5,834
US dollar Global notes due 2010	**4,680**	**(1)**	**4,679**	4,679
Debt issuance programme notes due 2005	**195**	**–**	**195**	195
	13,065	**(32)**	**13,033**	13,032
Unlisted:				
Debt issuance programme notes due 2003 to 2018	**7,538**	**(4)**	**7,534**	7,534
HK dollar note issuance programme notes due 2003	**500**	**–**	**500**	500
HK dollar notes due 2004 to 2008	**2,350**	**–**	**2,350**	2,350
HK dollar retail bonds due 2004 to 2006	**3,500**	**–**	**3,500**	–
	13,888	**(4)**	**13,884**	10,384
Total capital market instruments	**26,953**	**(36)**	**26,917**	23,416
Bank loans and overdrafts	**5,969**	**14**	**5,983**	7,219
	32,922	**(22)**	**32,900**	30,635
Obligations under finance leases (Note 26C)	**608**	**–**	**608**	750
Total	**33,530**	**(22)**	**33,508**	31,385

The Company

in HK$ million	Balance at year end closing rate **2002**	Exchange (gain)/loss on related forward exchange contracts **2002**	Balance **2002**	Balance 2001
Capital market instruments				
Listed or publicly traded:				
US dollar Yankee notes due 2005	**2,340**	**(16)**	**2,324**	2,324
US dollar Global notes due 2009	**5,850**	**(15)**	**5,835**	5,834
US dollar Global notes due 2010	**4,680**	**(1)**	**4,679**	4,679
Debt issuance programme notes due 2005	**195**	**–**	**195**	195
	13,065	**(32)**	**13,033**	13,032
Unlisted:				
Debt issuance programme notes due 2003 to 2018	**4,888**	**(4)**	**4,884**	4,884
HK dollar note issuance programme notes due 2003	**500**	**–**	**500**	500
	5,388	**(4)**	**5,384**	5,384
Total capital market instruments	**18,453**	**(36)**	**18,417**	18,416
Bank loans and overdrafts	**5,969**	**14**	**5,983**	7,219
	24,422	**(22)**	**24,400**	25,635
Obligations under finance leases (Note 26C)	**608**	**–**	**608**	750
Total	**25,030**	**(22)**	**25,008**	26,385

26 Loans and obligations under finance leases (continued)

As at 31 December 2002, the Group had available undrawn committed bank loan facilities amounting to HK$6,000 million *(2001: HK$5,495 million)*. In addition, the Group had a number of uncommitted facilities with undrawn amounts totalling HK$11,943 million *(2001: HK$11,841 million)*, comprising a multi-currency debt issuance programme and short-term bank loan facilities.

B By repayment terms

The Group

in HK$ million	Capital market instruments **2002**	Bank loans and overdrafts **2002**	Obligations under finance leases **2002**	Total **2002**	Total 2001
Long-term loans and obligations under finance leases					
Amounts repayable beyond 5 years	**11,482**	**255**	**–**	**11,737**	12,396
Amounts repayable within a period of between 2 and 5 years	**6,769**	**1,218**	**393**	**8,380**	13,614
Amounts repayable within a period between 1 and 2 years	**4,415**	**4,073**	**112**	**8,600**	4,772
Amounts repayable within 1 year	**4,251**	**403**	**103**	**4,757**	160
	26,917	**5,949**	**608**	**33,474**	30,942
Bank overdrafts	**–**	**34**	**–**	**34**	49
Short-term loans	**–**	**–**	**–**	**–**	394
	26,917	**5,983**	**608**	**33,508**	31,385

The Company

in HK$ million	Capital market instruments **2002**	Bank loans and overdrafts **2002**	Obligations under finance leases **2002**	Total **2002**	Total 2001
Long-term loans and obligations under finance leases					
Amounts repayable beyond 5 years	**10,982**	**255**	**–**	**11,237**	11,896
Amounts repayable within a period of between 2 and 5 years	**2,719**	**1,218**	**393**	**4,330**	9,614
Amounts repayable within a period between 1 and 2 years	**965**	**4,073**	**112**	**5,150**	4,272
Amounts repayable within 1 year	**3,751**	**403**	**103**	**4,257**	160
	18,417	**5,949**	**608**	**24,974**	25,942
Bank overdrafts	**–**	**34**	**–**	**34**	49
Short-term loans	**–**	**–**	**–**	**–**	394
	18,417	**5,983**	**608**	**25,008**	26,385

The amounts repayable within 1 year in respect of long-term loans and obligations under finance leases are included in long-term loans as these amounts are intended to be refinanced on a long-term basis.

26 Loans and obligations under finance leases (continued)

C Obligations under finance leases

As at 31 December 2002, the Group and the Company had obligations under finance leases repayable as follows:

The Group and The Company

in HK$ million	Present value of the minimum lease payments **2002**	Interest expense relating to future periods **2002**	Total minimum lease payments **2002**	Present value of the minimum lease payments 2001	Interest expense relating to future periods 2001	Total minimum lease payments 2001
Amounts repayable beyond 5 years	–	–	–	141	9	150
Amounts repayable within a period of between 2 and 5 years	**393**	**57**	**450**	364	86	450
Amounts repayable within a period of between 1 and 2 years	**112**	**38**	**150**	103	47	150
Amounts repayable within 1 year	**103**	**47**	**150**	142	58	200
	608	**142**	**750**	750	200	950

Obligations under finance lease are the Group's and the Company's commitments to make future payments to New Hong Kong Tunnel Company Limited under the management agreement for the Eastern Harbour Crossing which is treated as a finance lease (note 14E).

D Bonds and notes issued and redeemed

Bonds and notes issued during the year ended 31 December 2001 and 2002 comprise:

The Group

	2002		2001	
in HK$ million	Principal amount	Net consideration received	Principal amount	Net consideration received
Debt issuance programme notes	–	–	2,650	2,648
HK dollar retail bonds	**3,500**	**3,553**	–	–
HK dollar notes	–	–	2,350	2,347
	3,500	**3,553**	5,000	4,995

All the above bonds and notes were issued by a subsidiary, MTR Corporation (C.I.) Limited. The bonds and notes issued are unconditionally and irrevocably guaranteed by the Company; and are direct, unsecured, unconditional and unsubordinated to other unsecured and unsubordinated obligations of MTR Corporation (C.I.) Limited. The obligations of the Company under the guarantee are direct, unsecured, unconditional, and unsubordinated to other unsecured and unsubordinated obligations of the Company. The net proceeds received from the issues were on lent to the Company for general working capital, refinancing or other corporate purposes.

None of the Group's issued debt securities was redeemed during the year ended 31 December 2002.

26 Loans and obligations under finance leases (continued)

E Guarantees

There were no guarantees given by the Government in respect of loan facilities as at 31 December 2002 and 2001.

F Interest rates

The total borrowings, excluding obligations under finance leases, of HK$32,900 million *(2001: HK$30,635 million)* comprise:

The Group

	2002		2001	
	Loan amount HK$ million	Interest rate % p.a.	Loan amount HK$ million	Interest rate % p.a.
Fixed rate loans and loans swapped to fixed rates	**20,325**	**4.3 – 8.4**	15,901	4.5 – 8.4
Variable rate loans and loans swapped from fixed rate	**12,575**	**(Note)**	14,734	(Note)
	32,900		30,635	

The Company

	2002		2001	
	Loan amount HK$ million	Interest rate % p.a.	Loan amount HK$ million	Interest rate % p.a.
Fixed rate loans and loans swapped to fixed rates	**12,075**	**4.3 – 8.4**	11,151	4.5 – 8.4
Variable rate loans and loans swapped from fixed rate	**12,325**	**(Note)**	14,484	(Note)
	24,400		25,635	

Note: Interest rates are determined by reference to either the Hong Kong prime rate, the Hong Kong Interbank Offered Rate or the London Interbank Offered Rate.

27 Off-balance sheet financial instruments

The Group has employed off-balance sheet derivative instruments such as interest rate swaps and currency swaps to manage its interest rate and foreign exchange exposure. These instruments are used solely to reduce or eliminate the financial risk associated with the Group's liabilities and not for trading or speculation purposes.

The contracted notional amounts of derivative instruments outstanding by maturity and type at 31 December 2002 are as follows:

The Group and The Company

	2002				2001
	Maturing in				
Notional amount *in HK$ million*	Less than 2 years	2-5 years	Over 5 years	Total	Total
Foreign exchange forwards	**311**	**184**	**–**	**495**	534
Cross currency and interest rate swaps	**3,892**	**2,775**	**6,847**	**13,514**	8,288
Interest rate swaps and options	**14,750**	**6,100**	**2,060**	**22,910**	10,910
	18,953	**9,059**	**8,907**	**36,919**	19,732

27 Off-balance sheet financial instruments (continued)

There are four main categories of risk related to using derivative instruments, namely market risk, credit risk, operational risk and legal risk. Since the Group employs derivative instruments purely for hedging purposes, it is not exposed to market risk because any change in market values will be offset by an opposite change in the market values of the underlying liabilities being hedged.

The Group manages credit risk by assigning limits to counter-parties and by dealing only with financial institutions with acceptable credit ratings. The Group further monitors its credit exposure by estimating the fair market values plus any potential adverse movement in the values of the derivative instruments employed. The Group has not experienced non-performance by any counter-party.

The Group has internal control measures to safeguard compliance with policies and procedures to minimise operational risk. Standardised or master agreements are used whenever practicable to reduce legal risk and credit exposure.

28 Creditors, accrued charges and provisions

	The Group		The Company	
in HK$ million	**2002**	2001 (Note 42A)	**2002**	2001 (Note 42A)
Creditors, accrued charges and provisions				
– Airport Railway Project	**282**	335	**282**	335
– Tseung Kwan O Extension Project	**814**	479	**814**	479
– Property Projects	**281**	75	**281**	75
– Railway operations and other projects	**2,383**	2,271	**2,305**	2,235
	3,760	3,160	**3,682**	3,124

The above amounts are mainly related to capital projects which are settled upon certification of work in progress and swap interest payable. The Group has no significant balances of trade creditors resulting from its provision of transportation services.

The analysis of creditors included above by due dates is as follows:

	The Group		The Company	
in HK$ million	**2002**	2001 (Note 42A)	**2002**	2001 (Note 42A)
Due within 30 days or on demand	**547**	595	**531**	578
Due after 30 days but within 60 days	**667**	1,106	**654**	1,092
Due after 60 days but within 90 days	**50**	44	**47**	43
Due after 90 days	**2,043**	971	**2,006**	967
	3,307	2,716	**3,238**	2,680
Rental and other refundable deposits	**295**	290	**286**	290
Accrued employee benefits	**158**	154	**158**	154
Total	**3,760**	3,160	**3,682**	3,124

Creditors, accrued charges and provisions in respect of the Airport Railway and Tseung Kwan O Extension projects include provisions for claims on completed contracts, which were capitalised as part of the railway assets upon commissioning of the Tung Chung and Airport Express Lines in 1998 and the Tseung Kwan O Line in August 2002. Most of the claims relating to the Tung Chung and Airport Express Lines have been resolved and claims in respect of the newly commissioned Tseung Kwan O Line are being assessed and resolved as part of the normal process of managing a major construction project. It is anticipated that, subject to unforeseen circumstances, the remaining amount required to be paid will be sufficiently covered by the above mentioned provisions of the respective projects.

As at 31 December 2002, all creditors, accrued charges and provisions were expected to be settled within one year except for HK$382 million *(2001: HK$460 million)* included in the amounts relating to railway operations and other projects, which were expected to be settled after one year. The amounts due after one year are mainly rental deposits received from shop and station kiosk tenants and advance income received from telecommunication services operators.

29 Contract retentions

The Group and The Company

in HK$ million	Due for release after 12 months	Due for release within 12 months	Total
2002			
Tseung Kwan O Extension Project	**–**	**237**	**237**
Property Projects	**–**	**31**	**31**
Railway operations and other projects	**62**	**166**	**228**
	62	**434**	**496**
2001			
Tseung Kwan O Extension Project	201	225	426
Property Projects	32	34	66
Railway operations and other projects	142	164	306
	375	423	798

30 Amounts due to the Government and other related parties

The following are amounts due to the Government and Airport Authority in respect of works entrusted to them by the Group and the amounts due to the subsidiaries:

	The Group		The Company	
in HK$ million	**2002**	2001	**2002**	2001
Amounts due to:				
– the Government	**129**	282	**129**	282
– the Airport Authority	**76**	119	**76**	119
– non-controlled subsidiary	**4**	–	**4**	–
– the Company's subsidiaries	**–**	–	**8,590**	5,031
	209	401	**8,799**	5,432

As at 31 December 2002, all amounts *(2001: HK$401 million)* due to the Government and Airport Authority and HK$90 million *(2001: HK$31 million)* due to the subsidiaries are expected to be settled within one year.

31 Deferred liabilities

The Group and The Company

in HK$ million	**2002**	2001
Estate management funds		
– Refundable deposits on managed properties	**31**	31
– Building maintenance and asset replacement reserve funds	**54**	47
	85	78

32 Share capital, share premium and capital reserve

in HK$ million	**2002**	2001
Authorised:		
6,500,000,000 shares of HK$1.00 each	**6,500**	6,500
Issued and fully paid:		
5,158,748,655 shares *(2001: 5,055,229,742 shares)* of HK$1.00 each	**5,159**	5,055
Share premium	**1,563**	564
Capital reserve	**27,188**	27,188
	33,910	32,807

Pursuant to the Articles of Association of the Company, the capital reserve can only be applied in paying up in full unissued shares to be allotted and distributed as fully paid bonus shares to the shareholders of the Company.

Share premium represents the amount by which the issue price of shares exceeds the par value of those shares. The application of the share premium account is governed by section 48B of the Hong Kong Companies Ordinance.

New shares issued and fully paid up during the year comprise:

			Proceeds credited to		
	Number of shares	Option/ scrip price HK$	Share capital account HK$ million	Share premium account HK$ million	Total HK$ million
Employee share options exercised	4,362,000	8.44	4	33	37
Issued as 2001 final scrip dividends	63,322,970	11.17	64	644	708
Issued as 2002 interim scrip dividends	35,833,943	9.99	36	322	358
	103,518,913		104	999	1,103

Outstanding share options under the Pre-Global Offering Share Option Scheme as at 31 December 2002 are disclosed in note 41A.

33 Other reserves

The Group

in HK$ million	Investment property revaluation reserve	Fixed asset revaluation reserve	Retained profits	Total
2002				
Balance as at 1 January 2002 as previously reported	**6,518**	**116**	**14,608**	**21,242**
Prior period adjustments in respect of annual leave and passage expenses (Note 42A)	**–**	**–**	**(156)**	**(156)**
	6,518	**116**	**14,452**	**21,086**
Prior period adjustments in respect of pension expenses (Note 42A)	**–**	**–**	**(45)**	**(45)**
Balance as at 1 January 2002 as restated	**6,518**	**116**	**14,407**	**21,041**
Dividends paid	**–**	**–**	**(2,132)**	**(2,132)**
Deficits on revaluation	**(112)**	**(92)**	**–**	**(204)**
Profit for the year	**–**	**–**	**4,212**	**4,212**
Balance as at 31 December 2002	**6,406**	**24**	**16,487**	**22,917**
2001				
Balance as at 1 January 2001 as previously reported	6,501	139	11,527	18,167
Prior period adjustments in respect of annual leave and passage expenses (Note 42A)	–	–	(150)	(150)
Balance as at 1 January 2001 as restated	6,501	139	11,377	18,017
Dividends paid	–	–	(1,203)	(1,203)
Surplus/(Deficit) on revaluation	17	(23)	–	(6)
Profit for the year (as restated)	–	–	4,278	4,278
Balance as at 31 December 2001	6,518	116	14,452	21,086

33 Other reserves (continued)

The Company

in HK$ million	Investment property revaluation reserve	Fixed asset revaluation reserve	Retained profits	Total
2002				
Balance as at 1 January 2002 as previously reported	**6,518**	**116**	**14,545**	**21,179**
Prior period adjustments in respect of annual leave and passage expenses (Note 42A)	**–**	**–**	**(154)**	**(154)**
	6,518	**116**	**14,391**	**21,025**
Prior period adjustments in respect of pension expenses (Note 42A)	**–**	**–**	**(45)**	**(45)**
Balance as at 1 January 2002 as restated	**6,518**	**116**	**14,346**	**20,980**
Dividends paid	**–**	**–**	**(2,132)**	**(2,132)**
Deficits on revaluation	**(112)**	**(92)**	**–**	**(204)**
Profit for the year	**–**	**–**	**4,142**	**4,142**
Balance as at 31 December 2002	**6,406**	**24**	**16,356**	**22,786**
2001				
Balance as at 1 January 2001 as previously reported	6,501	139	11,500	18,140
Prior period adjustments in respect of annual leave and passage expenses (Note 42A)	–	–	(148)	(148)
Balance as at 1 January 2001 as restated	6,501	139	11,352	17,992
Dividends paid	–	–	(1,203)	(1,203)
Surplus/(Deficit) on revaluation	17	(23)	–	(6)
Profit for the year (as restated)	–	–	4,242	4,242
Balance as at 31 December 2001	6,518	116	14,391	21,025

The investment property and fixed asset revaluation reserves were set up to deal with the gains or losses arising from the revaluation of investment properties and self-occupied office land and buildings respectively (note 1F).

The investment property and fixed asset revaluation reserves are not available for distribution to shareholders because they do not constitute realised profits. As at 31 December 2002, the total amount of reserves available for distribution to shareholders under the Hong Kong Companies Ordinance amounted to HK$16,356 million *(2001: HK$14,391 million, as restated)*.

Included in the Group's retained profits as at 31 December 2002 is an amount of HK$64 million *(2001: HK$25 million)*, being the retained profits attributable to the non-controlled subsidiary.

34 Acquisition of subsidiaries

During 2002, the Company acquired 51% and 60% interests in Shenzhen Donghai Anbo Property Management Co. Ltd. and Shanghai Hong Kong Metro Construction Management Co. Ltd. for HK$1 million and HK$9 million respectively, both acquisitions were satisfied in cash.

The fair value of assets acquired and liabilities assumed were as follows:

in HK$ million	**2002**
Net assets acquired:	
Prepayments	1
Cash at bank and in hand	16
Net identifiable assets	17
Less: Minority interests	7
Total purchase price paid, satisfied in cash	10
Less: Cash of subsidiaries acquired	16
Net cash inflows in respect of the purchase of subsidiaries	(6)

35 Retirement Schemes

The Company operates two occupational retirement schemes, the MTR Corporation Limited Retirement Scheme (the "Retirement Scheme") and a top-up scheme, the MTR Corporation Limited Retention Bonus Scheme (the "RBS"). In addition, in accordance with the Mandatory Provident Fund ("MPF") Schemes Ordinance, the Company has set up an MPF Scheme on 1 December 2000 by participating in a master trust scheme provided by an independent MPF service provider. Employees eligible to join the Retirement Scheme can choose between the Retirement Scheme and the MPF Scheme while temporary employees are required to join the MPF Scheme.

The assets of these schemes are held under the terms of separate trust arrangements. These trusts ensure that the assets are kept separate from those of the Company.

A Retirement Scheme

The Retirement Scheme was established under trust at the beginning of 1977. The Retirement Scheme contains both defined benefit and defined contribution elements. The Retirement Scheme was registered under the Occupational Retirement Schemes Ordinance (Chapter 426 of the Laws of Hong Kong) ("ORSO") with effect from 31 October 1994. On 3 July 2000, exemption was granted by the MPF Authority to maintain the Retirement Scheme and offer it as an alternative to the MPF Scheme.

The Retirement Scheme provides both a hybrid benefit section and a defined contribution benefit section, offering benefits on retirement, permanent disability, death and leaving service to its members. The hybrid benefit section provides benefits based on the greater of a multiple of final salary and accumulated contributions with investment returns. The defined contribution benefit section, which was implemented on 1 April 1999, is a member choice plan which provides retirement benefits based on accumulated contributions and investment returns only. Promotees who are promoted after 1 April 1999 can choose to join either the defined contribution benefit section or to remain in the hybrid benefit section. As the hybrid benefit section was closed to new entrants on 31 March 1999, staff joining the Company on or after 1 April 1999 who would be eligible to join the Retirement Scheme can choose to join either the defined contribution benefit section or, commencing 1 December 2000, the MPF Scheme.

(a) The hybrid benefit section

Members' contributions to the hybrid benefit section are based on a fixed percentage of basic salary. The Company's contributions are determined by the Executive Directorate with reference to an actuarial valuation. At 31 December 2002, the total membership was 6,397 *(2001: 6,715)*. In 2002, members contributed HK$75 million *(2001: HK$78 million)* and the Company contributed HK$256 million *(2001: HK$267 million)* to the hybrid benefit section. The net asset value of the hybrid benefit section as at 31 December 2002 was HK$3,769 million *(2001: HK$3,726 million)*.

35 Retirement Schemes (continued)

(b) The defined contribution benefit section

Both members' and the Company's contributions to the defined contribution benefit section are based on fixed percentages of members' basic salary. As at 31 December 2002, the total membership under this section was 363 *(2001: 368)*. In 2002, total members' contributions were HK$5.2 million *(2001: HK$4.4 million)* and the total contribution from the Company was HK$10.6 million *(2001: HK$9.1 million)*. The net asset value as at 31 December 2002 was HK$28.6 million *(2001: HK$19.7 million)*.

According to the terms of the trust deed, forfeitures were transferred to the reserve account to be utilised at the discretion of the Company.

(c) Actuarial valuations

Actuarial valuations are carried out annually in accordance with the ORSO. A full actuarial valuation of the Retirement Scheme, comprising both the hybrid and the defined contribution benefit sections, was carried out at 31 December 2002 by Towers, Perrin, Forster & Crosby, Inc., an independent firm of consulting actuaries, using the Attained Age Method. The principal actuarial assumptions used included a long-term rate of investment return net of salary increases of 2.25% *(2001: 2%)* per annum, together with appropriate allowances for expected rates of mortality, turnover, redundancy and retirement and an adjustment for salary increases expected over the short term. The actuary confirmed that, at the valuation date:

(i) the solvency ratio of the hybrid benefit section of the Retirement Scheme was 97.2%, the Scheme's assets were not sufficient to meet its aggregate vested liability by HK$110 million, had all members left the scheme; however

(ii) as long as the hybrid benefit section of the Retirement Scheme is funded in accordance with the same contribution rates as in 2002, it is expected that the scheme's assets would be sufficient to eliminate the expected vested liability shortfall within a period of 3 years from date of valuation.

B RBS

The RBS was established under trust as of 1 January 1995. The RBS is a defined benefit scheme and applies to all employees classified by the Company as staff working on designated projects and who are not on gratuity terms. The RBS provides for benefits to be payable only in the event of redundancy for accrued service up to 31 December 2002. The RBS was registered under the Occupational Retirement Schemes Ordinance with effect from 1 December 1995. As at 31 December 2002, there were 520 members *(2001: 692)* under the RBS.

The RBS is non-contributory for members. The Company's contributions are determined by the Executive Directorate with reference to an actuarial valuation and are charged as part of the staff costs to various projects on the basis of the amount contributed. During 2002, the Company's contributions amounted to HK$2 million *(2001: HK$3 million)*. The net asset value of the RBS as at 31 December 2002 was HK$23 million *(2001: HK$45 million)*.

Actuarial valuations are carried out annually. A full actuarial valuation of the RBS was carried out at 31 December 2002 by Towers, Perrin, Forster & Crosby, Inc. using the Attained Age Method. The principal actuarial assumptions used included an expected weighted rate of investment return net of salary increases, of approximately 1.25% *(2001: 0%)* per annum, together with appropriate allowance for expected rates of redundancy. The actuary confirmed that, at the valuation date:

(i) due to the nature of the RBS which provides for benefits only on redundancy, there was no aggregate vested liability, and thus the RBS was technically solvent; and

(ii) the value of the RBS assets, together with the future contributions recommended by the actuary and to be adopted by the Company, would be sufficient to meet the liabilities of the RBS on an on-going basis.

C MPF Scheme

Effective from the MPF commencement date of 1 December 2000, the Company joined The Bank Consortium MPF Plan which has been registered with the Mandatory Provident Fund Schemes Authority and authorised by the Securities and Futures Commission. As at 31 December 2002, the total number of employees of the Company participating in the MPF Scheme was 502 *(2001: 438)*. In 2002, total members' contributions were HK$2.0 million *(2001: HK$2.5 million)* and total contribution from the Company was HK$2.3 million *(2001: HK$2.7 million)*.

36 Defined benefit retirement plan obligations

The Group makes contributions to two defined benefit plans that provide benefits for employees upon retirement or termination of services for other reasons (note 35). The movements in respect of these defined benefit plans during the year are summarised as follows:

A The amounts recognised in the balance sheets:

The Group and The Company

in HK$ million	Retirement Scheme **2002**	RBS **2002**	Total **2002**	Retirement Scheme 2001	RBS 2001	Total 2001
Present value of funded obligations	**3,775**	**31**	**3,806**	3,717	46	3,763
Fair value of plan assets	**(3,768)**	**(23)**	**(3,791)**	(3,673)	(45)	(3,718)
Net unrecognised actuarial losses	**(6)**	**(6)**	**(12)**	–	–	–
Net liability	**1**	**2**	**3**	44	1	45

The plans had no investment in shares or debt securities issued by the Company.

B Movements in the net liability recognised in the balance sheets:

The Group and The Company

in HK$ million	Retirement Scheme **2002**	RBS **2002**	Total **2002**
At 1 January	**44**	**1**	**45**
Contributions paid to the Schemes	**(256)**	**(2)**	**(258)**
Expense recognised in the profit and loss account (Notes 4A and 36C)	**213**	**3**	**216**
At 31 December	**1**	**2**	**3**

C Expense recognised in the consolidated profit and loss account:

in HK$ million	Retirement Scheme **2002**	RBS **2002**	Total **2002**
Current service cost	**220**	**3**	**223**
Interest cost	**220**	**1**	**221**
Expected return on plan assets	**(227)**	**(1)**	**(228)**
	213	**3**	**216**
Less: Amount capitalised	**64**	**3**	**67**
	149	**–**	**149**

The retirement expense is recognised under staff costs and related expenses in the consolidated profit and loss account.

D Actual gain/(loss) on plan assets

in HK$ million	**2002**
MTRCL Retirement Scheme	**(60)**
MTRCL Retention Bonus Scheme	**1**

36 Defined benefit retirement plan obligations (continued)

E The principal actuarial assumptions used as at 31 December 2002 (expressed as weighted average) are as follows:

	Retirement Scheme **2002**	RBS **2002**	Retirement Scheme 2001	RBS 2001
Discount rate at 31 December	**5.25%**	**1.50%**	6.00%	2.50%
Expected rate of return on plan assets	**6.00%**	**2.00%**	6.00%	2.50%
Future salary increases	**3.75%**	**0.75%**	4.00%	2.50%

Certain comparative information is not provided as an independent actuarial valuation is not required and has not been conducted to ascertain the Schemes' position as at 1 January 2001.

37 Railway projects

A Tseung Kwan O Project

The Project Agreement with the Government related to the design, construction, financing and operation of the Tseung Kwan O Extension was signed on 4 November 1998.

The Agreement also permits the Company to undertake commercial and residential property developments at the proposed development sites in Tseung Kwan O South Area 86, Tiu Keng Leng, Tseung Kwan O Town Centre and Hang Hau, with approximate site areas totalling 42.64 hectares.

The project was completed four months earlier than schedule with service on the Tseung Kwan O Line commencing on 18 August 2002. Although the final accounts of a few contracts are under negotiation with the contractors, it is anticipated that the total cost of the project will be approximately HK$16 billion, as compared to the original budget of HK$30.5 billion.

B Penny's Bay Rail Link

The Project Agreement between the Government and the Company for the design, construction, financing and operation of the Penny's Bay Rail Link was signed on 24 July 2002.

Under the Agreement, the project is scheduled to be completed and opened for service on 1 July 2005. The capital cost estimate for the project based on the defined scope of works and programme is estimated at HK$2 billion.

Following the signing of the Agreement, the Company has awarded 13 major contracts amounting to some HK$928 million for the construction of railway. It is anticipated that the project will be completed within the capital cost estimate of HK$2 billion.

At 31 December 2002, the Company had incurred expenditure of HK$285 million on the project *(2001: HK$68 million regarded as Deferred Expenditure)* and had authorised outstanding commitments on contracts totalling HK$825 million *(2001: HK$22 million)* related to the project.

38 Interests in jointly controlled operations

The Group has the following jointly controlled operations in respect of its property development projects as at 31 December 2002.

Location/ development package	Land use	Total gross floor area (sq. m.)	Actual or expected completion date
Hong Kong Station	Office / Retail / Hotel	415,900	By phases from 1998–2005
Kowloon Station			
Package One	Residential	147,547	Completed in 2000
Package Two	Residential	210,319	By phases from 2002–2003
Package Three	Residential	105,886	2004
Package Four	Residential	128,845	2003
Package Five, Six and Seven	Residential / Office / Retail / Hotel / Serviced Apartment	504,350	By phases from 2005–2008
Olympic Station			
Package One	Residential / Office / Retail	309,069	By phases from 1998–2000
Package Two	Residential / Retail	268,650	By phases from 2001–2002
Package Three	Residential	104,452	2005
Tsing Yi Station	Residential / Retail	292,795	Fully completed in 1999
Tung Chung Station			
Package One	Residential / Office / Retail / Hotel	361,691	By phases from 1999–2005
Package Two	Residential / Retail	255,949	By phases from 2002–2006
Package Three	Residential / Retail	413,154	By phases from 2002–2007
Hang Hau Station	Residential / Retail	142,152	2005
Tiu Keng Leng Station	Residential / Retail	253,765	By phases from 2005–2006
Tseung Kwan O Station			
Area 55b	Residential / Retail	96,797	2006
Area 57a	Residential / Retail	29,642	2005
Choi Hung Park-and-Ride	Residential / Retail	21,582	2005

The Group's assets held in relation to these joint venture operations include various site foundation works and related staff and overhead costs. The costs incurred by the Group on each development package are set off against any up-front payments received from developers in relation to that development package, and the balance is shown on the balance sheet either as property development in progress or deferred income (note 16) as the case may be. As at 31 December 2002, total property development in progress in respect of these jointly controlled operations was HK$1,126 million *(2001: HK$621 million)* and total deferred income was HK$6,226 million *(2001: HK$8,411 million)*.

As the Group is not involved in the financing of the construction of the developments, the only financial liability in respect of these developments as at 31 December 2002 was HK$56 million *(2001: HK$81 million)* in respect of accruals related to property enabling works.

During the year ended 31 December 2002, profits of HK$3,755 million *(2001: HK$3,248 million)* were recognised (note 6).

39 Material related party transactions

The Financial Secretary Incorporated, which holds approximately 76% of the Company's issued share capital on trust for the Government of the Hong Kong SAR, is the majority shareholder of the Company. Transactions between the Group and Government departments, agencies or Government controlled entities, other than those transactions such as the payment of fees, taxes, leases and rates, etc. that arise in the normal dealings between the Government and the Group, are considered to be related party transactions pursuant to SSAP 20 "Related party disclosures" and are identified separately in these accounts.

Members of the Board and Members of the Executive Directorate, and parties related to them, are also considered to be related parties of the Group. Transactions with these parties, except for those involving a Member of the Board or his related parties where the relevant Member abstains from voting, are separately disclosed in the accounts.

Major related party transactions entered into by the Group in prior years include:

A The Company entered into the Airport Railway Agreement with the Government on 5 July 1995 for the construction of the Airport Railway. In addition to specifying the parameters for the design, construction and operation of the Tung Chung and Airport Express Lines, the Agreement also included provisions for the granting of land to the Company for property development (note 16).

B The Company entered into the TKE Project Agreement with the Government on 4 November 1998 for the design, construction, financing and operation of the Tseung Kwan O Extension and the granting of land for commercial and residential property developments along the railway extension (note 37A).

C On 30 June 2000, the Appointed Day for the purposes of the Mass Transit Railway Ordinance, the Company was granted a franchise, for an initial period of 50 years, to operate the existing mass transit railway, and to operate and construct any extension to the railway. On the same day, the Company entered into an Operating Agreement with the Government which detailed provisions for the design, construction, maintenance and operation of the railway under the franchise. The Government has also acknowledged in the Operating Agreement that the Company will require an appropriate commercial rate of return on its investment in any new railway project (which would ordinarily be between 1% to 3% above the estimated weighted average cost of capital of the Company) and that financial and other support from the Government may be required.

D On 14 July 2000, the Company received a comfort letter from the Government pursuant to which Government agreed to extend the period of certain of the Company's land interests so that they are coterminous with the Company's initial 50-year franchise.

During the year, the Group has had the following material related party transactions:

E In connection with the construction of the Airport Railway and the Tseung Kwan O Extension, certain essential project works are embedded within the infrastructure works to be undertaken by the Government or certain of its related parties. These works have been entrusted to the Government and its related parties and are payable on an actual cost basis according to architectural certifications. The Government and certain of its related parties, on the other hand, have entered into entrustment agreements with the Company for the construction of various other infrastructure works that are also reimbursable according to actual costs certified. Details of the amounts paid and the amounts receivable and payable as at 31 December 2002 are provided in notes 15, 24 and 30 respectively.

F On 24 July 2002, the Company entered into an agreement with the Government specifying the parameters for the design, construction, financing and operation of the Penny's Bay Rail Link (the "PBL Agreement"). In connection with the financing of the PBL Project, the Government agreed to provide financial support to the Company in order to bridge the funding gap between the Company's required rate of return of 11.25% per annum in respect of the PBL Project, and the projected return of the PBL pursuant to the terms of the Operating Agreement (note 39C). Such financial support, which amounted to HK$798 million at net present value on 1 January 2002, is to be provided through the Government waivers of its entitlement to cash dividends in respect of its shareholding, commencing from the financial year ended 31 December 2002 and thereafter as is equivalent to the funding gap. During the year ended 31 December 2002, interim cash dividend amounted to HK$219 million *(2001: Nil)* had been waived by the Government (note 39J). The dividends waived have been recorded as a reduction to shareholders' funds and have been set off against cumulative construction cost of the PBL Project (note 15).

G A Provisional Agreement for the Company to build and operate the Tung Chung Cable Car Project ("Cable Car Project") together with a Theme Village at Ngong Ping on the Lantau Island was entered into between the Company and the Government on 31 July 2002. The Cable Car Project is planned for service opening in August 2005 and the cost estimate of railway works as per the Financial Proposal to Government is HK$750 million. As at 31 December 2002, the Company had incurred expenditure of HK$17 million *(2001: HK$6 million)* on the project which was regarded as deferred expenditure in the balance sheet.

H The Company has business transactions with its non-controlled subsidiary in the normal course of operations, details of which are disclosed in note 18.

39 Material related party transactions (continued)

I The Group has paid remuneration to the Members of the Board and Members of the Executive Directorate. Details of these transactions are described in note 5. In addition, the Members of the Executive Directorate were granted share options under the Company's Pre-Global Offering Share Option Scheme. Details of these benefits in kind are disclosed in note 5B and under the paragraph "Board Members and Executive Directorate's interests in shares" in the Report of the Members of the Board.

J During the year, the following dividends were paid to or waived by the Government:

in HK$ million	2002 Interim dividend	2001 Final dividend	Total
Cash dividends paid	–	470	470
Cash dividends waived (Note 39F)	219	–	219
Shares allotted in respect of scrip dividends	330	614	944
	549	1,084	1,633

40 Commitments

A Capital commitments

(i) Outstanding capital commitments as at 31 December 2002 not provided for in the accounts were as follows:

The Group and The Company

in HK$ million	Railway operations	Tseung Kwan O Extension Project	Penny's Bay Rail Link and Tung Chung Cable Car Projects	Property development projects	Total
2002					
Authorised but not yet contracted for	**499**	**–**	**–**	**1,934**	**2,433**
Authorised and contracted for	**1,321**	**–**	**1,017**	**67**	**2,405**
	1,820	**–**	**1,017**	**2,001**	**4,838**
2001					
Authorised but not yet contracted for	854	4,142	–	1,985	6,981
Authorised and contracted for	1,738	1,025	22	154	2,939
	2,592	5,167	22	2,139	9,920

Included in the amounts authorised but not yet contracted for are costs that will not be subject to construction contracts such as staff costs, overhead expenses and capitalised interest.

(ii) The commitments under railway operations comprise the following:

The Group and The Company

in HK$ million	Improvement and enhancement works	Acquisition of property, plant and equipment	Total
2002			
Authorised but not yet contracted for	**338**	**161**	**499**
Authorised and contracted for	**665**	**656**	**1,321**
	1,003	**817**	**1,820**
2001			
Authorised but not yet contracted for	625	229	854
Authorised and contracted for	908	830	1,738
	1,533	1,059	2,592

40 Commitments (continued)

(iii) Commitments in respect of jointly controlled operations have been included in the commitments for Property Development Projects above and were as follows:

The Group and The Company

in HK$ million	**2002**	2001
Authorised but not yet contracted for	**1,931**	1,983
Authorised and contracted for	**57**	38
	1,988	2,021

B Operating lease commitments

The Group had operating leases on office buildings and staff quarters as at 31 December 2002. The total future minimum lease payments under non-cancellable operating leases are payable as follows:

The Group and The Company

in HK$ million	**2002**	2001
Payable within one year		
Leases expiring within one year	**3**	4
Leases expiring between one to five years	**4**	8
	7	12
Payable after one but within five years	**2**	4
Payable after five years	**–**	–
	9	16

The above includes HK$6 million *(2001: HK$10 million)* in respect of the office accommodation and quarters for construction project staff. The majority of the leases are subject to rent reviews.

C Liabilities and commitments in respect of property management contracts

The Group had, over the years, jointly developed with outside property developers certain properties above or adjacent to railway depots and stations. Under most of the development agreements, the Group retained the right to manage these properties after their completion. The Group, as manager of these properties, enters into services contracts with outside contractors for the provision of security, cleaning, maintenance and other services on behalf of the managed properties. The Group is primarily responsible for these contracts, but any contract costs incurred will be reimbursed by the owners and tenants of the managed properties from the management funds as soon as they are paid.

As at 31 December 2002, the Group had total outstanding liabilities and contractual commitments of HK$445 million *(2001: HK$390 million)* in respect of these works and services. Cash funds totalling HK$530 million *(2001: HK$435 million)* obtained through monthly payments of management service charges from the managed properties are held by the Group on behalf of those properties for settlement of works and services provided.

41 Employee Share Option Schemes

A Pre-Global Offering Share Option Scheme

In connection with the Initial Public Offering ("IPO") and Stock Exchange listing of the Company's shares in October 2000, a Pre-Global Offering Share Option Scheme ("Share Option Scheme") was established. Under the Share Option Scheme, a total of 769 employees including all the Members of the Executive Directorate, except Mr. Lincoln Leong Kwok-kuen who was appointed on 1 February 2002, were granted on 20 September 2000 options to purchase an aggregate of 48,338,000 shares at an exercise price of HK$8.44 per share, which was equivalent to 90% of the IPO offer price of HK$9.38 per share. The options may be exercised prior to 11 September 2010, subject to the vesting provisions under the Scheme, which provide that certain proportions of the underlying shares in respect of which options were granted under the Share Option Scheme will vest at certain specified times, as follows:

Date	Proportion of options vested
Before 5 October 2001	None
5 October 2001 to 4 October 2002	One-third
5 October 2002 to 4 October 2003	Two-thirds
After 4 October 2003	All

In 2002, 14,651,500 options to subscribe for shares were vested and 4,362,000 share options previously vested have been exercised. The weighted average closing price in respect of the share options exercised during the year was HK$10.32 per share. In addition, 2,815,000 share options lapsed as a result of the resignation of certain option holders during the year. As at 31 December 2002, total options to subscribe for 36,763,500 *(2001: 43,940,500)* shares remained outstanding.

41 Employee Share Option Schemes *(continued)*

B New Joiners Share Option Scheme

In May 2002, the New Joiners Share Option Scheme (the "New Scheme") was adopted at the Annual General Meeting to provide share options to new members of the top and senior management of the Company who did not participate in the Pre-Global Offering Share Option Scheme. Under the Rules of the New Scheme, a maximum of 5,056,431 shares may be issued pursuant to the exercise of options granted under the New Scheme. Options granted will vest in respect of their underlying shares over a period of three years from the date on which the relevant option is granted. The exercise price of the options granted under the New Scheme is to be set at a level which reflects generally the share price of the Company at the time of grant of the options.

As at 31 December 2002, no option has been granted under the New Scheme.

42 Adoption of new accounting standards in Hong Kong

The following new or revised SSAPs issued by the Hong Kong Society of Accountants, which became effective during 2002, were adopted for preparation of the Group's financial statements for the years ended 31 December 2001 and 2002:

- SSAP 34, Employee Benefits
- SSAP 35, Accounting for Government Grants and Disclosure of Government Assistance
- SSAP 1 (revised), Presentation of Financial Statements
- SSAP 15 (revised), Cash Flow Statements

A Adoption of SSAP 34, Employee Benefits

As a result of the first time adoption of SSAP 34 and the transitional provisions prescribed in the Standard, the Group has made the following adjustments to its financial results for the year ended 31 December 2002 which are relevant to the Group:

	The Group			**The Company**		
	Net movements in entitlements			Net movements in entitlements		
in HK$ million	Balance as at 1 January 2001	Year ended 31 December 2001	Balance as at 1 January 2002	Balance as at 1 January 2001	Year ended 31 December 2001	Balance as at 1 January 2002
Retained profit as previously reported	11,527		14,608	11,500		14,545
Prior period adjustments in respect of:						
Short-term benefits						
– unused annual leave entitlement	(137)	(2)	(139)	(137)	(2)	(139)
– leave passage entitlement	(11)	(4)	(15)	(11)	(4)	(15)
Share of non-controlled subsidiary's unused annual leave entitlement	(2)	–	(2)	–	–	–
	(150)	(6)	(156)	(148)	(6)	(154)
Post-employment benefits	–	–	(45)	–	–	(45)
	(150)		(201)	(148)		(199)
Retained profit as restated	11,377		14,407	11,352		14,346

42 Adoption of new accounting standards in Hong Kong (continued)

(i) Short-term benefits – accrued liabilities on unused annual leave and leave passage expenses

Prior to the issuance of SSAP 34, the Group did not provide for the liabilities in respect of its staffs' vested annual leave and leave passage entitlements. SSAP 34 requires that obligations in respect of these entitlements should be accrued as soon as services are rendered. In accordance with this change in accounting policy and pursuant to SSAP 2 (which outlines the disclosure requirements when a change in accounting policy has a material effect on the current or prior periods presented), the Group has retrospectively restated the opening balances of the retained profits as at 1 January 2001 and 2002 by reductions of HK$150 million and HK$156 million respectively. The previously reported net profit for the year ended 31 December 2001 has also been reduced by HK$6 million to reflect movements in the accrued annual leave and leave passage account during the year.

(ii) Post-employment benefits – defined benefit plans

The Group operates two defined benefit plans, the hybrid benefit section of the Retirement Scheme and the RBS (the "Schemes"). SSAP 34 prescribes the valuation methodology and accounting treatments in respect of defined benefit plans, which differs from those adopted by the Group in previous accounts. On adoption of SSAP 34, actuarial valuations were reconducted by independent professionally qualified actuaries to ascertain the Schemes' position as of 1 January 2002 according to the requirements of the new Standard. The results indicated that the Schemes' present value of the defined benefit obligations exceeded the fair value of the Schemes' assets (transitional liabilities) by HK$44 million and HK$1 million respectively on the same date. Pursuant to the provisions of SSAP 34, the Group has chosen to recognise the entire transitional liabilities immediately at the time of first adoption. In accordance with this change in accounting policy and pursuant to SSAP 2, the total transitional liabilities of HK$45 million has been recognised retrospectively against the opening balance of the retained profits as at 1 January 2002 (note 33) and the liabilities has been carried in the balance sheet as accrued pension expenses. Comparative information has not been restated as an independent actuarial valuation has not been conducted to ascertain the Schemes' position as of 1 January 2001.

B Adoption of SSAP 35, Accounting for Government Grants and Disclosure of Government Assistance

Pursuant to the terms of the PBL Project Agreement entered into in July 2002 between the Company and the Government, the Government will provide financial support in the form of dividend waivers in respect of its cash dividend entitlement commencing from financial year ended 31 December 2002. Details of the dividend waiver and the related accounting treatment are set out in notes 1W and 39F. Such dividend waivers are within the meaning of government grants defined in SSAP 35, which became effective for financial statement beginning on or after 1 July 2002.

C Adoption of SSAP 1 (revised), Presentation of Financial Statements

In order to comply with the revised requirements of SSAP 1 (revised), the Group adopts the new statement "Consolidated Statement of Changes in Equity" which replaces the "Consolidated Statement of Recognised Gains and Losses" included in previous accounts. The new statement reconciles the movement of key components of the shareholders' fund, including share capital, reserves and retained earnings, from the beginning to end of a period.

D Adoption of SSAP 15 (revised), Cash Flow Statements

The format of the Consolidated Cash Flow Statement has been revised to follow the new requirements of SSAP 15 (revised).

43 Comparative figures

Comparative figures have been restated and reclassified based on the requirement of the new accounting standards adopted as set out in note 42.

44 Approval of accounts

The accounts were approved by the Board on 6 March 2003.

Unaudited supplementary information for US bond holders

The Group's financial statements are prepared in accordance with the accounting principles generally accepted applicable in Hong Kong ("HK GAAP"), which differ in certain significant respects from those applicable in the United States ("US GAAP"). The significant differences relate principally to the following items, and the adjustments considered necessary to restate profit ("net income") and shareholders' funds ("shareholders' equity") in accordance with US GAAP are shown in the tables set out below.

A Revenue recognition on property developments

Under HK GAAP, where the Group receives payments from developers at the commencement of the project, profits arising from such payments are recognised when the foundation and site enabling works are complete and acceptable for development, and after taking into account the outstanding risks and obligations, if any, retained by the Group in connection with the development. In addition, under HK GAAP, where the Group receives a distribution of the assets of the development upon completion of construction, profit is recognised based on the fair value of such assets at the time of receipt. Under US GAAP, such profits would be recognised during construction of the property on a percentage-of-completion basis.

B Telford headquarters redevelopment

Under HK GAAP, the redeveloped headquarters building retained by the Group was recorded as an addition of land and buildings at open market value. The shopping centre and cash received from the developer, net of related costs, were recognised as property development profits. Under US GAAP, the redevelopment would be accounted for as a non-monetary transaction, and such redevelopment would be recorded at historical cost with no profit recognition thereon.

C Asset revaluations and depreciation

Under HK GAAP, investment properties are stated on the basis of appraised value, and depreciation expense is not provided on such properties. Also under HK GAAP, self-occupied land and buildings are stated at their open market values on the basis of their existing use at the date of revaluation less any subsequent accumulated depreciation. Under US GAAP, such revaluations are not permitted. Accordingly, for the purposes of the reconciliation between HK GAAP and US GAAP, the properties of the Group, which are stated at appraised or open market value, have been restated at historical cost less accumulated depreciation. Depreciation has been based on the historical cost of the properties and the shorter of unexpired lease term or useful life of 50 years. The approximate gross historical cost of investment properties subject to depreciation under US GAAP, which are not depreciated under HK GAAP, amounted to HK$3,234 million and HK$3,250 million at 31 December 2001 and 2002, respectively.

D Depreciation of certain fixed assets

Prior to 1995, under HK GAAP, the historical cost of the Group's tunnel lining and underground civil structures was not depreciated. Under established industry practice in the United States for similar costs, depreciation is provided for financial accounting purposes over extended periods. For US GAAP purposes, the Group has depreciated such costs over a 100-year period.

Effective 1 January 1995, under HK GAAP, the Group re-appraised the estimated useful life of the tunnel lining and underground civil structures. In accordance with such re-appraisal, such costs are being depreciated over the number of years remaining using an original life of 100-year period. Such change in useful life was accounted for prospectively, with no cumulative adjustment recognised in 1995.

In addition, prior to 1995 under HK GAAP, the cost of leasehold land was not amortised based on assumed extensions of the leases. Under US GAAP, the amortisation of the historical cost of leasehold land is provided over the life of the leases, without any consideration of renewals.

Effective 1 January 1995, under HK GAAP, all leasehold land is amortised over the unexpired terms of the leases. This change in accounting policy under HK GAAP was applied prospectively, with no cumulative adjustment recognised in 1995.

E Pension costs

In the past, under HK GAAP, the provision for the defined benefit element of the MTR Corporation Limited Retirement Scheme (the "Retirement Scheme") was based on the contributions made to the Retirement Scheme. The adoption of the new Statement of Standard Accounting Practice ("SSAP") 34 under HK GAAP has resulted in the provisions for deficiency of the Retirement Scheme's present value of the defined benefit obligations over the fair value of the assets. Such transitional liability was recognised immediately against the opening balance of the retained profits as of 1 January 2002 under HK GAAP. Under US GAAP, the defined benefit element of the Retirement Scheme is recognised as a charge to income over the employees' approximate service period, in accordance with Statement of Financial Accounting Standards ("SFAS") No. 87. SFAS No. 87 focuses on the Retirement Scheme's benefit formula as the basis for determining the benefit earned, and therefore the cost incurred, in each year. The determination of the benefit earned is

actuarially determined and includes components for service cost, time value of money, return on plan assets and gains or losses from changes in previous assumptions. The actuarial valuation methods used are slightly different under HK GAAP and US GAAP and so are the pension expenses recognised. As such, the transitional liability of HK$44 million recognised immediately against the opening balance of the retained profits under HK GAAP is reversed under US GAAP. Adjustment on pension costs calculated by the actuarial method in accordance with SFAS No. 87 is made accordingly.

F Income taxes

The Group's deferred taxation is provided using the liability method in respect of the taxation effect arising from all material timing differences, which are expected with reasonable probability to become payable in the foreseeable future. With respect to deferred tax assets (a net deferred tax debit), HK GAAP includes recognition criteria providing for net deferred tax assets, which are probable of recovery in the foreseeable future, with assurance beyond a reasonable doubt that taxable income will be generated in the future. Based on these recognition criteria, as disclosed in note 12 of Notes to the Accounts, the Group had an unrecognised net deferred tax liability at 31 December 2002, which is not expected with reasonable probability to become payable.

US GAAP requires that full provision be made for all deferred taxes as they arise, except that a valuation allowance is provided on deferred tax assets to the extent that it is not "more likely than not" that such deferred tax assets will be realised. Under US GAAP, "more likely than not" is defined as a likelihood of more than 50 percent.

G Capitalisation of certain costs

Under HK GAAP, certain costs of a non-incremental nature are capitalised relative to the Airport Railway Project and other capital projects. Under US GAAP, it is not permissible to capitalise these non-incremental costs. The preponderance of the capitalised costs relating to the capital projects is incremental in nature and accordingly, is properly capitalised under both HK GAAP and US GAAP.

H Interest

Under HK GAAP, interest earned on funds obtained by the Group specifically for the construction of the Airport Railway prior to the date of expenditure for such purpose is credited to railway construction in progress related to the Airport Railway. Interest earned for this purpose includes notional interest on funds temporarily applied by the Group for purposes other than related to the construction of the Airport Railway. Under US GAAP, actual interest earned is included in the determination of profit for such period, and notional interest on funds temporarily applied is not recognised.

I Stock based compensation

Under HK GAAP, share options granted by the Company and shares granted by the principal shareholder (defined as shareholding larger than 10%) for no consideration to the employees of the Company are not required to be recognised in the profit and loss account of the Company. Under US GAAP, such share options and shares granted are accounted for in accordance with Accounting Principles Board Opinion 25 as contributions to capital with the offsetting charge to the profit and loss account as compensation expense. The compensation expense for the share grants is measured based on the quoted market price of the shares, and in case of share options, the difference between the quoted market price of the shares less the exercise price, at a defined measurement date. The measurement date is the first date on which both the number of shares that an individual employee is entitled to receive and the exercise price are known.

J Others

Other adjustments primarily represent the net effect of costs deferred under HK GAAP which are required to be recognised as expenses under US GAAP, and certain anticipated expenses recognised under HK GAAP which are not recognised as expenses under US GAAP until the related goods or services are received or provided.

K Derivative instruments

Under US GAAP, effective 1 January 2001, the Group adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. All derivatives, whether designated in hedging relationships or not, are required to be recorded on the balance sheet at fair value. If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and of the hedged item attributable to the hedged risk are recognised in earnings. If the derivative is designated as a cash flow hedge, the effective portions of changes in the fair value of the derivative are recorded in other comprehensive income and are recognised in the profit and loss account when the hedged item affects earnings. Ineffective portions of changes in the fair value of cash flow hedges are recognised in earnings.

The Group uses derivative instruments to manage exposures to foreign currency and interest rate risks. The Group's objectives for holding derivatives are to minimize the risks using the most effective methods to eliminate or reduce the impacts of these exposures.

Under HK GAAP, derivative instruments are not required to be recorded on the balance sheet at fair value.

Reconciliation of net income to US GAAP

Year Ended 31 December *in $ million*	2001 HK$ (Note 1)	**2002 HK$**	**2002 US$** (Note 2)
Profit for the year in accordance with HK GAAP	4,284	**4,212**	**540**
Adjustments required under US GAAP			
Revenue recognition on property developments	1,216	**(115)**	**(15)**
Depreciation on revalued properties and redevelopment	(64)	**(66)**	**(8)**
Depreciation on certain fixed assets	10	**10**	**1**
Difference in periodic pension cost	112	**45**	**6**
Deferred tax accounting	(724)	**(761)**	**(98)**
Capitalisation of certain costs	(65)	**(66)**	**(8)**
Interest	(21)	**(20)**	**(3)**
Stock based compensation	(60)	**(5)**	**(1)**
Derivative instruments including cumulative effect of adopting SFAS No. 133 in 2001	(53)	**(11)**	**(1)**
Other	(1)	**3**	**-**
Tax effect of above adjustments	(160)	**35**	**5**
Net income for the year in accordance with US GAAP	4,474	**3,261**	**418**
Basic and diluted earnings per share	HK$0.89	**HK$0.64**	**US$0.08**

Reconciliation of shareholders' equity to US GAAP

As of 31 December *in $ million*	2001 HK$ (Note 1)	**2002 HK$**	**2002 US$** (Note 2)
Shareholders' funds in accordance with HK GAAP	54,049	**56,827**	**7,286**
Adjustments required under US GAAP			
Revenue recognition on property developments	2,277	**2,162**	**277**
Accumulated depreciation on revalued properties and redevelopment	(298)	**(364)**	**(47)**
Asset revaluation reserves	(6,634)	**(6,430)**	**(824)**
Accumulated depreciation on certain fixed assets	(781)	**(771)**	**(99)**
Difference in periodic pension cost	(199)	**(110)**	**(14)**
Deferred tax accounting	(2,481)	**(3,242)**	**(416)**
Capitalisation of certain costs	(1,173)	**(1,239)**	**(159)**
Interest	676	**656**	**84**
Derivative instruments including cumulative effect of adopting SFAS No. 133 in 2001	(326)	**(501)**	**(64)**
Other	37	**40**	**5**
Tax effect of above adjustments	(121)	**(86)**	**(11)**
Shareholders' equity in accordance with US GAAP	45,026	**46,942**	**6,018**

Notes:

1. Under HK GAAP, the Group adopted SSAP 34, "Employee Benefits", on 1 January 2002. As a result of the adoption of SSAP 34, the Group recognises liabilities for certain employee benefits in the accounting period in which the obligations arise, including staffs' vested annual leave and leave passage entitlements. Under HK GAAP, SSAP 34 was adopted retrospectively, resulting in the restatement of certain prior year balances (note 42A of Notes to the Accounts). Under US GAAP, the adoption of SSAP 34 with respect to the accrual of staffs' vested annual leave and leave passage entitlements represents a restatement for a correction of an error. However, the amount of the restatement under US GAAP was not considered material to the Group's results of operations or shareholders' equity.

2. For the convenience of readers, the US dollars equivalent was translated at HK$7.7998 which was the Hong Kong closing buying rate quoted from Reuters at 4 pm of 31 December 2002.

Glossary

Articles of Association	The articles of association of the Company
Board	The board of directors of the Company
Company or Corporation or MTR	MTR Corporation Limited (地鐵有限公司), a company which was incorporated under the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) on 26 April 2000
Computershare	Computershare Hong Kong Investor Services Limited
Customer Service Pledge	Annually published performance targets in accordance with the Operating Agreement
Director and Member of the Board	A member of the Board
FSI	The Financial Secretary Incorporated, a corporation solely established under the Financial Secretary Incorporation Ordinance (Chapter 1015 of the Laws of Hong Kong)
Government	The government of Hong Kong
Gross Debt-to-equity Ratio	Loans, obligations under finance leases and bank overdrafts as a percentage of the shareholders' funds
HKSE or Stock Exchange	The Stock Exchange of Hong Kong Limited
Hong Kong or Hong Kong SAR	The Hong Kong Special Administrative Region of the People's Republic of China
Interest Cover	Operating profit before depreciation divided by gross interest and finance charges before capitalisation
Listing Rules	The Rules Governing the Listing of Securities on the Stock Exchange
MTR Ordinance	The Mass Transit Railway Ordinance (Chapter 556 of the Laws of Hong Kong)
MTR Lines	Collective name for the Kwun Tong Line, Tsuen Wan Line, Island Line, Tung Chung Line and Tseung Kwan O Line
Net Debt-to-equity Ratio	Loans, obligations under finance leases and bank overdrafts net of cash and cash equivalents in the balance sheet as a percentage of the shareholders' funds
Octopus Cards	Octopus Cards Limited
Operating Agreement	The agreement entered into by the Company and the Secretary for Transport for and on behalf of the Government on 30 June, 2000 for the operation of the Mass Transit Railway
Operating Margin	Operating profit from railway and related operations before depreciation as a percentage of turnover
Ordinary Shares	Ordinary shares of HK$1.00 each in the capital of the Company
Return on Average Shareholders' Funds	Profit attributable to shareholders as a percentage of the average of the beginning and closing shareholders' funds of the period
SDI Ordinance	The Securities (Disclosure of Interests) Ordinance (Chapter 396 of the laws of Hong Kong)
SEC	The U.S. Securities and Exchange Commission
Service Quality Index	A measure of customer satisfaction for the services provided by MTR Lines and Airport Express Line based on the service attributes (excluding fares) weighted by the corresponding importance from the customer research

Designed by Sedgwick Richardson Editorial by Conatus Limited Theme photography by Alfred Ko



地鐵公司
MTR Corporation

MTR Corporation Limited
MTR Tower, Telford Plaza
Kowloon Bay, Hong Kong
GPO Box 9916, Hong Kong
Telephone (852) 2993 2111
Facsimile (852) 2798 8822